                                                   Registration No. 333-
                                                               & 811-7934

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]
                   Pre-Effective Amendment No.  _______                  [ ]
                   Post-Effective Amendment No. _____                    [ ]
                                   and/or
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [X]
                            Amendment No. ___17__                        [X]

                          LB VARIABLE ANNUITY ACCOUNT I
                            (Exact Name of Registrant)

                          AID ASSOCIATION FOR LUTHERANS
                              (Name of Depositor)

                625 Fourth Avenue South, Minneapolis, Minnesota 55415
                 (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code:  (612) 340-7005

                     NAME AND ADDRESS OF AGENT FOR SERVICE
                               John C. Bjork
                          625 Fourth Avenue South
                        Minneapolis, Minnesota  55415

               APPROXIMATE DATE OF THE PROPOSED PUBLIC OFFERING
  As soon as practicable after effectiveness of the Registration Statement.

                    TITLE OF SECURITIES BEING REGISTERED
        Interest in a separate account under individual flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

INDIVIDUAL FLEXIBLE PREMIUM
VARIABLE ANNUITY CONTRACT
ISSUED BY
AID ASSOCIATION FOR LUTHERANS

625 Fourth Avenue South
Minneapolis, Minnesota 55415
(612) 340-7210
(800) 990-6290

On January 1, 2002, Lutheran Brotherhood ("LB") merged with and into Aid Association for Lutherans ("AAL"). The merged organization intends to begin operating by a new name as soon as possible after the new name is approved by its members and appropriate regulators. In the meantime, it will do business as Aid Association for Lutherans/Lutheran Brotherhood. This Prospectus describes an individual flexible premium variable annuity contract (the "Contract") previously offered by Lutheran Brotherhood and now offered by AAL ("we", "us" or "our"), a fraternal benefit society organized under Wisconsin law. We offer the Contract only in situations in which the Contract's Annuitant is eligible for membership in AAL. We may sell the Contract to or in connection with retirement plans which may or may not qualify for special Federal tax treatment under the Internal Revenue Code.

We allocate net premiums based on the Annuitant's designation to one or more Subaccounts of LB Variable Annuity Account I (the "Variable Account"), and/or to the Fixed Account (which is the general account of AAL, and which pays interest in an amount that is at least as great as the guaranteed fixed rate). The assets of each Subaccount will be invested solely in a corresponding Portfolio of LB Series Fund, Inc. (the "Fund"), which is a diversified, open-end management investment company (commonly known as a "mutual fund"). We provide the overall investment management for each of the Portfolois in the Fund, although some of the Portfolios are managed by an investment subadviser. The accompanying Prospectuses for the Fund describe the investment objectives and attendant risks of the 14 Portfolios of the Fund:

Opportunity Growth Portfolio
FTI Small Cap Growth Portfolio (subadvised by Franklin Advisers, Inc.)
Mid Cap Growth Portfolio
MFS Mid Cap Growth Portfolio (subadvised by Massachusetts Financial Services Company)
World Growth Portfolio
FI All Cap Portfolio (subadvised by Fidelity Management & Research Company)
Growth Portfolio
MFS Investors Growth Portfolio (subadvised by Massachusetts Financial Services Company)
TRP Growth Stock Portfolio (subadvised by T. Rowe Price Associates, Inc.)
Value Portfolio
High Yield Portfolio
Income Portfolio
Limited Maturity Bond Portfolio
Money Market Portfolio.

Additional information about AAL, the Contract and the Variable Account is contained in a Statement of Additional Information ("SAI") dated January 2 , 2002. That SAI was filed with the Securities and Exchange Commission and is incorporated by reference in this Prospectus. You may obtain a copy of the SAI without charge by writing to us at our address above. In addition, the Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the SAI. The Table of Contents for the SAI may be found on Page 29 of this Prospectus. Appendix A sets forth definitions of special terms used in this Prospectus.

An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. It is valid only when accompanied or preceded by the current Prospectuses of LB Series Fund, Inc.

The date of this Prospectus is January 2, 2002.

                                                                     Page
SUMMARY FEE TABLE
SUMMARY
  The Contract
  Annuity Provisions
  Federal Tax Status
  Condensed Financial Information
  Performance Related Information
AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT
  Aid Association for Lutherans
  The Variable Account
INVESTMENT OPTIONS
  Variable Investment Options
  Investment Management
  Addition, Deletion or Substitution of Investments
THE CONTRACTS
  Purchasing a Contract
  Processing Your Application
  Allocation of Premium
  Free Look Period
  Accumulated Value, Accumulation Units and Accumulation Unit Value
  Minimum Accumulated Value
  Death Benefit Before the Maturity Date
  Death Benefit After the Maturity Date
  Surrender (Redemption)
  Transfers
  Telephone Transfers
  Special Transfer Service -- Dollar Cost Averaging
  Assignments
  Contract Owner, Beneficiaries and Annuitants
CHARGES AND DEDUCTIONS
  Surrender Charge (Contingent Deferred Sales Charge)
  Administrative Charge
  Mortality and Expense Risk Charge
  Investment Advisory Fee of the Fund
  Taxes
  Sufficiency of Charges
ANNUITY PROVISIONS
  Maturity Date
  Maturity Proceeds
  Settlement Options
  Frequency of Annuity Payments
  Amount of Variable Annuity Payments
  Subaccount Annuity Unit Value
GENERAL PROVISIONS
  Postponement of Payments
  Payment by Check
  Date of Receipt
  Reports to Contract Owners
  Contract Inquiries
FEDERAL TAX STATUS
  Introduction
  Variable Account Tax Status
  Taxation of Annuities in General
  Qualified Plans
  1035 Exchanges
  Diversification Requirements
  Withholding
  Other Considerations
EMPLOYMENT-RELATED BENEFIT PLANS
VOTING RIGHTS
SALES AND OTHER AGREEMENTS
LEGAL PROCEEDINGS
LEGAL MATTERS
FINANCIAL STATEMENTS AND EXPERTS
STATEMENT OF ADDITIONAL INFORMATION

  ORDER FORM
APPENDIX A - DEFINITIONS
APPENDIX B - CONDENSED FINANCIAL INFORMATION
APPENDIX C - MORE INFORMATION ABOUT THE FIXED ACCOUNT

SUMMARY FEE TABLE

The purpose of this table is to help you understand the various costs and expenses associated with your Contract. You may allocate premiums and transfer Accumulated Value to any one of the Subaccounts - Opportunity Growth, FTI Small Cap Growth, Mid Cap Growth, MFS Mid Cap Growth, World Growth, FI All Cap, Growth, MFS Investors Growth, TRP Growth Stock, Value, High Yield, Income, Limited Maturity Bond, and Money Market - or to the Fixed Account or to any combination of the Subaccounts and the Fixed Account. You pay no initial sales charge when you purchase the Contract. All costs that you bear directly or indirectly for the Subaccounts and Portfolios are shown below.

Contract Owner Expenses

  Sales Load Imposed on Purchase (as a percentage of purchase
    payments)                                                          0%
  Maximum Deferred Sales Load (as a percentage of Excess
    Amount surrendered)                                                6%(1)
  Exchange Fee                                                         0%

Annual Contract Fee                                                $30.00(2)

Annual Subaccount Expenses
  (as a percentage of average daily Accumulated Value or Annuity
  Unit Value)                                          Current(3)  Maximum
  Mortality and Expense Risk Charge                     1.10%       1.25%
  Total Subaccount Annual Expenses                      1.10%       1.25%

LB Series Fund, Inc. Annual Expenses (as a percentage of average net assets of each portfolio)

                                                 Other             Total
                                               Expenses          Portfolio
                              Advisory          After             Annual
Portfolio                       Fees        Reimbursement (4)    Expenses
--------------------------    ---------     -----------------    ---------
Opportunity Growth Portfolio     .40%              0%               .40%

FTI Small Cap Growth Portfolio
  $0-$500 million               1.00%              0%              1.00%
  More than $500 million         .90%              0%               .90%

Mid Cap Growth Portfolio         .40%              0%               .40%

MFS Mid Cap Growth Portfolio
  $0-$500 million                .90%              0%               .90%
  More than $500 million         .80%              0%               .80%

World Growth Portfolio           .85%              0%               .85%

FI All Cap Portfolio
  $0-$500 million                .95%              0%               .95%
  More than $500 million         .90%              0%               .90%

Growth Portfolio                 .40%              0%               .40%

MFS Investors Growth Portfolio
  $0-$500 million                .80%              0%               .80%
  More than $500 million         .70%              0%               .70%

TRP Growth Stock Portfolio
  $0-$500 million                .80%              0%               .80%
  More than $500 million         .70%              0%               .70%

Value Portfolio                  .60%              0%               .60%

High Yield Portfolio             .40%              0%               .40%

Income Portfolio                 .40%              0%               .40%

Limited Maturity Bond Portfolio  .40%              0%               .40%

Money Market Portfolio           .40%              0%               .40%

EXAMPLES

The following examples illustrate the expenses that you would incur on a $1,000 investment and a 5% return on assets. In these examples, the $30 annual administrative charge is approximated as a 0.01% charge based on AAL's average contract size. The examples reflect any current reimbursements of Fund expenses. These reimbursements are anticipated to continue through 2002, but may be terminated at any time.

The examples should not be considered as representative of past or future expenses, and actual expenses may be greater or less than those shown.

Based on the current mortality and expense risk charge, if you surrender or annuitize your Contract at the end of the applicable time period, you would pay the following expenses:

Subaccount                             1 year   3 years   5 years   10 years
---------                              ------   -------   -------   --------
Opportunity Growth                      $71      $ 88      $104      $180
FTI Small Cap Growth 5)                 $77      $105        --        --
Mid Cap Growth                          $71      $ 88      $104      $180
MFS Mid Cap Growth (5)                  $76      $102        --        --
World Growth                            $76      $101      $127      $229
FI All Cap (5)                          $76      $104        --        --
Growth                                  $71      $ 88      $104      $180
MFS Investors Growth (5)                $75      $ 99        --        --
TRP Growth Stock (5)                    $75      $ 99        --        --
Value (5)                               $73      $ 94        --        --
High Yield                              $71      $ 88      $104      $180
Income                                  $71      $ 88      $104      $180
Limited Maturity Bond (5)               $71      $ 88        --        --
Money Market                            $71      $ 88      $104      $180

Based on the current mortality and expense risk charge, if you do not surrender or annuitize your Contract, you would pay the following expenses:

Subaccount                             1 year   3 years   5 years   10 years
---------                              ------   -------   -------   --------
Opportunity Growth                      $15      $ 48      $ 82      $180
FTI Small Cap Growth (5)                $21      $ 66        --        --
Mid Cap Growth                          $15      $ 48      $ 82      $180
MFS Mid Cap Growth (5)                  $20      $ 63        --        --
World Growth                            $20      $ 62      $106      $229
FI All Cap (5)                          $21      $ 65        --        --
Growth                                  $15      $ 48      $ 82      $180
MFS Investors Growth (5)                $19      $ 60        --        --
TRP Growth Stock (5)                    $19      $ 60        --        --
Value (5)                               $17      $ 54        --        --
High Yield                              $15      $ 48      $ 82      $180
Income                                  $15      $ 48      $ 82      $180
Limited Maturity Bond (5)               $15      $ 48        --        --
Money Market                            $15      $ 48      $ 82      $180

Based on the maximum mortality and expense risk charge, if you surrender or annuitize your Contract at the end of the applicable time period, you would pay the following expenses:

Subaccount                             1 year   3 years   5 years   10 years
---------                              ------   -------   -------   --------
Opportunity Growth                      $73      $ 92      $111      $197
FTI Small Cap Growth (5)                $78      $110       --         --
Mid Cap Growth                          $73      $ 92      $111      $197
MFS Mid Cap Growth (5)                  $77      $107        --        --
World Growth                            $77      $105      $134      $244
FI All Cap (5)                          $78      $108        --        --
Growth                                  $73      $ 92      $111      $197
MFS Investors Growth (5)                $76      $104        --        --
TRP Growth Stock (5)                    $76      $104        --        --
Value (5)                               $75      $ 98        --        --
High Yield                              $73      $ 92      $111      $197
Income                                  $73      $ 92      $111      $197
Limited Maturity Bond (5)               $73      $ 92        --        --
Money Market                            $73      $ 92      $111      $197

Based on the maximum mortality and expense risk charge, if you do not surrender or annuitize your Contract, you would pay the following expenses:

Subaccount                             1 year   3 years   5 years   10 years
---------                              ------   -------   -------   --------
Opportunity Growth                      $17      $ 52      $ 90      $197
FTI Small Cap Growth (5)                $23      $ 71        --        --
Mid Cap Growth                          $17      $ 52      $ 90      $197
MFS Mid Cap Growth (5)                  $22      $ 68        --        --
World Growth                            $21      $ 66      $113      $244
FI All Cap (5)                          $22      $ 69        --        --
Growth                                  $17      $ 52      $ 90      $197
MFS Investors Growth (5)                $21      $ 65        --        --
TRP Growth Stock (5)                    $21      $ 65        --        --
Value (5)                               $19      $ 58        --        --
High Yield                              $17      $ 52      $ 90      $197
Income                                  $17      $ 52      $ 90      $197
Limited Maturity Bond (5)               $17      $ 52        --        --
Money Market                            $17      $ 52      $ 90      $197
----------------
  A surrender charge is deducted only if a full or partial surrender occurs during the first six Contract Years; no surrender charge is deducted for surrenders occurring in Contract Years seven and later. The surrender charge will also be deducted at the time annuity payments begin, except under certain circumstances. Up to 10% of the Accumulated Value existing at the time the first surrender in a Contract Year is made may be surrendered without charge; only the Excess Amount will be subject to a surrender charge. The maximum charge is 6% of the Excess Amount and is in effect for the first Contract Year. Thereafter, the surrender charge decreases by 1% each subsequent Contract Year.

  A $30 annual administrative charge is deducted on each Contract Anniversary only if, on that Contract Anniversary, the total of premiums paid under the Contract minus all prior surrenders is less than $5,000 and the Accumulated Value is less than $5,000. The $30 fee is a Contract charge and is deducted proportionately from the Subaccounts and the Fixed Account that make up the Contract's Accumulated Value.

  The current charge for motality and expense risk fees is equal to an annual rate of 1.10%, and we guarantee that this charge will never exceed an annual rate of 1.25%. See Page __.

  The amount shown for Fund Annual Expenses does not reflect a deduction for operating expenses of the Fund, other than the investment advisory fee, because AAL and its affiliate, Lutheran Brotherhood Variable Insurance Products Company ("LBVIP"), have agreed to reimburse the Fund for these operating expenses. For the fiscal year of the Fund ending December 31, 2000, the Fund was reimbursed approximately $3,897,115 for such operating expenses which would have represented approximately 0.04% of the average daily net assets of each of the Portfolios in the Fund without the reimbursement. See Pages 9-11. The Expense Reimbursement Agreement could be terminated at any time by the mutual agreement of the Fund, AAL and LBVIP, but the Fund, AAL and LBVIP currently contemplate that the Expense Reimbursement Agreement will continue so long as the Fund remains in existence. If the Expense Reimbursement Agreement were terminated, the Fund would be required to pay these operating expenses, which would reduce the net investment return on the shares of the Fund held by the Subaccounts of the Variable Account.

  The expenses are estimated and are provided for only the one and three-year periods. The Subaccount first became available on November 30, 2001.

SUMMARY

Please refer to Appendix A at the end of this Prospectus for definitions of several technical terms, which can help you understand details about your Contract. The Summary is an introduction to various topics related to the Contract. For more detailed information on each subject, refer to the appropriate Page numbers.

The Contract

Detailed explanations are provided in "The Contracts" (See Pages 12-17.)

Issuance of a Contract. AAL issues individual flexible premium variable annuity contracts. In order to purchase a Contract, you must submit an application to us through one of our licensed representatives, who is also a registered representative of Lutheran Brotherhood Securities Corp. ("LBSC") or AAL Capital Management Corporation ("AAL CMC"). The Contracts are offered only in situations in which the Annuitant is eligible for membership in AAL. The Contract may be sold to or in connection with retirement plans which may or may not qualify for special Federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until a selected later date.

The minimum acceptable initial premium is $600 on an annualized basis. We may, at our discretion, waive this initial premium requirement. You may make subsequent premiums under the Contracts, but we may choose not to accept any subsequent premium less than $50.

Free Look Period. You have the right to return the Contract within 10 days after you receive it.

Allocation of Premiums. You may allocate premiums under the Contract to one or more of the 14 Subaccounts of the Variable Account and to the Fixed Account.

The Accumulated Value of the Contract in the Subaccounts and, except to the extent fixed amount annuity payments have been elected, the amount of annuity payments will vary, primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. Premiums allocated to the Fixed Account will accumulate at fixed rates of interest declared by us. (See Appendix C.)

On the date we approve the Contract Owner's application, we will transfer from the general account the initial premium (after deduction of any required premium taxes) and any interest accrued during the underwriting period among the Subaccount(s) and/or Fixed Account according to the Contract Owner's instructions. See "The Contracts--Allocation of Premiums." Subsequent premiums will be allocated among the Subaccounts and the Fixed Account in the same proportion as the initial premium, at the end of the Valuation Period in which we receive the subsequent premium.

Surrenders. If a Written Notice from you requesting a surrender is received on or before the Maturity Date, we will pay to you all or part of the Accumulated Value of a Contract after deducting any applicable surrender charge. Partial surrenders must be for at least $200, and may be requested only if the remaining Accumulated Value is not less than $1,000. Under certain circumstances the Contract Owner may make surrenders after the Maturity Date.

Transfers. On or before the Maturity Date, you may request the transfer of all or a part of your Contract's Accumulated Value to other Subaccounts or to the Fixed Account. The total amount transferred each time must be at least $200 (unless the total value in the Subaccount or the Fixed Account is less than $200, in which case the entire amount may be transferred). We reserve the right to limit the number of transfers in any Contract Year; although, we will always allow at least two transfers a year. With respect to the Fixed Account, transfers out of the Fixed Account are limited to only one each Contract Year and must be made on or within 45 days after a Contract Anniversary. After the Maturity Date, you may, by Written Notice and only once each Contract Year, change the percentage allocation of variable annuity payments among the available Subaccounts.

Annuity Provisions

See Pages 20-21 for more details.

You may select an annuity settlement option or options, and may select whether payments are to be made on a fixed or variable (or a combination of fixed and variable) basis.

Federal Tax Status

For a description of the Federal income tax status of annuities, see Pages 22-26. Generally, a distribution from a Contract before the taxpayer attains age 59 1/2 will result in a penalty tax of 10% of the amount of the distribution which is includable in gross income.

Condensed Financial Information

Condensed financial information derived from the financial statements of the Variable Account is contained in Appendix B.

Performance Related Information

The Variable Account may advertise certain performance related information concerning the Subaccounts.

Yields. The Variable Account may advertise the Money Market Subaccount's "yield" and "effective yield". Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Subaccount refers to the income generated by an investment in the Subaccount over a seven-day period (which period will be stated in the advertisement). This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. The annualized current yield and effective yield for the seven-day base period ended September 30, 2001, was 1.86% and 1.88%, respectively. For more information, see the Statement of Additional Information.

The Variable Account may also advertise for the other Subaccounts yield quotations based on a 30-day (or one month) period, which is computed by dividing the net investment income per Accumulation Unit earned during the period (the net investment income earned by the Fund portfolio attributable to shares owned by the Subaccount less expenses incurred during the period) by the maximum offering price per Accumulation Unit on the last day of the period. The current yield for the 30-day base period ended September 30, 2001 for the High Yield Subaccount was 12.26%. The current yield for the same 30-day base period for the Income Subaccount was 4.94%. For more information, see the Statement of Additional Information.

Total Returns. From time to time, we may advertise the average annual total return quotations for the Subaccounts for the 1-, 5- and since inception periods computed by finding the average annual compounded rates of return over the 1-, 5- and since inception periods that would equate the initial amount invested to the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or since inception periods. For some subaccounts, average annual total return figures also are provided for a 10-year period based on a hypothetical contract assumed to have been invested in a Portfolio of the Fund when that Portfolio was first available for investment under a variable annuity contract issued by AAL's indirect subsidiary, LBVIP.

The average annual total returns for the Subaccounts for the 1-year, 5-year, and since inception periods through September 30, 2001, and for the 10-year period for a hypothetical contract issued by LBVIP are as follows:

                                                       Since
                                  1 Year    5 Year   Inception    10 Year
                                   -----    ------   ---------    -------
Opportunity Growth
   Subaccount (1/18/96)           -44.27    -7.39%    -2.06%       N/A
Mid Cap Growth
   Subaccount (1/30/98)           -42.69%     N/A      4.59%       N/A
World Growth Subaccount (1/18/96) -36.33%   -1.12%    -0.03%       N/A
Growth Subaccount (2/3/94)        -42.03%    9.47%    11.33%     11.76%
High Yield Subaccount (2/3/94)    -27.82%   -3.23%     0.20%      4.82%
Income Subaccount (2/3/94)          4.13%    5.81%     5.20%      6.39%
Money Market Subaccount (2/3/94)   -1.73%    3.78%     4.06%      3.64%

The average annual total return quotations assume a steady rate of growth. Actual performance fluctuates and will vary from the quoted results for periods of time with the quoted periods. The average annual total return quotations do not include the annual administrative charge of $30 deducted from any Contract for which the total of premiums paid under such Contract minus all prior surrenders is less than $5,000 and the Accumulated Value is less than $5,000. Inclusion of the administrative charge would reduce the total return figures shown above. The average annual total return quotations assume applicable surrender charge upon surrender. For more information, see the Statement of Additional Information.

AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT

Aid Association for Lutherans

On January 1, 2002, Lutheran Brotherhood merged with and into Aid Association for Lutherans . The merged organization intends to begin operating by a new name as soon as possible after the new name is approved by its members and appropriate regulators. In the meantime, we will do business as Aid Association for Lutherans/Lutheran Brotherhood. We are a fraternal benefit society owned and operated for our members. We were organized in 1902 under Wisconsin law, and we are in compliance with Internal Revenue Code Section 501(c)(8). We are currently licensed to transact life insurance business in all 50 states and the District of Columbia.

We issue the Contracts. We are subject to regulation by the Office of the Commissioner of Insurance of the State of Wisconsin as well as by the insurance regulators of all the other states and jurisdictions in which we do business. We submit annual reports on our operations and finances to insurance officials in such states and jurisdictions. The forms of Contracts described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold. We are also subject to certain Federal securities laws and regulations.

The Variable Account

The Variable Account is a separate account of AAL, established in 1993 pursuant to the laws of the State of Minnesota. As a result of Lutheran Brotherhood's merger with and into AAL, the Variable Account now is operated under the laws of the State of Wisconsin. The Variable Account meets the definition of a "separate account" under the federal securities laws. We have caused the Variable Account to be registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). This registration does not involve supervision by the SEC of the management or investment policies or practices.

The assets of the Variable Account are owned by us, and we are not a trustee with respect to such assets. However, the Wisconsin laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. We may transfer to our general account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.

Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risk, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

INVESTMENT OPTIONS

Variable Investment Options

You may allocate the premiums paid under the Contract and transfer from the Contract's Accumulated Value to one or more of the Subaccounts of the Variable Account. We invest the assets of each Subaccount in a corresponding Portfolio of the Fund. The Subaccounts and corresponding Portfolios of the Fund are:

  Subaccount                            Corresponding Portfolio
  ----------                            -----------------------
  Opportunity Growth Subaccount         Opportunity Growth Portfolio
  FTI Small Cap Growth Subaccount       FTI Small Cap Growth Portfolio
  Mid Cap Growth Subaccount             Mid Cap Growth Portfolio
  MFS Mid Cap Growth Subaccount         MFS Mid Cap Growth Portfolio
  World Growth Subaccount               World Growth Portfolio
  FI All Cap Subaccoung                 FI All Cap Portfolio
  Growth Subaccount                     Growth Portfolio
  MFS Investors Growth Subaccount       MFS Investors Growth Portfolio
  TRP Growth Stock Subaccount           TRP Growth Stock Portfolio
  Value Subaccount                      Value Portfolio
  High Yield Subaccount                 High Yield Portfolio
  Income Subaccount                     Income Portfolio
  Limited Maturity Bond Subaccount      Limited Maturity Bond Portfolio
  Money Market Subaccount               Money Market Portfolio

The Portfolios of the Fund each have an investment objective:

Opportunity Growth Portfolio. To achieve long-term growth of capital by investing primarily in a diversified portfolio of smaller capitalization common stocks.

FTI Small Cap Growth Portfolio. To achieve long-term capital growth by investing primarily in a diversified portfolio of common stocks of U.S. small capitalization companies.

Mid Cap Growth Portfolio. To achieve long-term growth of capital by investing primarily in a diversified portfolio of common stocks of companies with medium market capitalizations.

MFS Mid Cap Growth Portfolio. To achieve long-term growth of capital by investing primarily in a non-diversified portfolio of common stocks of companies with medium market capitalizaitons.*

World Growth Portfolio. To achieve long-term growth of capital by investing primarily in a diversified portfolio of common stocks of established, non-U.S. companies.

FI All Cap Portfolio. To achieve long-term growth of capital.

Growth Portfolio. To achieve long-term growth of capital through investment primarily in common stocks of established corporations that appear to offer attractive prospects of a high total return from dividends and capital appreciation.

MFS Investors Growth Portfolio. To achieve long-term growth of capital and future income by investing primarily in a diversified portfolio of common stocks of companies that appear to offer better than average long-term growth potential.

TRP Growth Stock Portfolio. To achieve long-term growth of capital and, secondarily, increase dividend income by investing primarily in a diversified portfolio of common stocks of well-established growth companies.

Value Portfolio. To achieve long-term growth of capital.

High Yield Portfolio. To achieve a higher level of income through investment in a diversified portfolio of high yield securities ("junk bonds") which involve greater risks than higher quality investments, while also considering growth of capital as a secondary objective.

Income Portfolio. To achieve a high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate- and long-term fixed income securities.

Limited Maturity Bond Portfolio. To seek a high level of current income consistent with stability of principal.

Money Market Portfolio. To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality, short-term debt obligations.

* The MFS Mid Cap Growth Portfolio is a non-diversified mutual fund. This means that the Portfolio may invest a relatively high percentage of its assets in a small number of issuers and is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified Portfolio.

We cannot assure that the Portfolios of the Fund will achieve their respective investment objectives. You should periodically evaluate your allocation among the Subaccounts in light of current market conditions and the investment risks associated with investing in the Fund's various Portfolios. A full description of the Fund, its investment objectives, policies and restrictions, its expenses, the risks associated with investing in the Fund's Portfolios and other aspects of the Fund's operation is contained in the accompanying prospectuses for the Fund, which should be carefully read in conjunction with this Prospectus.

As custodian for the Variable Account, we will hold shares of the Fund purchased by each Subaccount of the Variable Account.

The Fund is designed to provide an investment vehicle for variable annuity and variable life insurance contracts. Shares of the Fund are sold to other insurance company separate accounts of AAL and LBVIP. The Fund may, in the future, create new portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts and for LBVIP and AAL to invest simultaneously in the Fund, although we do not foresee any such disadvantages to either variable annuity or variable life insurance contract owners. The management of the Fund intends to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example:

  Changes in state insurance laws
  Changes in Federal income tax law
  Changes in the investment management of the Fund
  Differences in voting instructions between those given by the contract owners from the different separate accounts

In addition, if we believe the Fund's response to any of those events or conflicts insufficiently protects Contract Owners, we will take appropriate action on our own.

The Fund is registered with the SEC under the 1940 Act as a diversified, open-end management investment company (commonly called a "mutual fund"). This registration does not involve supervision by the SEC of the management or investment practices or policies of the Fund. Shares of the Fund may be sold to other separate accounts, and the Fund may in the future create new Portfolios.

The Variable Account will purchase and redeem shares from the Fund at net asset value. Shares will be redeemed to the extent necessary for us to collect charges under the Contracts, to make payments upon surrenders, to provide benefits under the Contracts, or to transfer assets from one Subaccount to another as requested by Contract Owners. Any dividend or capital gain distribution received from a Portfolio of the Fund will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.

Investment Management

The Fund receives investment advice with respect to each of its Portfolios from AAL, which also acts as investment adviser to the Fund. AAL is a registered investment adviser under the Investment Advisers Act of 1940. The Fund and AAL have engaged the following investment subadvisers:

  Franklin Advisers, Inc. serves as subadviser for the FTI Small Cap Growth Portfolio.

  Massachusetts Financial Services Company serves as subadviser for the MFS Mid Cap Growth Portfolio and the MFS Investors Growth Portfolio.

  T. Rowe Price International, Inc., serves as subadviser for the World Growth Portfolio.

  Fidelity Management & Research Company serves as subadviser for the FI All Cap Portfolio. FMR Co, Inc. serves as the Portfolio's sub-subadviser.

  T. Rowe Price Associates, Inc. serves as subadviser for the TRP Growth Stock Portfolio.

The Fund and AAL pay each Subadviser an annual fee for its subadvisory services. The formula for determining the subadvisory fee is described fully in the prospectuses for the Fund.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If Portfolio shares of the Fund are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company. We will not substitute any shares attributable to a Contract interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by applicable law.

We also reserve the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio of the Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by us.

If any of these substitutions or changes are made, we may by appropriate endorsement change the Contract to reflect the substitution or change. If we deem it to be in the best interest of Contract Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AAL separate accounts.

THE CONTRACTS

Purchasing a Contract

You purchase a Contract by submitting an application to us through one of our licensed representatives who is also a registered representative of LBSC or AAL CMC. In your application you select the features of your Contract, including:

  The amount of your initial premium. This premium must be at least $600 on an annualized basis, though we may choose to waive this requirement.

  How you plan to pay premiums after the initial premium. We may require any such premium to be at least $50.

  How you want your premiums allocated among the Subaccount(s) and/or Fixed Account.

  Your age at the time you want annuity payments to begin. This will establish the Maturity Date, which must be a Contract Anniversary at least three years after the Date of Issue.

  The beneficiary to receive the benefit payable upon the death of the Annuitant.

Processing your Application

We will process your application after we have received both it and your initial premium. Your contract's Date of Issue will be the date on which we receive the initial premium. If we determine that your application is in good order, we will approve it within two days after the Date of Issue. If we determine that the application is not in good order, we will attempt to complete it within five business days. If the application is not complete at the end of this period, we will tell you the reason for the delay and inform you that we will return the initial premium to you unless you specifically consent to our keeping it until the application is complete.

Allocation of Premium

If we approve your application on the Date of Issue, we will allocate the initial premium among the Subaccount(s) and/or the Fixed Account according to your application on that date. Otherwise, we will deposit your initial premium in our general account where it will earn interest at a rate which we determine. The interest and any cost of crediting interest will be paid by us, not other Contract Owners. On the date we approve your application, we will allocate your initial premium (including any interest earned while in the general account) among the Subaccount(s) and/or the Fixed Account according to your application.

The allocation percentages which you select must be in whole numbers and their sum must be 100%. We reserve the right to adjust allocation percentages to eliminate fractional percentages. Premiums which you pay after the initial premium are allocated at the end of the Valuation Period in which we receive them using the allocation percentages specified in your application. You may change the allocation percentages for future premiums without charge and at any time by giving us Written Notice or, if you have completed the Telephone Transaction Authorization Form, by telephone. Any change will apply to all future premiums unless you request another change.

The values in the Subaccounts of the Variable Account will vary with the investment experience of the corresponding Portfolios. You bear the entire investment risk of your contract. You should periodically review your allocations of premiums in light of market conditions and your overall financial objectives.

Free Look Period

After you receive your contract, you have a "free look" period of 10 days (20 days in Nevada and North Carolina; 30 days if you are age 60 or over and reside in California) to decide if you want to keep it. If you decide to cancel the contract within the free look period, you may do so by returning it to us or to the representative through whom you bought it. When we receive the contract at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415, we will cancel it and refund to you an amount which depends on the state in which your contract was issued.

In Connecticut, Georgia, Idaho, Michigan, Nevada, North Carolina, Oklahoma, South Carolina, Utah and Washington, we will refund all premiums which you have paid. In Pennsylvania, we will refund the sum of:

  The difference between the premiums paid and the amounts allocated to the Variable and Fixed Accounts; and
  The Accumulated Value on the day the contract is first received by us or our representative.

In all other states, we will refund the sum of:

  The Accumulated Value on the date the returned contract is received by us or our representative;
  Any charges we made for premium taxes; and
  The amount attributable to your contract for risk charges and taxes, if any, deducted from the Variable Account, and for advisory fees charged against the net asset value in the Fund portfolios.

In addition to the "free look" period described, the Employee Retirement Income Security Act of 1974 ("ERISA") grants certain revocation rights to contracts issued as individual retirement annuities ("IRA"s). If your contract is an IRA and you revoke it under the rights granted by ERISA, we will refund all premiums which you have paid regardless of the state in which the contract was issued.

Accumulated Value, Accumulation Units, and Accumulation Unit Value

Accumulated Value. Your Contract's value is expressed as its Accumulated Value. On or before the Maturity Date, Your Contract's Accumulated Value is the sum of:

  The amount which your contract has in the Fixed Account; and
  The amounts which your contract has in each of the Subaccounts. Amounts in the Subaccounts are calculated at the end of each Valuation Period as follows:
    First, we calculate the Accumulation Unit Value for each Subaccount. This calculation recognizes those actions and events occurring during the current Valuation Period which affect the total dollar value of the Subaccount without affecting the number of Accumulation Units held by the Subaccount. (See Accumulation Unit Value below.)
    Next, Contract transactions for the current Valuation Period are made. These transactions in and out of each Subaccount are done in terms of buying and selling Accumulation Units of the Subaccount at the current (i.e. newly-calculated) Accumulation Unit Value for the Subaccount.
    Finally, we calculate the amount which your contract has in each Subaccount by multiplying your number of Accumulation Units in the Subaccount by the current Accumulation Unit Value for the Subaccount.

The Accumulated Value calculated at the end of a Valuation Period applies to all days in that period, including days which are not Valuation Days. Your Contract's Accumulated Value will reflect the investment experience of the chosen Subaccounts of the Variable Account, any amount of value in the Fixed Account, any premiums that you pay, any surrenders you make, and any charges we assess in connection with the Contract. There is no guaranteed minimum Accumulated Value, and, because a Contract's Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

Accumulation Units. Transactions in and out of a Subaccount are made by buying or selling Accumulation Units of the Subaccount at the Subaccount Accumulation Unit Value.

Your contract buys Accumulation Units in a Subaccount when:

  You allocate premiums to that Subaccount; or
  You transfer Accumulated Value into that Subaccount from another Subaccount or from the Fixed Account.

Accumulation Units in a Subaccount are sold when:

  You transfer Accumulated Value out of that Subaccount into another Subaccount or the Fixed Account;
  You make a surrender from that Subaccount; or
  We deduct all or part of the Administrative Charge from that Subaccount.

Accumulation Unit Value. A Subaccount's Accumulation Unit Value is the unit price that is used whenever Accumulation Units of the Subaccount are bought or sold. Accumulation Unit Values may increase or decrease at the end of each Valuation Period. We re-determine the Accumulation Unit Value for each Subaccount at the end of each Valuation Period before making any transactions for that period that would affect the number of units held in the Subaccount. Each Subaccount's Accumulation Unit Value is calculated as the total dollar value of that Subaccount divided by the total number of Accumulation Units held by that Subaccount for all contracts (including Accumulation Units held as reserves for variable annuities). The total dollar value of a Subaccount is:

  the net asset value of the corresponding Portfolio of the Subaccount at the end of the current Valuation Period, plus the amount of any dividend or capital gain distribution declared by the Portfolio if the "ex-dividend" date occurs during the current Valuation Period, plus or minus a charge or credit for any taxes reserved which we determine to be a result of the investment operation of the Portfolio, minus the mortality and expense risk charge. This charge is currently 0.003014% (but guaranteed never to exceed 0.003425%) of the net assets of the Subaccount for each day during the current Valuation Period (see Page 19).

Minimum Accumulated Value

We require your contract to maintain a minimum Accumulated Value. The amount which must be maintained depends on your premium paying history as follows:

  At the end of any 24-month period in which you pay no premiums, your Accumulated Value must be at least $1000 after all contract charges have been applied.

  If you pay at least one premium every 24-months, we require only that the Accumulated Value always be sufficient to cover the contract's administrative charge (see Page 18).

If we know that your contract will not meet these requirements on an upcoming Contract Anniversary, we will notify you 60 days before that anniversary and inform you of the minimum dollar amount which you must pay to keep the contract in force. If you fail to pay at least that amount, we will terminate your contract on the Contract Anniversary. If we do so because your contract failed to meet Requirement (a), we will pay you the remaining Accumulated Value. If your contract fails to meet Requirement (b) your contract terminates without value.

Death Benefit Before the Maturity Date

If the Annuitant dies before the Maturity Date, the Beneficiary will be entitled to receive the contract's death benefit.

The amount of the death benefit will be the greatest of:

  The Accumulated Value on the date we calculate the death benefit
  The sum of all premiums we received for the contract, less the amount of all partial surrenders (including any applicable charges) which you made; and
  The Accumulated Value on the preceding Minimum Death Benefit Date plus the sum of the premiums we received for the contract after that date, less the amount of any partial surrenders (including any applicable charges) which you made after that date. The first Minimum Death Benefit Date is the Date of Issue of this contract. Thereafter, Minimum Death Benefit Dates occur every six years on the Contract Anniversary.

We calculate the death benefit on the later of:

  The date we receive proof of the Annuitant's death; and

  The date we receive a written request from the Beneficiary for either a single sum payment or a settlement option.

If the Beneficiary requests a single sum payment, we will pay the death benefit within seven days after the date we calculate it. If the beneficiary requests a settlement option, it must be an option that you could have selected before the Maturity Date, and the option must provide that either:

  The principal and interest are completely distributed within five years after the date of death; or

  If the beneficiary is a natural person, distribution of the principal and interest is made by means of a periodic payment which begins within one year after the date of death and is not guaranteed for a period which extends beyond the life expectancy of the beneficiary.

If we do not receive a written request from the beneficiary within one year from the date of the Annuitant's death, we will deem the Beneficiary to have requested a single sum payment. Any proceeds not subsequently withdrawn will be paid in a lump sum on the date five years after the date of death. (If the Beneficiary is your spouse, he or she may, to the extent permitted by law, elect to continue the contract in force, in which case your spouse will become and be treated as the Annuitant.)

If your contract was issued in connection with a Qualified Plan, additional restrictions on the manner of payment of the death benefit may apply. Any such restrictions will be stated in the contract or the plan documents. Purchasers acquiring contracts pursuant to Qualified Plans should consult qualified pension or tax advisers.

Death Benefit After the Maturity Date

If the annuitant dies while we are paying you an annuity income under a settlement option, any death benefit payable will depend on the terms of the settlement option. If a death benefit is payable, the beneficiary may elect to receive the proceeds in the form of a settlement option, but only if the payments are paid at least as rapidly as payments were being paid under the settlement option in effect on the date of death. If your contract was issued in connection with a Qualified Plan, additional restrictions on the manner of payment of the death benefit may apply.

Surrender (Redemption)

On or before the Maturity Date, you may surrender all or part of your contract's Accumulated Value by giving us Written Notice. Any surrender which you request will be made at the end of the Valuation Period during which the requirements for surrender are completed. We will pay you the proceeds from a surrender within seven days after the surrender is made. The proceeds will be the amount surrendered less any surrender charge (see Page 18).

A surrender reduces your Accumulated Value by the amount surrendered. For amounts surrendered from a Subaccount, this is done by selling Accumulation Units of the Subaccount. For partial surrenders, we allocate the surrender among the Subaccounts and the Fixed Account so that all accounts are reduced in value by the same percentage. With our approval, you may specify a different allocation for a partial surrender.

A partial surrender must be at least $200 and must not reduce the remaining Accumulated Value to less than $1,000. When you request a partial surrender, you specify the amount which you want to receive as a result of the surrender. If there are no surrender charges or withholding taxes associated with the surrender, the amount surrendered will be the amount which you request. Otherwise, the amount surrendered will be the amount necessary to provide the amount requested after we apply the surrender charge and any withholding taxes.

After the Maturity Date, your contract does not have an Accumulated Value which can be surrendered. However, if you are receiving annuity payments under certain settlement options, surrender may be allowed. Surrender is not allowed if your settlement option involves a life income or if you agreed not to revoke or change the option once annuity payments begin. For other settlement options, the amount available for surrender will be the commuted value of any unpaid annuity payments computed on the basis of the assumed interest rate incorporated in the annuity payments.

For all surrenders, you should consider the tax implications of a surrender before you make a surrender request. See Pages 22-26.

Transfers

On or before the Maturity Date, you may request the transfer of all or a part of your contract's Accumulated Value among the Subaccounts of the Variable Account and the Fixed Account.

You can request a transfer in two ways:

  By giving us written notice
  By telephone after completing a Telephone Transaction Authorization Form.

We will make the transfer without charge at the end of the Valuation period during which we receive your request. For transfers from the Fixed account to a Subaccount of the Variable Account, the amount taken from the Fixed Account is used to buy Accumulation Units of the chosen Subaccount. For transfers from a Subaccount, Accumulation Units of the Subaccount are sold and the resulting dollar amount is, depending on your request, either transferred to the Fixed Account or used to buy Accumulation Units of another Subaccount.

Transfers are subject to the following conditions:

  The total amount transferred must be at least $200. However, if the total value in a Subaccount or the Fixed Account is less than $200, the entire amount may be transferred.
  We reserve the right to limit the number of transfers in each Contract Year. However, we will always allow at least two transfers per Contract Year. (For contracts issued in Texas, we allow twelve transfers per Contract Year.)
  In any Contract Year, only one of your allowed transfers may be from the Fixed Account. Any transfer from the Fixed Account must be made on or within 45 days after a Contract Anniversary.

Transfers will also be subject to any conditions which the Portfolio whose shares are involved may impose,

After the Maturity Date, you may, by Written Notice and only once each Contract Year, change the percentage allocation of variable annuity payments among the available Subaccounts.

Telephone Transfers

Telephone transfers are available when you complete the Telephone Transaction Authorization Form. If you elect to complete the Telephone Transaction Authorization Form, you thereby agree that we, our agents and employees will not be liable for any loss, liability cost or expense when we, our agents and employees act in accordance with the telephone transfer instructions that have been properly received and recorded on voice recording equipment. If a telephone authorization or instruction, processed after you have completed the Telephone Transaction Authorization Form, is later determined not to have been made by you or was made without your authorization, and a loss results from such unauthorized instruction, you bear the risk of this loss. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

Special Transfer Service -- Dollar Cost Averaging

We administer a dollar cost averaging program which enables you to pre-authorize the periodic transfer of predetermined dollar amounts from the Money Market Subaccount to as many of the other Subaccounts or to the Fixed Account as you specify. There is no charge for participating in the dollar cost averaging program. It is generally suitable if you are making a substantial deposit to your Contract and wish to use the other Subaccounts or the Fixed Account investment option, but desire to control the risk of investing at the top of a market cycle. This program allows such investments to be made in equal installments over time in an effort to reduce such risk. Dollar cost averaging does not guarantee that the Variable Account will gain in value, nor will it protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet your long-term goals.

If you are interested in the dollar cost averaging program you may obtain an application and full information concerning the program and its restrictions from us. If you enter into a dollar cost averaging agreement with us, it will continue until the amount in the Money Market Subaccount is exhausted or you terminate the agreement.

Assignments

Assignment is the transfer of contract ownership from one party to another. If a Contract is used in a Qualified Plan and the Contract Owner is a trust, custodian or employer, then the Contract Owner may transfer ownership to the Annuitant. Otherwise, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for performance of an obligation or for any other purpose to any person other than AAL.

If the Contract is not used in a Qualified Plan, then ownership may be transferred, but not to a natural person, and the Contract may be assigned as Collateral.

We are not bound by an assignment unless it is in writing and filed at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415. We are not responsible for the validity or effect of any assignment.

You should consider the tax implications of an assignment. See Pages 22-26.

Contract Owner, Beneficiaries and Annuitants

Unless another owner is named in the application, the Annuitant is the owner of the Contract and may exercise all of the owner's rights under the Contract.

The Contract Owner may name a Beneficiary to receive the death benefit payable under the Contract. If the Beneficiary is not living on the date payment is due or if no Beneficiary has been named, the death benefit will be paid to the estate of the Annuitant.

The owner may change the Beneficiary by giving us Written Notice of the change. The change will not be effective until we receive your Written Notice at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415. Once we receive it, the change will be effective as of the date on which you signed the notice. However, the change will not affect any payments made or actions taken by us before we received your notice, and we will not be responsible for the validity of any change.

CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge)

We do not deduct a charge for sales expenses from premiums at the time premiums are paid. Instead, we deduct a charge at the time you surrender all or part of the your Accumulated Value. This surrender charge applies only during the first six Contract Years. During those years, we calculate the surrender charge as a percentage of the amount which you surrender, subject to certain exceptions noted below.

Surrender Charges

                 Contract Year        Percent Applied
                 -------------        ---------------
                       1                     6%
                       2                     5%
                       3                     4%
                       4                     3%
                       5                     2%
                       6                     1%

After Contract Year 6 there is no charge for making surrenders. In addition, during the first six Contract Years we will limit or waive surrender charges as follows:

  Cumulative Percent-of-Premium Limit. For all surrenders, we will limit the Surrender Charge so that on any date, the sum of all surrender charges applied to that date will not exceed 6.5% of the total of premiums you have paid to that date.

  Surrenders Paid Under Certain Settlement Options. For surrenders which you make after Contract Year 3, there is no surrender charge applied to amounts which you elect to have paid under:

    A settlement option for a fixed amount or a fixed period (including Option 3V described on Page 20) if the payments will be made for at least five years and you agree at the time of settlement that after the first payment is made, you may not revoke or change the settlement option.

    Options which involve a life income, including Option 4V or 5V described on Page 20.

  Ten Percent Free Each Contract Year. In each Contract Year, you may surrender without a Surrender Charge up to 10% of the Accumulated Value existing at the time of your first surrender made in that Contract Year. This "Ten Percent Free" is not cumulative. For example, if you make no surrenders during the first three Contract Years, the percentage of Accumulated Value which you may surrender without charge in the fourth Contract Year is 10%, not 40%.

  Total Disability of the Annuitant. There is no surrender charge if the Annuitant is totally disabled (as defined in your contract) on the date of a surrender.

Certain surrenders are subject to a 10% Federal tax penalty on the amount of income withdrawn. See Pages 22-26.

If surrender charges are not sufficient to cover our sales expenses, we will bear the loss; conversely, if the amount of such charges proves more than enough, we will retain the excess (see "Sufficiency of Charges" below). We do not currently believe that the surrender charges we impose will cover our expected costs of distributing the Contracts.

Administrative Charge

Your Contract includes an annual administrative charge of $30 to help us cover the expenses we incur in administrating your contract, the Variable Account and the Subaccounts. On each Contract Anniversary prior to and including the Maturity Date, we will determine if this charge will be applied to your contract. We apply the charge only on Contract Anniversaries on which the sum of premiums you have paid less the amount of any Partial Surrenders you have made is less than $5,000 and the Accumulated Value is less than $5,000. We deduct the charge from your Accumulated Value, allocating the deduction among the Subaccounts and the Fixed Account so that all accounts are reduced in value by the same percentage. Any such deduction from a Subaccount is made by selling Accumulation Units of the Subaccount. With our approval, you may specify a different allocation for the administrative charge.

Mortality and Expense Risk Charge

We assume certain financial risks associated with the contracts. Those risks are of two basic types:

  Mortality Risk. This includes our risk that (1) Death Benefits paid before the Maturity Date will be greater than the Accumulated Value available to pay those benefits, and (2) annuitant payments involving life incomes will continue longer than we expected due to lower than expected death rates of the persons receiving them.

  Expense Risk. This is the risk that the expenses we incur to issue and maintain contracts will exceed the charges that we make to cover those expenses.

As compensation for assuming these risks, we deduct a daily mortality and expense risk charge from the average daily net assets in the Variable Account. The current charge (0.003014% per day) is equal to an annual rate of 1.10% (approximately 0.80% for mortality risk and 0.30% for expense risk) of the average daily net assets of each Subaccount in the Variable Account. We may change this charge in the future, but we guarantee that it will never exceed an annual rate of 1.25% (0.003425% per day).

If the mortality and expense risk charge is insufficient to cover the actual cost of the mortality and expense risk assumed by us, we will bear the loss. We will not reduce annuity payments or increase the administrative charge to compensate for the insufficiency. If the mortality and expense risk charge proves more than sufficient, the excess will be profit available to us for any appropriate corporate purpose including, among other things, payment of sales expenses. See "Sufficiency of Charges" below.

Investment Advisory Fee of the Fund

Because the Variable Account purchases shares of the Fund, the net assets of the Variable Account will reflect the investment advisory fee incurred by the Fund. See Pages 9-11 and the accompanying current Fund Prospectuses.

Taxes

Currently, no charge will be made against the Variable Account for Federal income taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to us. Charges for other taxes, if any, attributable to the Variable Account may also be made. See Page 22.

Sufficiency of Charges

If the amount of all charges assessed in connection with the contracts as described above is not enough to cover all expenses incurred in connection therewith, we will bear the loss. Any such expenses borne by us will be paid out of our general account which may include, among other things, proceeds derived from mortality and expense risk charges deducted from the Variable Account. Conversely, if the amount of such charges proves more than enough, we will retain the excess.

ANNUITY PROVISIONS

Maturity Date

The Maturity Date is the date on which we begin paying you your contract's annuity income. This date is based on the maturity age which you specify in your application. You may change the Maturity Date by giving us Written Notice at least 30 days before both the Maturity Date currently in effect and the new Maturity Date. The new date selected must satisfy our requirements for a Maturity Date and any requirements that may be imposed by the state in which your contract was issued.

Maturity Proceeds

The proceeds available on the Maturity Date will be the amount provided by surrendering your contract's entire Accumulated Value on that date. If the Maturity Date occurs within the first six Contract Years, surrender charges will be deducted from the Accumulated Value if they apply.

We will pay you the proceeds at maturity according to the annuity settlement option which you select. However, we will pay the proceeds in a single sum if the Accumulated Value on the Maturity Date is less than $2,000 or if you elect to receive the proceeds in a single sum. If we pay you proceeds in a single sum, your contract will terminate on the Maturity Date.

If you have not selected either a settlement option or a single sum payment by the Maturity Date, we will pay proceeds of $2,000 or more using a fixed annuity, life income with 10-year guarantee period.

Settlement Options

You may elect to have proceeds paid to you under an annuity settlement option or a combination of options. Under each option, you may choose whether annuity payments are to be made on a fixed or variable basis. You may change your choice of settlement option by giving us Written Notice at least 30 days before the Maturity Date.

The fixed annuity settlement options available to you are described in your contract but are not summarized here. The variable annuity settlement options which your contract offers are as follows:

Option 3V--Income for a Fixed Period. Under this option, we pay an annuity income for a fixed number of years, not to exceed 30.

Option 4V--Life Income with Guaranteed Period. Under this option, we pay an annuity income for the lifetime of the payee. If the payee dies during the guaranteed period, payments will be continued to the end of that period and will be paid to the Beneficiary. You may select a guaranteed period of 10 or 20 years. You may not revoke or change the option once annuity payments begin.

Option 5V--Joint and Survivor Life Income with Guaranteed Period. Under this option, we pay an annuity income for as long as at least one of two payees is alive. If both payees die during the guaranteed period, payments will be continued to the end of that period and will be paid to the Beneficiary. You may select a guaranteed period of 10 or 20 years. You may not revoke or change the option once annuity payments begin.

In addition to these options, proceeds may be paid under any other settlement option which you suggest and to which we agree.

Frequency of Annuity Payments

Annuity payments under a settlement option will be paid at monthly intervals unless you and we agree to a different payment schedule. If annuity payments would be or become less than $25 ($20 for contracts issued in the state of Texas) if a single settlement option is chosen, or $25 ($20 for contracts issued in the state of Texas) on each basis if a combination of variable and fixed options is chosen, we may change the frequency of payments to intervals that will result in payments of at least $25 ($20 for contracts issued in the state of Texas) each from each option chosen.

Amount of Variable Annuity Payments

The amount of the first variable annuity payment is determined by applying the proceeds to be paid under a particular settlement option to the annuity table in the contract for that option. The table shows the amount of the initial annuity payment for each $1,000 applied.

Subsequent variable annuity payments vary in amount according to the investment experience of the selected Subaccount(s). Assuming annuity payments are based on the unit values of a single Subaccount, the dollar amount of the first annuity payment (as determined above) is divided by the Annuity Unit Value as of the Maturity Date to establish the number of Annuity Units representing each annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent variable annuity payments is not predetermined and may change from payment to payment. The dollar amount of the second and each subsequent variable annuity payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value (see "Subaccount Annuity Unit Value" below) with respect to such Subaccount at the end of the last Valuation Date of the period with respect to which the payment is due. If the payment is based upon the Annuity Unit Values of more than one Subaccount, the procedure described here is repeated for each applicable Subaccount and the sum of the payments based on each Subaccount is the amount of the annuity payment.

The annuity tables in the contracts are based on the mortality table specified in the contract. Under these tables, the longer the life expectancy of the Annuitant under any life annuity option or the duration of any period for which payments are guaranteed under the option, the smaller will be the amount of the first monthly variable annuity payment. We guarantee that the dollar amount of each fixed and variable annuity payment after the first payment will not be affected by variations in expenses or in mortality experience from the mortality assumptions used to determine the first payment.

Subaccount Annuity Unit Value

A Subaccount's Annuity Unit Value is used to determine the dollar value of annuity payments based on Annuity Units of the Subaccount. Annuity Unit Values may increase or decrease during each Valuation Period. We re-determine the Annuity Unit Value for each Subaccount at the end of each Valuation Period before making any transactions for that period that would affect the number of units held in the Subaccount. Each Subaccount's Annuity Unit Value is equal to (a) times (b) times (c) where:

  Is that Subaccount's Annuity Unit Value at the end of the immediately preceding Valuation Period.
  Is that Subaccount's investment factor for the current Valuation Period.
  Is a discount factor equivalent to an assumed investment earnings rate of 3 1/2% per year.

The investment factor used in (b) measures the investment performance of the Subaccount during the Valuation Period. It is equal to the Subaccount's Accumulation Unit Value at the end of the Valuation Period divided by the Subaccount's Accumulation Unit Value at the end of the immediately preceding Valuation Period.

The discount factor used in (c) offsets the effect of the assumed investment earnings rate of 3.5% per year that is built into the annuity tables in the contracts. This means that, if the investment factor calculated in (b) were equivalent to an annual rate of 3.5%, (b) times (c) would be equal to one, the Annuity Unit Value would remain constant and the corresponding annuity payments would be level.

GENERAL PROVISIONS

Postponement of Payments

We may defer payment of any surrender, death benefit or annuity payment amounts that are in the Variable Account if:

  The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or
  An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. Transfers and allocations of Accumulated Value to and from the Subaccounts of the Variable Account may also be postponed under these circumstances.

Payment by Check

If a payment which we make to you depends on the premiums you pay by check, our payment may be delayed until your check has cleared your bank.

Date of Receipt

Except as otherwise stated herein, the date of our receipt of any Written Notice, premium payment, telephonic instructions or other communication is the actual date it is received at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415 in proper form unless received (1) after the close of the New York Stock Exchange, or (2) on a date which is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

Reports to Contract Owners

At least once each year we will send you a report showing the value of your contract. The report will include the Accumulated Value and any additional information required by law. Values shown will be for a date no more than two months prior to the date we mail the report.

Contract Inquiries

Inquiries regarding a contract may be made by writing to us at 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

FEDERAL TAX STATUS

Introduction

The ultimate effect of Federal income taxes on a Contract's Accumulated Value, on annuity payments and on the economic benefit to the Contract Owner, the Annuitant or the Beneficiary depends upon the tax status of such person, AAL, and, if the Contract is purchased under a retirement plan, upon the type of retirement plan and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion contained herein is based on AAL's understanding of Federal income tax laws as currently interpreted. No representation is made regarding the likelihood of continuation of these interpretations by the Internal Revenue Service. AAL does not make any guarantee regarding the tax status of any Contract. Each person concerned should consult a qualified tax adviser.

Variable Account Tax Status

The Internal Revenue Code of 1986, as amended (the "Code") in effect provides that the income and gains and losses from separate account investments are not income to the insurance company issuing the variable contracts so long as the contracts and the separate account meet certain requirements set forth in the Code. Because the Contracts and the Variable Account intend to meet such requirements, AAL anticipates no tax liability resulting from the Contracts, and consequently no reserve for income taxes is currently charged against, or maintained by AAL with respect to, the Contracts. AAL is currently exempt from state and local taxes. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account may be made.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general.

Contracts Held by Individuals. An individual Contract Owner is not taxed on increases in the value of a Contract until a distribution occurs, either in the form of a single sum payment or as annuity payments under the settlement option selected.

Upon receipt of a single sum payment or of an annuity payment under the Contract, the recipient is taxed on the portion of such payment that exceeds the investment in the Contract.

For single sum payments, the taxable portion is generally the amount in excess of the premiums paid under the Contract. Such taxable portion is taxed at ordinary income tax rates. The investment in the Contract is not affected by loans or assignments of the Contract but is increased by any amount included in gross income as a result of the loan or assignment. Payments in partial or full surrender of a Contract generally will be taxed as ordinary income to the extent that the Accumulated Value exceeds the taxpayer's investment in the Contract. An assignment of the Contract (other than a gift to the Contract Owner's spouse or incident to a divorce) or the use of the Contract as collateral for a loan will be treated in the same manner as a surrender.

For annuity payments, the taxable portion is generally determined by a formula which establishes the ratio that the investment in the Contract bears to the expected return under the Contract as of the Maturity Date. Where annuity payments are made under certain Qualified Plans, the portion of each payment that is excluded from gross income will generally be equal to the total amount of any investment in the Contract as of the Maturity Date, divided by the number of anticipated payments, which are determined by reference to the age of the Annuitant. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no investment in the Contract within the meaning of Section 72 of the Code. In such event, the total payments received may be taxable. Contract Owners, Annuitants and Beneficiaries under such Contracts should seek qualified tax and financial advice about the tax consequences of distributions under the retirement plan in connection with which such Contracts are purchased.

Generally, a distribution from a Contract before the taxpayer attains age 59 1/2 will result in an additional tax of 10% of the amount of the distribution which is includable in gross income. The penalty tax will not apply if the distribution is made as follows:

  in connection with death or disability as described in Section 72(q)(2) of the Code;

  from certain Qualified Plans;

  under a qualified funding trust (commonly referred to as structured settlement plans); or

  it is one of a series of substantially equal periodic annual payments for the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and the beneficiary; for this purpose, if there is a significant modification of the payment schedule before the taxpayer is age 59 1/2 or before the expiration of five years from the time of the annuity starting date, the taxpayer's income shall be increased by the amount of tax and deferred interest that otherwise would have been incurred.

Depending on the type of Qualified Plan, distributions may be subject to a 10% penalty tax.

Contracts Held by Other Than Individuals. A Contract held by other than a natural person, such as a corporation, estate or trust, will not be treated as an annuity contract for Federal income tax purposes, and the income on such a Contract will be taxable in the year received or accrued by the Contract Owner. This rule does not apply, however, if the Contract Owner is acting as an agent for an individual, if the Contract Owner is an estate which acquired the Contract as a result of the death of the decedent, if the Contract is held by certain Qualified Plans, if the Contract is held pursuant to a qualified funding trust (commonly referred to as structured settlement plans), if the Contract was purchased by an employer with respect to a terminated Qualified Plan or if the Contract is an immediate annuity.

Multiple Contracts. Section 72(e)(11) of the Code provides that for the purposes of determining the amount includable in gross income, all non-qualified annuity contracts entered into on or after October 22, 1988 by the same company with the same contract owner during any calendar year shall be treated as one contract. This section will likely accelerate the recognition of income by a Contract Owner owning multiple contracts and may have the further effect of increasing the portion of income that will be subject to the 10% penalty tax described above.

Qualified Plans

The Contracts are designed for use with several types of Qualified Plans. When used in Qualified Plans, deferred annuities do not offer additional tax-deferral benefits, and taxation rules for Qualified Plans take precedence over annuity taxation rules. However, annuities offer other product benefits to investors in Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, no attempt is made herein to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contracts issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contracts in connection therewith.

Tax-Sheltered Annuities. Section 403(b) of the Code permits employers of public school employees and of employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase on behalf of their employees annuity contracts and, subject to certain limitations, have the amount of purchase payments excluded from the employees' gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities". Purchasers of the Contracts for such purposes should seek qualified advice as to eligibility, limitations on permissible amounts of purchase payments and tax consequences on distribution.

Distributions from Section 403(b) tax-sheltered annuities that are attributable to contributions made pursuant to a salary reduction agreement may be paid only when the employee reaches age 59 1/2, separates from service, dies or becomes disabled, or in the case of hardship (hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as for paying for medical expenses, for the purchase of a principal residence, or for paying certain tuition expenses).

A participant in a Contract purchased as a tax-sheltered Section 403(b) annuity contract will not, therefore, be entitled to exercise the surrender right, described under the heading The Contracts--Surrender (Redemption)", in order to receive Accumulated Value attributable to elective contributions credited under the Contract to such participant unless one of the above-described conditions has been satisfied. The restrictions imposed by Section 403(b)(11) of the Code conflict with certain sections of the 1940 Act that are applicable to the Contracts. In this regard, AAL is relying on a no-action letter issued by the Office of Insurance Products and Legal Compliance of the SEC, and the requirements for such reliance have been complied with by AAL.

H.R. 10 Plans. Self-employed individuals may establish Qualified Plans commonly referred to as "H.R. 10" plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, nonforfeitability of interest and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer. Purchasers of the Contracts for use with H.R. 10 plans should seek qualified advice as to the suitability of the proposed plan document and of the Contracts to their specific needs.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity". These individual retirement annuities are subject to limitations on the amount that may be contributed, on the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain other types of Qualified Plans may be placed on a tax-deferred basis into an individual retirement annuity. When issued in connection with an individual retirement annuity, the Contracts will be specifically amended to conform to the requirements under such plans. Sales of the Contracts for use with individual retirement annuities may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

Roth IRAs. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a "Roth IRA." Section 408A includes limits on how much an individual may contribute to a Roth IRA and when distributions may commence. Qualified distributions from Roth IRAs are excluded from gross income if (a) made more than five years after the taxable year of the first contribution to the Roth IRA, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) the annuity owner is disabled; or (4) the distribution (not exceeding $10,000) will be used for a first time home purchase. Nonqualified distributions are includible in gross income only to the extent they exceed contributions made to the Roth IRA. The taxable portion of a nonqualified distribution may be subject to a 10% penalty tax. Subject to certain limitations, a traditional individual retirement account or annuity may be converted into a Roth IRA and upon such a conversion, an individual is required to include the taxable portion of the conversion in gross income, but is not generally subject to a 10% penalty tax.

Corporate Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts to provide benefits under the plans. Corporate employers intending to use the Contracts in connection with such plans should seek qualified advice in connection therewith.

Section 457 Plans. Section 457 of the Code permits states, local governments and tax-exempt organizations to establish deferred compensation plans on behalf of their employees. Such plans may permit the purchase of the Contracts to provide benefits under the plans. Employers intending to use the Contracts in connection with such plans should seek qualified advice in connection therewith.

1035 Exchanges

Section 1035(a) of the Code permits the exchange of certain life insurance, endowment and annuity contracts for an annuity contract without a taxable event occurring. Thus, potential purchasers who already own such a contract issued by another insurer are generally able to exchange that contract for a Contract issued by AAL without a taxable event occurring. There are certain restrictions which apply to such exchanges, including that the contract surrendered must truly be exchanged for the Contract issued by AAL and not merely surrendered in exchange for cash. Further, the same person or persons must be the obligee or obligees under the Contract received in the exchange as under the original contract surrendered in the exchange. Careful consideration must be given to compliance with the Code provisions and regulations and rulings relating to exchange requirements, and potential purchasers should be sure that they understand any surrender charges or loss of benefits which might arise from terminating a contract they hold. Owners considering such an exchange should consult their tax advisers to insure that the requirements of Section 1035 are met.

Diversification Requirements

The Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract shall not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not "adequately diversified". The assets of the Fund are expected to meet the diversification requirements. AAL will monitor the Contracts and the regulations of the Treasury Department to ensure that the Contract will continue to qualify as a variable annuity contract. Disqualification of the Contract as an annuity contract would result in imposition of Federal income tax on the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract.

Withholding

The taxable portion of a distribution to an individual is subject to Federal income tax withholding unless the taxpayer elects not to have withholding. AAL will provide the Contract Owner with the election form and further information as to withholding prior to the first distribution. Generally, however, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. For complete information on withholding, a qualified tax adviser should be consulted.

Other Considerations

Because of the complexity of the law and its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Contract or the exercise of elections under a Contract. The above comments concerning Federal income tax consequences are not exhaustive, and special rules are provided with respect to situations not discussed in this Prospectus.

The preceding description is based upon AAL's understanding of current Federal income tax law. AAL cannot assess the probability that changes in tax laws, particularly affecting annuities, will be made.

The preceding comments do not take into account state income or other tax considerations which may be involved in the purchase of a Contract or the exercise of elections under the Contract. For complete information on such Federal and state tax considerations, a qualified tax adviser should be consulted.

EMPLOYMENT-RELATED BENEFIT PLANS

The Contracts described in this Prospectus (except for Contracts issued in the state of Montana) involve settlement option rates that distinguish between men and women. Montana has enacted legislation requiring that optional annuity benefits offered pursuant to Contracts purchased in Montana not vary on the basis of sex. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the settlement option rates applicable to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of sex. Any unisex rates to be provided by AAL will apply for tax-qualified plans and those plans where an employer believes that the Norris decision applies. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Contract may be purchased.

VOTING RIGHTS

To the extent required by law, AAL will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of the Variable Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result AAL determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

Before the Maturity Date, the Contract Owner shall have the voting interest with respect to Fund shares attributable to the Contract. On and after the Maturity Date, the person entitled to receive annuity payments shall have the voting interest with respect to such shares, which voting interest will generally decrease during the annuity period.

The number of votes which a Contract Owner or person entitled to receive annuity payments has the right to instruct will be calculated separately for each Subaccount. The number of votes which each Contract Owner has the right to instruct will be determined by dividing a Contract's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. The number of votes which each person entitled to receive annuity payments has the right to instruct will be determined by dividing the Contract's reserves in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Portfolio which the Contract Owner or person entitled to receive annuity payments has the right to instruct will be determined as of the date coincident with the date established by the Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

Any Portfolio shares held in the Variable Account for which AAL does not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by AAL in proportion to the instructions received from all Contract Owners. Any Portfolio shares held by AAL or its affiliates in general accounts will, for voting purposes, be allocated to all separate accounts of AAL and its affiliates having a voting interest in that Portfolio in proportion to each such separate account's votes. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

SALES AND OTHER AGREEMENTS

LBSC, 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of AAL, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement to which AAL and the Variable Account are also parties. The Contracts are sold through AAL Representatives who are licensed by state insurance officials to sell the Contracts. These AAL Representatives are also registered representatives of LBSC or AAL Capital Management Corporation, another broker-dealer affiliated with AAL. The Contracts are offered in all states where AAL is authorized to sell variable annuities.

Commissions and other distribution compensation to be paid to AAL Representatives on the sale of Contracts will be paid by AAL and will not result in any charge to Contract Owners or to the Variable Account in addition to the charges described in this Prospectus. AAL Representatives selling the Contracts will be paid a commission of not more than 4% of the premiums paid on the contracts. Further, AAL Representatives may be eligible to receive certain benefits based on the amount of earned commissions.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither AAL nor LBSC are involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

LEGAL MATTERS

Legal matters relating to the federal securities laws and state laws pertaining to the Contracts, including AAL's right to issue the Contracts thereunder, have been passed upon by John C. Bjork, counsel for AAL.

FINANCIAL STATEMENTS AND EXPERTS

Financial statements of LB, AAL, and the Variable Account are contained in the Statement of Additional Information ("SAI").

The audited financial statements of LB and the Variable Account included in the SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of AAL included in the SAI have been so included in reliance on the reports of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The SAI also includes unaudited financial statements of the Variable Account and unaudited pro forma combined financial statements of AAL/LB for the period ending September 30, 2001.

STATEMENT OF ADDITIONAL INFORMATION

Below is a copy of the Table of Contents included in the SAI. To obtain a copy of this document, complete and mail the form below.

                                                              Page
Introduction
Custody of Assets
Distribution of the Contracts
Calculation of Performance
   Money Market Subaccount
   Other Subaccounts
Independent Accountants and Financial Statements
Financial Statements of Variable Account
Comment on Financial Statements of AAL and LB
Financial Statements of AAL and LB

                   How To Obtain the INDIVIDUAL FLEXIBLE PREMIUM
                            VARIABLE ANNUITY CONTRACT
                        Statement of Additional Information

                          Send this request form to:
                               Aid Association for Lutherans
                               P.O. Box 288
                               Minneapolis, MN 55440-9041

Please send me a copy of the most recent INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT SAI.

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(Name)                                                      (Date)

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(Street Address)

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(City)                                         (State)      (Zip Code)

APPENDIX A
DEFINITIONS

AAL Representative. A person who is licensed by state insurance officials to sell the Contracts and who is also a registered representative of LBSC or AAL CMC.

Aid Association for Lutherans ("AAL"). A fraternal benefit society organized under the laws of the State of Wisconsin and owned by and operated for its members, and which acts as the investment adviser to the Fund.

Annuitant. The person(s) named in the Contract whose life is used to determine the duration of annuity payments involving life contingencies.

Annuity Unit. A unit of measure which is used in the calculation of the second and each subsequent variable annuity payment.

Contract. The individual flexible premium variable annuity contract offered by AAL and described in this Prospectus.

Contract Anniversary. The same date in each succeeding year as the Date of Issue.

Contract Owner. The person who controls all the rights under the Contract while the Annuitant is alive. The Annuitant is the Contract Owner, unless another owner is named in the Contract application.

Contract Year. The period from one Contract Anniversary to the next. The first Contract Year will be the period beginning on the Date of Issue and ending on the first Contract Anniversary.

Date of Issue. The date on which the application and the first premium are received by AAL at 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

Fixed Account. The Fixed Account is the general account of AAL, which consists of all assets of AAL other than those allocated to a separate account of AAL. Premium payments allocated to the Fixed Account will be paid a fixed rate of interest (which may not be less than 3.0%) declared by AAL at least annually. Amounts accumulated in the Fixed Account are guaranteed by AAL. (See Appendix C.)

Fund. LB Series Fund, Inc., which is described in the accompanying Prospectuses.

LBSC. Lutheran Brotherhood Securities Corp., which is an indirect subsidiary of Aid Association for Lutherans and which acts as the principal underwriter of the Contracts.

Portfolio. A Portfolio of the Fund. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

Qualified Plan. A retirement plan qualified under Section 401, 403 408 or 408A or similar provisions of the Internal Revenue Code.

Subaccount. A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

Valuation Day. Each day the New York Stock Exchange is open for trading and any other day on which there is sufficient trading in the securities of a Portfolio of the Fund such that the current net asset value of its shares might be materially affected.

Valuation Period. The period commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date.

Variable Account. LB Variable Annuity Account I, which is a separate account of AAL. The Subaccounts are subdivisions of the Variable Account.

Written Notice. A written request or notice signed by the Contract Owner and received by AAL at 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

APPENDIX B
CONDENSED FINANCIAL INFORMATION

Condensed Financial Information

The following condensed financial information is derived from the financial statements of the Variable Account. The data should be read in conjunction with the financial statements, related notes and other financial information of the Variable Account included in the Statement of Additional Information.

Selected data for Accumulation Units outstanding throughout the period ending December 31 for the years 1994 through 2000 and for the period ending September 30, 2001:

                                                        Opportunity Growth Subaccount

                                      Period
                                      Ending                   Period Ending December 31
                                      9/30/01       ---------------------------------------------------
                                    (unaudited)     2000        1999        1998        1997       1996
                                     ---------      ----        ----        ----        ----       ----

Accumulation Unit Value:
Beginning of period                     $13.24      $14.25      $11.29      $11.77      $11.79     $10.00**
End of period                             8.96       13.24       14.25       11.29       11.77      11.79
Number of Accumulation Units
  outstanding at end of period         19,039,666  18,990,589  16,400,624  16,883,494  15,755,047  8,925,231

                                                Mid Cap Growth Subaccount

                                      Period
                                      Ending         Period Ending December 31
                                      9/30/01       ----------------------------
                                    (unaudited)     2000        1999        1998
                                     ---------      ----        ----        ----

Accumulation Unit Value:
Beginning of period                     $18.35      $16.36      $11.05      $10.00***
End of period                            12.12       18.35       16.36       11.05
Number of Accumulation Units
  outstanding at end of period         21,203,272  18,256,799   9,407,840   4,916,782

                                                            World Growth Subaccount

                                      Period
                                      Ending                   Period Ending December 31
                                      9/30/01       ---------------------------------------------------
                                    (unaudited)     2000        1999        1998       1997        1996
                                     ---------      ----        ----        ----       ----        ----

Accumulation Unit Value:
Beginning of period                     $14.12      $17.02      $12.83      $11.11     $10.93      $10.00**
End of period                            10.08       14.12       17.02       12.83      11.11       10.93
Number of Accumulation Units
  outstanding at end of period         22,959,817  22,301,797  17,359,292  14,890,293  12,470,902  6,809,063

                                                        Growth Subaccount

                                      Period
                                      Ending             Period Ending December 31
                                      9/30/01       ----------------------------------------
                                    (unaudited)     2000        1999        1998        1997
                                     ---------      ----        ----        ----        ----

Accumulation Unit Value:
Beginning of period                     $64.49      $68.60      $48.27      $38.02      $29.52
End of period                            44.78       64.49       68.60       48.27       38.02
Number of Accumulation Units
  outstanding at end of period         30,033,918  29,904,105  27,300,490  24,210,985  19,279,447

                                             Growth Subaccount
                                         Period Ending December 31
                                     ---------------------------------
                                        1996       1995        1994
                                        ----       ----        ----

Accumulation Unit Value:
Beginning of period                     $24.38     $17.95      $19.68*
End of period                            29.52      24.38       17.95
Number of Accumulation Units
  outstanding at end of period         13,809,177  7,742,874  3,142,640

                                                      High Yield Subaccount

                                      Period
                                      Ending                   Period Ending December 31
                                      9/30/01       -----------------------------------------
                                    (unaudited)     2000        1999        1998        1997
                                     ---------      ----        ----        ----        ----

Accumulation Unit Value:
Beginning of period                     $23.02      $29.28      $26.78      $27.50      $24.35
End of period                            20.72       23.02       29.28       26.78       27.50
Number of Accumulation Units
  outstanding at end of period         21,511,631  21,986,419  21,383,391  20,236,846  15,720,991

                                          High Yield Subaccount
                                        Period Ending December 31
                                     ---------------------------------
                                        1996       1995        1994
                                        ----       ----        ----

Accumulation Unit Value:
Beginning of period                     $22.06     $18.64      $20.41*
End of period                            24.35      22.06       18.64
Number of Accumulation Units
  outstanding at end of period         10,632,678  5,557,895  2,514,043

                                                         Income Subaccount

                                      Period
                                      Ending                   Period Ending December 31
                                      9/30/01       -----------------------------------------
                                    (unaudited)     2000        1999        1998        1997
                                     ---------      ----        ----        ----        ----

Accumulation Unit Value:
Beginning of period                     $23.88      $21.87      $22.57      $20.86      $19.39
End of period                            25.38       23.88       21.87       22.57       20.86
Number of Accumulation Units
  outstanding at end of period         21,145,380  18,874,587  18,690,873  16,424,298  11,878,420

                                              Income Subaccount
                                         Period Ending December 31
                                     ---------------------------------
                                        1996       1995        1994
                                        ----       ----        ----

Accumulation Unit Value:
Beginning of period                     $18.98     $16.07      $17.21*
End of period                            19.39      18.98       16.07
Number of Accumulation Units
  outstanding at end of period         9,066,360  5,274,785  2,264,894

                                                       Money Market Subaccount

                                      Period
                                      Ending              Period Ending December 31
                                      9/30/01       -----------------------------------------
                                    (unaudited)     2000        1999        1998        1997
                                     ---------      ----        ----        ----        ----

Accumulation Unit Value:
Beginning of period                     $1.76       $1.67       $1.61       $1.55       $1.48
End of period                            1.80        1.76        1.67        1.61        1.55
Number of Accumulation Units
  outstanding at end of period        133,935,870  86,928,411  88,494,861  57,199,273  34,676,637

                                            Money Market Subaccount
                                         Period Ending December 31
                                     ---------------------------------
                                        1996       1995        1994
                                        ----       ----        ----

Accumulation Unit Value:
Beginning of period                     $1.43       $1.36      $1.33*
End of period                            1.48        1.43       1.36
Number of Accumulation Units
  outstanding at end of period        31,024,219  15,771,786  5,984,694
----------

*Commencing February 1, 1994, the date the Registration Statement for the Variable Account was declared effective.

**Commencing January 18, 1996.

***Commening January 30, 1998.

The financial statements of AAL are also contained in the Statement of Additional Information.

APPENDIX C
MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (“1933 Act”), nor is the Fixed Account registered as an investment company under the Investment Company Act of 1940 (“1940 Act”). Accordingly neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Account option and the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses. AAL has been advised that the staff of the Securities and Exchange Commission has not reviewed disclosure relating to the Fixed Account.

Accumulated Values allocated to the Fixed Account are combined with all the general assets of AAL and are invested in those assets chosen by AAL and allowed by applicable law. AAL allocates the investment income of the Fixed Account to the Contracts covered by the Fixed Account in the amounts guaranteed in such Contracts. Immediately prior to the Maturity Date, the Accumulated Value of the Contract in the Fixed Account is subject to a reduction for any surrender charge, if applicable.

Under the Fixed Account option, AAL allocates premium payments to the Fixed Account, guarantees the amounts allocated to the Fixed Account, and pays a declared interest rate. The guaranteed minimum interest credited to the Fixed Account will be at the effective rate of 3% per year, compounded daily. AAL may credit interest at a rate in excess of 3% per year; however, AAL is not obligated to credit any interest in excess of 3% per year. There is no specific formula for the determination of excess interest credits. Such credits, if any, will be determined by AAL based on information as to expected investment yields. Some of the factors that AAL may consider in determining whether to credit interest above 3% to amounts allocated to the Fixed Account, and the amount thereof, are general economic trends, rates of return currently available and anticipated on AAL’s investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDIT TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT THE SOLE DISCRETION OF AAL. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

Nonetheless, for any amount allocated or transferred to the Fixed Account, AAL guarantees that the initial interest rate will be effective for at least 12 months, and subsequent interest rates will not be changed more often than once every 12 months.

To the extent a fixed annuity payment option is selected by the Contract Owner, Accumulated Value at the Maturity Date will be transferred to the Fixed Account, which supports the insurance and annuity obligations of AAL.

Contract Owners have no voting rights in the Variable Account with respect to Fixed Account values.

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PREMIUM
VARIABLE ANNUITY CONTRACT
Issued By
AID ASSOCIATION FOR LUTHERANS

This Statement of Additional Information (“SAI”) is not a prospectus, but should be read in conjunction with the Prospectus dated January 2, 2002 (the “Prospectus”) describing an individual flexible premium variable annuity contract (the “Contract”) being offered by Aid Association for Lutherans (“AAL”). Purchase payments will be allocated to one or more Subaccounts of LB Variable Annuity Account I (the “Variable Account”), a separate account of AAL and/or to the Fixed Account (which is the general account of AAL, and which pays interest at a guaranteed fixed rate). Much of the information contained in this SAI expands upon subjects discussed in the Prospectus. A copy of the Prospectus may be obtained from AAL, 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

Capitalized terms used in this SAI that are not otherwise defined herein shall have the meanings given to them in the Prospectus.

                                                                  Page
INTRODUCTION
CUSTODY OF ASSETS
DISTRIBUTION OF THE CONTRACTS
CALCULATION OF PERFORMANCE
  Money Market Subaccount
  Other Subaccounts
INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS
FINANCIAL STATEMENTS OF VARIABLE ACCOUNT
COMMENT ON FINANCIAL STATEMENTS OF AAL AND LB
FINANCIAL STATEMENTS OF AAL AND LB

The date of this Statement of Additional Information is January 2, 2002.

INTRODUCTION

On January 1, 2002, Lutheran Brotherhood merged with and into Aid Association for Lutherans (“AAL”). The merged organization intends to begin operating by a new name as soon as possible after the new name is approved by its members and appropriate regulators. The Contracts previously issued by Lutheran Brotherhood are now issued by AAL. AAL, a fraternal benefit society owned and operated for its members, was organized in 1902 under the laws of the State of Wisconsin. AAL is currently licensed to transact life insurance business in all 50 states and the District of Columbia. On September 30, 2001, Lutheran Brotherhood and AAL had combined assets under management of approximately $45.7 billion. The Contract may be sold to or in connection with retirement plans which may or may not qualify for special federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until a selected later date.

Premiums will be allocated, as designated by the Contract Owner, to one or more Subaccounts of the Variable Account, a separate account of AAL and/or to the Fixed Account (which is the general account of AAL, and which pays interest at a guaranteed fixed rate). The assets of each Subaccount will be invested solely in a corresponding Portfolio of LB Series Fund, Inc. (the “Fund”), which is a diversified, open-end management investment company (commonly known as a “mutual fund”). The Prospectus for the Fund that accompanies the Prospectus describes the investment objectives and attendant risks of the 14 Portfolios of the Fund-Opportunity Growth Portfolio, FTI Small Cap Growth Portfolio, Mid Cap Growth Portfolio, MFS Mid Cap Growth Portfolio, World Growth Portfolio, FI All Cap Portfolio, Growth Portfolio, MFS Investors Growth Portfolio, TRP Growth Stock Portfolio, Value Portfolio, High Yield Portfolio, Income Portfolio, Limited Maturity Bond Portfolio, and Money Market Portfolio. Additional Subaccounts (together with the related additional Portfolios of the Fund) may be added in the future. The Accumulated Value of the Contract and, except to the extent fixed amount annuity payments are elected by the Contract Owner, the amount of annuity payments will vary, primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. Premiums allocated to the Fixed Account will accumulate at fixed rates of interest declared by AAL.

CUSTODY OF ASSETS

AAL, whose address appears on the cover of the Prospectus, maintains custody of the assets of the Variable Account.

DISTRIBUTION OF THE CONTRACTS

Lutheran Brotherhood Securities Corp. (“LBSC”), an indirect subsidiary of AAL, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement to which AAL and the Variable Account are also parties. The Contracts are sold through AAL Representatives who are licensed by state insurance officials to sell the Contracts. These AAL Representatives are also registered representatives of LBSC or AAL Capital Management Corporation, another broker-dealer affiliated with AAL. The Contracts are offered in all states where AAL is authorized to sell variable annuities.

The offering of the Contracts is continuous.

There are no special purchase plans or exchange privileges not described in the Prospectus (see "THE CONTRACTS--Transfers" in the Prospectus).

No charge for sales expense is deducted from premiums at the time premiums are paid. However, a surrender charge, which may be deemed to be a contingent deferred sales charge, is deducted from the Accumulation Value of the Contract in the case where the Contract is surrendered, in whole or in part, before annuity payments begin and, if certain settlement options are selected, at the time annuity payments begin, under the circumstances described in, and in amounts calculated as described in, the Prospectus under the heading “CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)".

CALCULATION OF PERFORMANCE

Money Market Subaccount

The Prospectus contains information with respect to the yield and effective yield of a hypothetical preexisting account having a balance of one Money Market Portfolio Subaccount Accumulation Unit at the beginning of a specified seven-day period. Such yield quotations have been calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, dividing the net change by the value of the account at the beginning of the period to obtain the base period return, and multiplying the base period return by 365/7. The effective yield has been calculated by compounding the yield quotation for such period by adding 1 and raising the sum to a power equal to 365/7, and subtracting 1 from the result.

In determining the net change in the value of the account as described in the preceding paragraph, all deductions that are charged to all Contract Owner accounts have been reflected in proportion to the length of the seven-day base period and the mean (or median) account size under a substantially identical contract issued by an AAL affiliate. Deductions from purchase payments and surrender charges assessed have not been reflected in, and realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Subaccount and the related portfolio company have been excluded from, the computation of yield.

This example illustrates the yield quotation for the Money Market Subaccount for the seven-day period ended September 30, 2001:

Value of hypothetical pre-existing account with exactly
  one Accumulation Unit at the beginning of the period            $1.800385

Value of same account (excluding capital changes) at end
  of the seven-day period                                         $1.801027

Net change in account value                                       $0.000642

Base Period Return:
Net change in account value divided by beginning account value    $0.000357
Annualized Current Yield [0.000357 X (365/7)]                          1.86%

Effective Yield (0.000357 + 1)365/7-1                                  1.88%

The annualization of a seven-day average yield is not a representation of future actual yield.

Other Subaccounts

The Prospectus contains information with respect to yield quotations by Subaccounts other than the Money Market Subaccount. These yield quotations are based on a 30-day (or one month) period computed by dividing the net investment income per accumulation unit earned during the period (the net investment income earned by the Fund portfolio attributable to shares owned by the Subaccount less expenses incurred during the period) by the maximum offering price per Accumulation Unit on the last day of the period, by setting yield equal to two times the difference between the sixth power of one plus the designated ratio and one, where the designated ratio is the difference between the net investment income earned during the period and the expenses accrued for the period (net of reimbursement) divided by the product of the average daily number of Accumulation Units outstanding during the period and the maximum offering price per Accumulation Unit on the last day of the period.

For fees that vary with the size of the Contract, a Contract size equal to the mean (or median) contract size has been assumed.

The following example illustrates the annualized current yield calculation for the High Yield Subaccount for the 30-day base period ended September 30, 2001:

Dividends and interest earned by the High Yield Subaccount
  during the base period                                      $5,116,179
Expenses accrued for the base period                          $  588,999
                                                             ------------
                                                              $4,527,180(A)
                                                             ============
Product of the maximum public offering price on the last
  day of the base period and the average daily number of
  Units outstanding during the base period that were
  entitled to receive dividends
  ($20.716824 x 21,931,503 Units) =                          $454,351,088(B)
                                                             =============
Quotient of dividends and interest earned minus expenses
  accrued divided by product of maximum public offering
  price multiplied by average Units outstanding
  (A divided by B) =                                             0.009964(C)
Adding one and raising total to the 6th power (C + 1)6=          1.061293(D)
Annualized current yield [2(D - 1) X 100] =                        12.26%

The following example illustrates the annualized current yield calculation for the Income Subaccount for the 30-day base period ended September 30, 2001:

Dividends and interest earned by the Income Subaccount
  during the base period                                      $2,863,358
Expenses accrued for the base period                          $  662,789
                                                            ------------
                                                              $2,200,569(A)
                                                              ============
Product of the maximum public offering price on the last
  day of the base period and the average daily number of
  Units outstanding during the base period that were
  entitled to receive dividends
  ($25.37562 x 21,288,608 Units) =                          $540,211,627(B)

Quotient of dividends and interest earned minus expenses
  accrued divided by product of maximum public offering
  price multiplied by average Units outstanding
  (A divided by B) =                                            0.004074(C)
Adding one and raising total to the 6th power (C + 1)6 =        1.024691(D)
Annualized current yield [2(D-1) X 100] =                          4.94%

Annualized current yield of any specific base period is not a representation of future actual yield.

The Prospectus contains information with respect to performance data relating to the Contracts. Such performance data includes average annual total return quotations for the 1-year, 5-year and since inception periods computed by finding the average annual compounded rates of return over the 1-year, 5-year and since inception periods that would equate the initial amount invested to the ending redeemable value, by equating the ending redeemable value to the product of a hypothetical initial payment of $1,000, and one plus the average annual total return raised to a power equal to the applicable number of years. For some subaccounts, average annual total return figures also are provided for a 10-year period based on a hypothetical Contract assumed to have been invested in a Portfolio of the Fund when that Portfolio was first available for investment under a variable annuity contract issued by an AAL affiliate, Lutheran Brotherhood Variable Insurance Products Company.

Such performance data assumes that any applicable charges have been deducted from the initial $1,000 payment and includes all recurring fees that are charged to all Contract Owners. If recurring fees charged to Contract Owners are paid other than by redemption of Accumulation Units, such fees will be appropriately reflected. The performance data does not include the administrative charge of $30 deducted from any Contract for which the total of premiums paid under such Contract minus all prior surrenders is less than $5,000 and the Accumulated Value is less than $5,000. Inclusion of the administrative charge would reduce the total return figures shown below.

Average annual total return for any specific period is not a representation of future actual results. Average annual total return assumes a steady rate of growth. Actual performance fluctuates and will vary from the quoted results for periods of time within the quoted periods.

The following example illustrates the average annual total return for the Growth Subaccount of a hypothetical Contract invested in the Growth Portfolio of the Fund from the date the Portfolio was first available for investment under a contract issued by AAL through September 30, 2001:

Hypothetical $1,000 initial investment on February 3, 1994           $1,000

Ending redeemable value of the investment on
 September 30, 2001 (after deferred sales charge)                    $2,275

Total return for the period is the difference between
  the ending redeemable value and the hypothetical
  $1,000 initial investment divided by the hypothetical
  $1,000 initial investment; the result is expressed in
  terms of a percentage (For example, 2 equals 200%)                 127.53%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to
  the power of 1/n where n is expressed as seven years
  and 8 months; the result is reduced by one and is
  expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                       11.33%

The following example illustrates the average annual total return for the High Yield Subaccount of a hypothetical Contract invested in the High Yield Portfolio of the Fund from the date the Portfolio was first available for investment under a contract issued by AAL through September 30, 2001:

Hypothetical $1,000 initial investment on February 3, 1994            $1,000

Ending redeemable value of the investment on
  September 30, 2001 (after deferred sales charge)                    $1,015

Total return for the period is the difference between the
  ending redeemable value and the hypothetical $1,000
  initial investment divided by the hypothetical $1,000
  initial investment; the result is expressed in terms of
  a percentage (For example, 2 equals 200%)                            1.50%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to
  the power of 1/n where n is expressed as seven years
  and 8 months; the result is reduced by one and is
  expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                        0.20%

The following example illustrates the average annual total return for the Income Subaccount of a hypothetical Contract invested in the Income Portfolio of the Fund from the date the Portfolio was first available for investment under a contract issued by AAL through September 30, 2001:

Hypothetical $1,000 initial investment on February 3, 1994           $1,000

Ending redeemable value of the investment on September 30, 2001
  (after deferred sales charge)                                      $1,474

Total return for the period is the difference between the
  ending redeemable value and the hypothetical $1,000 initial investment divided by the hypothetical $1,000 initial
  investment; the result is expressed in terms of a percentage
  (For example, 2 equals 200%)                                       47.42%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to
  the power of 1/n where n is expressed as seven years
  and 8 months; the result is reduced by one and is
  expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                        5.20%

The following example illustrates the average annual total return for the Money Market Subaccount of a hypothetical Contract invested in the Money Market Portfolio of the Fund from the date the Portfolio was first available for investment under a contract issued by AAL through September 30, 2001

Hypothetical $1,000 initial investment on February 3, 1994           $1,000

Ending redeemable value of the investment on September 30, 2001
  (after deferred sales charge)                                      $1,356

Total return for the period is the difference between the
  ending redeemable value and the hypothetical $1,000
  initial investment divided by the hypothetical $1,000
  initial investment; the result is expressed in terms
  of a percentage (For example, 2 equals 200%)                       35.64%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to the
  power of 1/n where n is expressed as seven years and
  8 months; the result is reduced by one and is
  expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                       4.06%

The following example illustrates the average annual total return for the Opportunity Growth Subaccount from the date of inception through the period ended September 30, 2001:

Hypothetical $1,000 initial investment on January 18, 1996           $1,000

Ending redeemable value of the investment on
  September 30, 2001 (after deferred sales charge)                    $ 888

Total return for the period is the difference between
  the ending redeemable value and the hypothetical
  $1,000 initial investment divided by the hypothetical
  $1,000 initial investment; the result is expressed in
  terms of a percentage (For example, 2 equals 200%)                 (11.22)%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to the
  power of 1/n where n is expressed as five years and
  255 days; the result is reduced by one and is expressed
  in terms of a percentage (For example, 0.2 equals 20%)              (2.06)%

The following example illustrates the average annual total return for the World Growth Subaccount from the date of inception through September 30, 2001:

Hypothetical $1,000 initial investment on January 18, 1996          $1,000

Ending redeemable value of the investment on September 30, 2001
  (after deferred sales charge)                                     $  999

Total return for the period is the difference between the
  ending redeemable value and the hypothetical $1,000
  initial investment divided by the hypothetical $1,000
  initial investment; the result is expressed in terms
  of a percentage (For example, 2 equals 200%)                       (0.15)%

Average annual total return from inception through September
  30, 2001 is the sum of the total return calculated above
  plus one; such sum is raised to the power of 1/n where n
  is expressed as five years and 255 days; the result is
  reduced by one and is expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                      (0.03)%

The following example illustrates the average annual total return for the Mid Cap Growth Subaccount from the date of inception through September 30, 2001:

Hypothetical $1,000 initial investment on January 30, 1998          $1,000

Ending redeemable value of the investment on September 30, 2001
  (after deferred sales charge)                                     $1,179

Total return for the period is the difference between the
  ending redeemable value and the hypothetical $1,000
  initial investment divided by the hypothetical $1,000
  initial investment; the result is expressed in terms
  of a percentage (For example, 2 equals 200%)                       17.91%

Average annual total return from inception through
  September 30, 2001 is the sum of the total return
  calculated above plus one; such sum is raised to
  the power of 1/n where n is expressed as three years
  and 243 days; the result is reduced by one and is
  expressed in terms of a percentage
  (For example, 0.2 equals 20%)                                        4.59%

INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS

         The audited financial statements of LB and the Variable Account included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of AAL included in this SAI have been so included in reliance on the reports of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The SAI also includes unaudited combining financial statements of AAL/LB for the period ending September 30, 2001.

         The audited financial statements of AAL and LB that are included in this SAI should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of AAL to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

FINANCIAL STATEMENTS OF VARIABLE ACCOUNT

        Set forth on the following pages are the audited financial statements of the Variable Account.

PricewaterhouseCoopers

[GRAPHIC OMITTED: PRINTER STRIP IN LOGO]

PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors of Lutheran
Brotherhood and Contract Owners of
LB Variable Annuity Account I

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Opportunity Growth, Mid Cap Growth, World Growth, Growth, High Yield, Income, and Money Market subaccounts of LB Variable Annuity Account I at December 31, 2000, the results of each of their operations for the year then ended and the changes in each of their net assets for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Lutheran Brotherhood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 30, 2001

LB VARIABLE ANNUITY ACCOUNT I
OPPORTUNITY GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Opportunity Growth Portfolio 19,114,679
shares at net asset value of $13.25 per share
(cost $227,933,518)                                               $  253,299,472
Receivable from LB for units issued                                      223,598
Receivable from LB for annuity
reserve adjustment                                                        18,517
                                                                  --------------
Total assets                                                         253,541,587
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              215,063
                                                                  --------------
Total liabilities                                                        215,063
                                                                  --------------
NET ASSETS                                                        $  253,326,524
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 18,990,589                                   $  251,474,140
Reserves for contracts in annuity payment
period (note 2)                                                        1,852,384
                                                                  --------------
NET ASSETS                                                        $  253,326,524
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $13.24
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $         --
Mortality and expense risk charge                                     (2,807,254)
                                                                    ------------
Net investment loss                                                   (2,807,254)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                         492,287
Net change in unrealized appreciation or
depreciation of investments                                          (17,418,537)
                                                                    ------------
Net loss on investments                                              (16,926,250)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $ 19,733,504)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999

                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                                 $ (2,807,254)   $ (2,021,917)
Net realized gain (loss) on investments                                  492,287      (1,212,314)
Net change in unrealized appreciation or depreciation
of investments                                                       (17,418,537)     50,974,294
                                                                    ------------    ------------
Net change in net assets resulting from operations                   (19,733,504)     47,740,063
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                            45,712,896     (23,337,051
Net asset value of units redeemed                                    (15,348,966)    (11,457,977)
Annuity benefit payments                                                (112,667)        (14,939)
Adjustments to annuity reserves                                           10,984           7,508
Transfers from other subaccounts                                      38,123,647      15,382,879
Transfers to other subaccounts                                       (29,403,199)    (31,136,784)
Transfers from fixed account                                             223,821         111,778
Transfers to fixed account                                              (360,340)       (430,309)
                                                                    ------------    ------------
Net change in net assets from unit transactions                       38,846,176      (4,200,793)
                                                                    ------------    ------------
Net increase in net assets                                            19,112,672      43,539,270

NET ASSETS:
Beginning of period                                                  234,213,852     190,674,582
                                                                    ------------    ------------
End of period                                                       $253,326,524    $234,213,852
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
MID CAP GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Mid Cap Growth Portfolio  19,138,348
shares at net asset value of $17.62 per share
(cost $284,708,620)                                               $  337,130,761
Receivable from LB for units issued                                      194,100
Receivable from LB for annuity
reserve adjustment                                                        30,611
                                                                  --------------
Total assets                                                         337,355,472
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              284,580
                                                                  --------------
Total liabilities                                                        284,580
                                                                  --------------
NET ASSETS                                                          $337,070,892
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 18,256,799                                   $  334,926,390
Reserves for contracts in annuity payment
period (note 2)                                                        2,144,502
                                                                  --------------
NET ASSETS                                                        $  337,070,892
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $18.35
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $         --
Mortality and expense risk charge                                     (2,880,934)
                                                                    ------------
Net investment loss                                                   (2,880,934)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                      14,537,660
Net change in unrealized appreciation or
depreciation of investments                                            5,510,848
                                                                    ------------
Net gain on investments                                               20,048,508
                                                                    ------------
Net increase in net assets resulting
from operations                                                     $ 17,167,574
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                                 $ (2,880,934)   $   (737,943)
Net realized gain on investments                                      14,537,660           3,500
Net change in unrealized appreciation or depreciation
of investments                                                         5,510,848      43,748,614
                                                                    ------------    ------------
Net increase in net assets resulting from operations                  17,167,574      43,014,171
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           102,001,158      37,449,771
Net asset value of units redeemed                                    (12,451,823)     (4,093,375)
Annuity benefit payments                                                (107,181)        (10,473)
Adjustments to annuity reserves                                           28,776           1,809
Transfers from other subaccounts                                     110,884,877      31,796,492
Transfers to other subaccounts                                       (35,089,702)     (8,224,375)
Transfers from fixed account                                             856,589         186,694
Transfers to fixed account                                              (514,231)       (171,583)
                                                                    ------------    ------------
Net increase in net assets from unit transactions                    165,608,463      56,934,960
                                                                    ------------    ------------
Net increase in net assets                                           182,776,037      99,949,131

NET ASSETS:
Beginning of period                                                  154,294,855      54,345,724
                                                                    ------------    ------------
End of period                                                       $337,070,892    $154,294,855
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
WORLD GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
World Growth Portfolio 22,949,409
shares at net asset value of $13.83 per
share (cost $285,908,212)                                         $  317,491,488
Receivable from LB for units issued                                      356,665
Receivable from LB for annuity
reserve adjustment                                                        40,906
                                                                  --------------
Total assets                                                         317,889,059
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              272,731
                                                                  --------------
Total liabilities                                                        272,731
                                                                  --------------
NET ASSETS                                                        $  317,616,328
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 22,301,797                                   $  314,936,892
Reserves for contracts in annuity payment
period (note 2)                                                        2,679,436
                                                                  --------------
NET ASSETS                                                        $  317,616,328
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $14.12
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $         --
Mortality and expense risk charge                                     (3,453,810)
                                                                    ------------
Net investment loss                                                   (3,453,810)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                       8,251,499
Net change in unrealized appreciation or
depreciation of investments                                          (63,915,149)
                                                                    ------------
Net loss on investments                                              (55,663,650)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $(59,117,460)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                                $  (3,453,810)   $ (1,383,194)
Net realized gain on investments                                       8,251,499         223,921
Net change in unrealized appreciation or depreciation
of investments                                                       (63,915,149)     72,045,298
                                                                    ------------    ------------
Net change in net assets resulting from operations                   (59,117,460)     70,886,025
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                            77,758,113      42,078,005
Net asset value of units redeemed                                    (17,456,319)    (11,488,678)
Annuity benefit payments                                                (170,248)        (31,844)
Adjustments to annuity reserves                                           23,997          16,834
Transfers from other subaccounts                                      52,144,547      26,202,412
Transfers to other subaccounts                                       (31,912,132)    (21,884,797)
Transfers from fixed account                                             367,121         172,561
Transfers to fixed account                                              (568,160)       (441,198)
                                                                    ------------    ------------
Net increase in net assets from unit transactions                     80,186,919      34,623,295
                                                                    ------------    ------------
Net increase in net assets                                            21,069,459     105,509,320

NET ASSETS:
Beginning of period                                                  296,546,869     191,037,549
                                                                    ------------    ------------
End of period                                                       $317,616,328    $296,546,869
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Growth Portfolio 80,971,645 shares at
net asset value of $24.06 per share
(cost $1,720,512,763)                                            $ 1,948,436,805
Receivable from LB for units issued                                    1,193,064
Receivable from LB for annuity
reserve adjustment                                                       376,426
                                                                  --------------
Total assets                                                       1,950,006,295
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                            1,708,484
                                                                  --------------
Total liabilities                                                      1,708,484
                                                                  --------------
NET ASSETS                                                        $1,948,297,811
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 29,904,105                                   $1,928,428,711
Reserves for contracts in annuity payment
period (note 2)                                                       19,869,100
                                                                  --------------
NET ASSETS                                                        $1,948,297,811
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $64.49
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                    $   6,235,598
Mortality and expense risk charge                                    (22,343,597)
                                                                   -------------
Net investment loss                                                  (16,107,999)
                                                                   -------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                     323,799,950
Net change in unrealized appreciation or
depreciation of investments                                         (436,636,351)
                                                                   -------------
Net loss on investments                                             (112,836,401)
                                                                   -------------
Net change in net assets resulting
from operations                                                    $(128,944,400)
                                                                   =============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                               $  (16,107,999)  $   (9,560,212)
Net realized gain on investments                                     323,799,950      125,367,187
Net change in unrealized appreciation or depreciation
of investments                                                      (436,636,351)     421,735,621
                                                                  --------------   --------------
Net change in net assets resulting from operations                  (128,944,400)     537,542,596
                                                                  --------------   --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           316,384,037      234,152,693
Net asset value of units redeemed                                   (133,889,195)     (84,660,229)
Annuity benefit payments                                              (1,946,840)        (281,408)
Adjustments to annuity reserves                                          206,723          178,464
Transfers from other subaccounts                                     190,769,565      142,040,113
Transfers to other subaccounts                                      (172,514,583)    (115,840,239)
Transfers from fixed account                                           1,870,444        1,790,816
Transfers to fixed account                                            (5,075,660)      (2,473,185)
                                                                  --------------   --------------
Net increase in net assets from unit transactions                    195,804,491      174,907,025
                                                                  --------------   --------------
Net increase in net assets                                            66,860,091      712,449,621

NET ASSETS:
Beginning of period                                                1,881,437,720    1,168,988,099
                                                                  --------------   --------------
End of period                                                     $1,948,297,811   $1,881,437,720
                                                                  ==============   ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
HIGH YIELD SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
High Yield Portfolio 80,026,734 shares
at net asset value of $6.39 per share
(cost $769,642,432)                                               $  511,659,887
Receivable from LB for units issued                                      131,223
Receivable from LB for annuity
reserve adjustment                                                       179,817
Dividends receivable from LB Series Fund, Inc.                           383,809
                                                                  --------------
Total assets                                                         512,354,736
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              446,332
                                                                  --------------
Total liabilities                                                        446,332
                                                                  --------------
NET ASSETS                                                        $  511,908,404
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 21,986,419                                   $  506,041,872
Reserves for contracts in annuity payment
period (note 2)                                                        5,866,532
                                                                  --------------
NET ASSETS                                                        $  511,908,404
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $23.02
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                    $  74,204,441
Mortality and expense risk charge                                     (6,688,336)
                                                                   -------------
Net investment income                                                 67,516,105
                                                                   -------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Net realized loss on investments                                      (4,187,567)
Net change in unrealized appreciation or
depreciation of investments                                         (202,162,776)
                                                                   -------------
Net loss on investments                                             (206,350,343)
                                                                   -------------
Net change in net assets resulting
from operations                                                    $(138,834,238)
                                                                   =============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                               $ 67,516,105    $ 56,575,304
Net realized loss on investments                                      (4,187,567)     (1,189,514)
Net change in unrealized appreciation or depreciation
of investments                                                      (202,162,776)     (3,504,390)
                                                                    ------------    ------------
Net change in net assets resulting from operations                  (138,834,238)     51,881,400
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                            99,715,061      94,559,182
Net asset value of units redeemed                                    (47,807,940)    (39,481,058)
Annuity benefit payments                                                (587,765)       (131,842)
Adjustments to annuity reserves                                          107,607          69,914
Transfers from other subaccounts                                      49,524,964      40,049,692
Transfers to other subaccounts                                       (77,376,487)    (58,280,487)
Transfers from fixed account                                             492,827         577,925
Transfers to fixed account                                            (2,832,983)     (1,831,775)
                                                                    ------------    ------------
Net increase in net assets from unit transactions                     21,235,284      35,531,551
                                                                    ------------    ------------
Net change in net assets                                            (117,598,954)     87,412,951

NET ASSETS:
Beginning of period                                                  629,507,358     542,094,407
                                                                    ------------    ------------
End of period                                                       $511,908,404    $629,507,358
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
INCOME SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Income Portfolio 46,928,524 shares
at net asset value of $9.71 per share
(cost $458,312,111)                                               $  455,528,673
Receivable from LB for units issued                                      282,398
Receivable from LB for annuity
reserve adjustment                                                        93,276
Dividends receivable from LB Series Fund, Inc.                           157,159
                                                                  --------------
Total assets                                                         456,061,506
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              393,832
                                                                  --------------
Total liabilities                                                        393,832
                                                                  --------------
NET ASSETS                                                        $  455,667,674
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 18,874,587                                   $  450,801,210
Reserves for contracts in annuity payment
period (note 2)                                                        4,866,464
                                                                  --------------
NET ASSETS                                                        $  455,667,674
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                           $23.88
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $ 28,716,233
Mortality and expense risk charge                                     (4,606,351)
                                                                    ------------
Net investment income                                                 24,109,882
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized loss on investments                                        (881,057)
Net change in unrealized appreciation or
depreciation of investments                                           14,451,270
                                                                    ------------
Net gain on investments                                               13,570,213
                                                                    ------------
Net increase in net assets resulting
from operations                                                     $ 37,680,095
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                               $ 24,109,882    $ 19,858,606
Net realized loss on investments                                        (881,057)       (201,849)
Net change in unrealized appreciation or depreciation
of investments                                                        14,451,270     (32,049,840)
                                                                    ------------    ------------
Net change in assets resulting from operations                        37,680,095     (12,393,083)
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                            63,980,805      85,649,280
Net asset value of units redeemed                                    (36,217,784)    (29,820,188)
Annuity benefit payments                                                (302,284)        (94,180)
Adjustments to annuity reserves                                           59,252          37,874
Transfers from other subaccounts                                      37,365,577      40,731,290
Transfers to other subaccounts                                       (55,167,174)    (42,833,559)
Transfers from fixed account                                             469,714         519,532
Transfers to fixed account                                            (2,971,832)     (1,774,223)
                                                                    ------------    ------------
Net increase in net assets from unit transactions                      7,216,274      52,415,826
                                                                    ------------    ------------
Net increase in net assets                                            44,896,369      40,022,743

NET ASSETS:
Beginning of pe                                                      410,771,305     370,748,562
                                                                    ------------    ------------
End of period                                                       $455,667,674    $410,771,305
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
MONEY MARKET SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Money Market Portfolio 153,335,461
shares at net asset value of $1.00 per share
(cost $153,335,461)                                               $  153,335,461
Receivable from LB for units issued                                      324,383
Receivable from LB for annuity
reserve adjustment                                                        26,520
Dividends receivable from LB Series Fund, Inc.                            52,532
                                                                  --------------
Total assets                                                         153,738,896
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                              133,049
                                                                  --------------
Total liabilities                                                        133,049
                                                                  --------------
NET ASSETS                                                        $  153,605,847
                                                                  ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 86,928,411                                   $  152,713,917
Reserves for contracts in annuity payment
period (note 2)                                                          891,930
                                                                  --------------
NET ASSETS                                                        $  153,605,847
                                                                  ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                            $1.76
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $  8,501,124
Mortality and expense risk charge                                     (1,543,474)
                                                                    ------------
Net investment income                                               $  6,957,650
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000 and 1999
                                                                        2000           1999
                                                                    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                               $  6,957,650    $  4,342,228
                                                                    ------------    ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                            98,437,487      81,935,028
Net asset value of units redeemed                                    (18,004,362)    (11,181,624)
Annuity benefit payments                                                 (59,294)        (11,388)
Adjustments to annuity reserves                                           22,570           3,849
Transfers from other subaccounts                                      89,143,281      77,970,675
Transfers to other subaccounts                                      (166,128,110)    (95,774,018)
Transfers from fixed account                                           4,673,849       1,162,008
Transfers to fixed account                                            (9,703,345)     (2,330,427)
                                                                    ------------    ------------
Net change in net assets from unit transactions                       (1,617,924)     51,774,103
                                                                    ------------    ------------
Net increase in net assets                                             5,339,726      56,116,331

NET ASSETS:
Beginning of period                                                  148,266,121      92,149,790
                                                                    ------------    ------------
End of period                                                       $153,605,847    $148,266,121
                                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements
December 31, 2000

(1) ORGANIZATION

The LB Variable Annuity Account I (the Variable Account), is registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Lutheran Brotherhood (LB). LB offers financial services to Lutherans and is a fraternal benefit society owned by and operated for its members. The Variable Account contains seven subaccounts -- Opportunity Growth, Mid Cap Growth, World Growth, Growth, High Yield, Income and Money Market -- each of which invests in a corresponding portfolio of the LB Series Fund, Inc. (the Fund). The Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company.

The Variable Account is used to fund only flexible premium deferred variable annuity contracts issued by LB. Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of LB. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by LB.

(2) SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments in shares of the Fund are stated at the net asset value of the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the Variable Account on the ex-dividend date.

Federal Income Taxes

LB qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, no provision for income taxes has been charged against the Variable Account. LB reserves the right to charge for taxes in the future.

Annuity Reserves

Annuity reserves are computed for currently payable contracts according to the 1983 Table A mortality table and the 2000 IAM mortality table. The assumed interest is 3.5 percent. Changes to annuity reserves are based on actual mortality and risk experience. If the reserves required are less than the original estimated reserve amount held in the Variable Account, the excess is reimbursed to LB. If additional reserves are required, LB reimburses the Variable Account.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS

Proceeds received by the Variable Account for units issued represent gross contract premiums received by LB. No charge for sales distribution expense is deducted from premiums received.

A surrender charge is deducted by LB if a contract is surrendered in whole or in part during the first six years the contract is in force. The surrender charge is 6% during the first contract year, and decreases by 1% each subsequent contract year. For purposes of the surrender charge calculation, up to 10% of a contract's accumulated value may be excluded from the calculation each year. Surrender charges of $2,548,133 and $2,145,939 were deducted in 2000 and 1999, respectively.

An annual administrative charge of $30 is deducted on each contract anniversary from the accumulated value of the contract to compensate LB for administrative expenses relating to the contract and the Variable Account. This charge is deducted by redeeming units of the subaccounts of the Variable Account. No such charge is deducted from contracts for which total premiums paid, less surrenders, equals or exceeds $5,000. No administrative charge is payable during the annuity period. Administrative charges of $399,546 and $404,492 were deducted in 2000 and 1999, respectively.

A daily charge is deducted from the value of the net assets of the Variable Account to compensate LB for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 1.1% of the average daily net assets of the Variable Account. Mortality and expense risk charges of $44,323,843 and $33,343,836 were deducted in 2000 and 1999, respectively.

A fixed account investment option is available for Contract Owners of the flexible premium deferred variable annuity. Assets of the fixed account are combined with the general assets of LB and invested by LB as allowed by applicable law. Accordingly, the fixed account assets are not included in the Variable Account financial statements. The asset value of net transfers from(to) the fixed account was ($13,072,186) and ($4,931,386) in 2000 and 1999, respectively.

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 1998      16,883,494     4,916,782    14,890,293    24,210,985    20,236,846    16,424,298    57,199,273
Units issued            3,649,404     5,672,985     5,191,205     7,137,291     4,950,637     5,899,355   100,610,535
Units redeemed         (4,132,274)   (1,181,927)   (2,722,206)   (4,047,786)   (3,804,092)   (3,632,780)  (69,314,947)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 1999      16,400,624     9,407,840    17,359,292    27,300,490    21,383,391    18,690,873    88,494,861
Units issued            5,953,840    11,749,504     8,437,919     7,360,398     5,487,037     4,636,537   114,340,246
Units redeemed         (3,363,875)   (2,900,545)   (3,495,414)   (4,756,783)   (4,884,009)   (4,452,823) (115,906,696)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 2000      18,990,589    18,256,799    22,301,797    29,904,105    21,986,419    18,874,587    86,928,411
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the LB Series Fund, Inc. were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

For the year ended
December 31, 1999
Purchases              $7,618,057   $55,794,536   $34,949,471  $303,505,898  $105,466,991   $81,076,876   $76,494,112
Sales                  14,043,622        46,516     1,545,286    14,009,231    12,530,900     7,976,919    20,288,111
For the year ended
December 31, 2000
Purchases              39,322,547   178,314,167    86,410,688   519,310,445   106,727,852    52,490,500    55,468,874
Sales                   3,137,307       209,846     1,715,849    20,855,278    18,356,394    21,381,691    49,555,022

LB VARIABLE ANNUITY ACCOUNT I
OPPORTUNITY GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Opportunity Growth Portfolio 20,257,526
shares at net asset value of $8.49 per share
(cost $239,799,594)                                              $172,074,958
Receivable from LB for units issued                                    51,566
Receivable from LB for annuity
reserve adjustment                                                     29,484
                                                               --------------
Total assets                                                      172,156,008
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                           153,307
                                                               --------------
Total liabilities                                                     153,307
                                                               --------------
NET ASSETS                                                       $172,002,701
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 19,039,666                                  $170,568,178
Reserves for contracts in annuity payment
period (note 2)                                                     1,434,523
                                                               --------------
NET ASSETS                                                       $172,002,701
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $ 8.96
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                           $--
Mortality and expense risk charge                                  (1,776,490)
                                                               --------------
Net investment loss                                                (1,776,490)
                                                               --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                   12,156,648
Net change in unrealized appreciation or
depreciation of investments                                       (93,090,591)
                                                               --------------
Net loss on investments                                           (80,933,943)
                                                               --------------
Net change in net assets resulting
from operations                                                  $(82,710,433)
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                                --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                            $   (1,776,490)   $   (2,807,254)
Net realized gain on investments                                   12,156,648           492,287
Net change in unrealized appreciation or depreciation
of investments                                                    (93,090,591)      (17,418,537)
                                                               --------------    --------------
Net change in net assets resulting from operations                (82,710,433)      (19,733,504)
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         18,117,111        45,712,896
Net asset value of units redeemed                                  (9,491,051)      (15,348,966)
Annuity benefit payments                                             (114,916)         (112,667)
Adjustments to annuity reserves                                        10,967            10,984
Transfers from other subaccounts                                   13,193,902        38,123,647
Transfers to other subaccounts                                    (19,720,178)      (29,403,199)
Transfers from fixed account                                           45,752           223,821
Transfers to fixed account                                           (654,977)         (360,340)
                                                               --------------    --------------
Net increase in net assets from unit transactions                   1,386,610        38,846,176
                                                               --------------    --------------
Net change in net assets                                          (81,323,823)       19,112,672

NET ASSETS:
Beginning of period                                               253,326,524       234,213,852
                                                               --------------    --------------
End of period                                                    $172,002,701      $253,326,524
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
MID CAP GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Mid Cap Growth Portfolio 23,930,477
shares at net asset value of $10.82 per share
(cost $352,766,757)                                              $259,009,541
Receivable from LB for units issued                                   137,436
Receivable from LB for annuity
reserve adjustment                                                     24,572
                                                               --------------
Total assets                                                      259,171,549
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                           228,995
                                                               --------------
Total liabilities                                                     228,995
                                                               --------------
NET ASSETS                                                       $258,942,554
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 21,203,272                                  $256,933,422
Reserves for contracts in annuity payment
period (note 2)                                                     2,009,132
                                                               --------------
NET ASSETS                                                       $258,942,554
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $12.12
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                  $         --
Mortality and expense risk charge                                  (2,536,858)
                                                               --------------
Net investment loss                                                (2,536,858)
                                                               --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                   22,222,088
Net change in unrealized appreciation or
depreciation of investments                                      (146,179,350)
                                                               --------------
Net loss on investments                                          (123,957,262)
                                                               --------------
Net change in net assets resulting
from operations                                                 $(126,494,120)
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                            $   (2,536,858)   $   (2,880,934)
Net realized gain on investments                                   22,222,088        14,537,660
Net change in unrealized appreciation or depreciation
of investments                                                   (146,179,350)        5,510,848
                                                               --------------    --------------
Net change in net assets resulting from operations               (126,494,120)       17,167,574
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         49,689,976       102,001,158
Net asset value of units redeemed                                 (13,352,111)      (12,451,823)
Annuity benefit payments                                             (143,033)         (107,181)
Adjustments to annuity reserves                                        (6,039)           28,776
Transfers from other subaccounts                                   49,588,882       110,884,877
Transfers to other subaccounts                                    (36,405,368)      (35,089,702)
Transfers from fixed account                                          348,376           856,589
Transfers to fixed account                                         (1,354,901)         (514,231)
                                                               --------------    --------------
Net increase in net assets from unit transactions                  48,365,782       165,608,463
                                                               --------------    --------------
Net change in net assets                                          (78,128,338)      182,776,037

NET ASSETS:
Beginning of period                                               337,070,892       154,294,855
                                                               --------------    --------------
End of period                                                  $  258,942,554    $  337,070,892
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
WORLD GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
World Growth Portfolio 25,574,244 shares
at net asset value of $9.13 per share
(cost $316,010,291)                                              $233,402,863
Receivable from LB for units issued                                   237,367
Receivable from LB for annuity
reserve adjustment                                                     59,200
                                                               --------------
Total assets                                                      233,699,430
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                           199,655
                                                               --------------
Total liabilities                                                     199,655
                                                               --------------
NET ASSETS                                                       $233,499,775
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 22,959,817                                  $231,337,932
Reserves for contracts in annuity payment
period (note 2)                                                     2,161,843
                                                               --------------
NET ASSETS                                                       $233,499,775
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $10.08
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                 $          --
Mortality and expense risk charge                                  (2,316,257)
                                                               --------------
Net investment loss                                                (2,316,257)
                                                               --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                   23,258,686
Net change in unrealized appreciation
or depreciation of investments                                   (114,190,704)
                                                               --------------
Net loss on investments                                           (90,932,018)
                                                               --------------
Net change in net assets resulting
from operations                                                 $ (93,248,275)
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                            $   (2,316,257)   $   (3,453,810)
Net realized gain on investments                                   23,258,686         8,251,499
Net change in unrealized appreciation or depreciation
of investments                                                   (114,190,704)      (63,915,149)
                                                               --------------    --------------
Net change in net assets resulting from operations                (93,248,275)      (59,117,460)
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         30,886,550        77,758,113
Net asset value of units redeemed                                 (12,302,652)      (17,456,319)
Annuity benefit payments                                             (158,262)         (170,248)
Adjustments to annuity reserves                                        18,294            23,997
Transfers from other subaccounts                                   19,256,011        52,144,547
Transfers to other subaccounts                                    (27,245,163)      (31,912,132)
Transfers from fixed account                                           83,279           367,121
Transfers to fixed account                                         (1,406,335)         (568,160)
                                                               --------------    --------------
Net increase in net assets from unit transactions                   9,131,722        80,186,919
                                                               --------------    --------------
Net change in net assets                                          (84,116,553)       21,069,459

NET ASSETS:
Beginning of period                                               317,616,328       296,546,869
                                                               --------------    --------------
End of period                                                    $233,499,775      $317,616,328
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Growth Portfolio 103,108,657 shares at
net asset value of $13.21 per share
(cost $2,092,631,130)                                          $1,361,577,217
Receivable from LB for units issued                                   470,303
Receivable from LB for annuity
reserve adjustment                                                    412,077
                                                               --------------
Total assets                                                    1,362,459,597
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                         1,179,820
                                                               --------------
Total liabilities                                                   1,179,820
                                                               --------------
NET ASSETS                                                     $1,361,279,777
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 30,033,918                                $1,344,777,860
Reserves for contracts in annuity payment
period (note 2)                                                    16,501,917
                                                               --------------
NET ASSETS                                                     $1,361,279,777
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $44.78
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                 $          --
Mortality and expense risk charge                                 (14,223,292)
                                                               --------------
Net investment loss                                               (14,223,292)
                                                               --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                  370,265,478
Net change in unrealized appreciation or
depreciation of investments                                      (958,977,954)
                                                               --------------
Net loss on investments                                          (588,712,476)
                                                               --------------
Net change in net assets resulting
from operations                                                 $(602,935,768)
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                            $  (14,223,292)   $  (16,107,999)
Net realized gain on investments                                  370,265,478       323,799,950
Net change in unrealized appreciation or depreciation
of investments                                                   (958,977,954)     (436,636,351)
                                                               --------------    --------------
Net change in net assets resulting from operations               (602,935,768)     (128,944,400)
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                        150,044,079       316,384,037
Net asset value of units redeemed                                 (89,494,612)     (133,889,195)
Annuity benefit payments                                           (1,561,493)       (1,946,840)
Adjustments to annuity reserves                                        35,651           206,723
Transfers from other subaccounts                                  105,370,273       190,769,565
Transfers to other subaccounts                                   (141,086,481)     (172,514,583)
Transfers from fixed account                                          655,327         1,870,444
Transfers to fixed account                                         (8,045,010)       (5,075,660)
                                                               --------------    --------------
Net increase in net assets from unit transactions                  15,917,734       195,804,491
                                                               --------------    --------------
Net change in net assets                                         (587,018,034)       66,860,091

NET ASSETS:
Beginning of period                                             1,948,297,811     1,881,437,720
                                                               --------------    --------------
End of period                                                  $1,361,279,777    $1,948,297,811
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
HIGH YIELD SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
High Yield Portfolio 85,629,859 shares
at net asset value of $5.28 per share
(cost $791,550,559)                                              $451,998,597
Receivable from LB for units issued                                    32,758
Receivable from LB for annuity
reserve adjustment                                                    139,776
                                                               --------------
Total assets                                                      452,171,131
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                           402,354
                                                               --------------
Total liabilities                                                     402,354
                                                               --------------
NET ASSETS                                                       $451,768,777
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 21,511,631                                  $445,652,659
Reserves for contracts in annuity payment
period (note 2)                                                     6,116,118
                                                               --------------
NET ASSETS                                                       $451,768,777
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $20.72
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                  $ 48,894,928
Mortality and expense risk charge                                  (4,247,145)
                                                               --------------
Net investment income                                              44,647,783
                                                               --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized loss on investments                                  (14,154,724)
Net change in unrealized appreciation or
depreciation of investments                                       (81,569,417)
                                                               --------------
Net loss on investments                                           (95,724,141)
                                                               --------------
Net change in net assets resulting
from operations                                                  $(51,076,358)
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                            $ 44,647,783      $ 67,516,105
Net realized loss on investments                                  (14,154,724)       (4,187,567)
Net change in unrealized appreciation or depreciation
of investments                                                    (81,569,417)     (202,162,776)
                                                               --------------    --------------
Net change in net assets resulting from operations                (51,076,358)     (138,834,238)
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         46,740,888        99,715,061
Net asset value of units redeemed                                 (32,572,896)      (47,807,940)
Annuity benefit payments                                             (533,440)         (587,765)
Adjustments to annuity reserves                                       (40,041)          107,607
Transfers from other subaccounts                                   28,999,223        49,524,964
Transfers to other subaccounts                                    (48,514,708)      (77,376,487)
Transfers from fixed account                                          196,129           492,827
Transfers to fixed account                                         (3,338,424)       (2,832,983)
                                                               --------------    --------------
Net change in net assets from unit transactions                    (9,063,269)       21,235,284
                                                               --------------    --------------
Net change in net assets                                          (60,139,627)     (117,598,954)

NET ASSETS:
Beginning of period                                               511,908,404       629,507,358
                                                               --------------    --------------
End of period                                                    $451,768,777      $511,908,404
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
INCOME SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Income Portfolio 54,809,933 shares at
net asset value of $9.92 per share
(cost $535,950,195)                                              $543,693,071
Receivable from LB for units issued                                   510,323
Receivable from LB for annuity
reserve adjustment                                                     72,909
                                                               --------------
Total assets                                                      544,276,303
                                                               --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                           453,624
                                                               --------------
Total liabilities                                                     453,624
                                                               --------------
NET ASSETS                                                       $543,822,679
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 21,145,380                                  $536,577,133
Reserves for contracts in annuity payment
period (note 2)                                                     7,245,546
                                                               --------------
NET ASSETS                                                       $543,822,679
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $25.38
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                  $ 23,399,876
Mortality and expense risk charge                                  (4,091,028)
                                                               --------------
Net investment income                                              19,308,848
                                                               --------------
REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS:
Net realized gain on investments                                       26,869
Net change in unrealized appreciation or
depreciation of investments                                        10,526,313
                                                               --------------
Net gain on investments                                            10,553,182
                                                               --------------
Net increase in net assets resulting
from operations                                                  $ 29,862,030
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                            $ 19,308,848      $ 24,109,882
Net realized gain (loss) on investments                                26,869          (881,057)
Net change in unrealized appreciation or depreciation
of investments                                                     10,526,313        14,451,270
                                                               --------------    --------------
Net increase in net assets resulting from operations               29,862,030        37,680,095
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         60,630,988        63,980,805
Net asset value of units redeemed                                 (34,299,533)      (36,217,784)
Annuity benefit payments                                             (524,634)         (302,284)
Adjustments to annuity reserves                                       (20,367)           59,252
Transfers from other subaccounts                                   79,570,656        37,365,577
Transfers to other subaccounts                                    (43,791,428)      (55,167,174)
Transfers from fixed account                                          649,821           469,714
Transfers to fixed account                                         (3,922,528)       (2,971,832)
                                                               --------------    --------------
Net increase in net assets from unit transactions                  58,292,975         7,216,274
                                                               --------------    --------------
Net increase in net assets                                         88,155,005        44,896,369
NET ASSETS:
Beginning of period                                               455,667,674       410,771,305
                                                               --------------    --------------
End of period                                                    $543,822,679      $455,667,674
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
MONEY MARKET SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Money Market Portfolio 243,025,758 shares
at net asset value of $1.00 per share
(cost $243,025,758)                                              $243,025,758
Receivable from LB for annuity
reserve adjustment                                                     36,059
                                                               --------------
Total assets                                                      243,061,817
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                      404,310
Payable to LB for mortality and expense
risk charge                                                           192,345
                                                               --------------
Total liabilities                                                     596,655
                                                               --------------
NET ASSETS                                                       $242,465,162
                                                               ==============
NET ASSETS APPLICABLE TO ANNUITY
CONTRACT OWNERS:
Contracts in accumulation period, accumulation
units outstanding of 133,935,870                                 $241,222,177
Reserves for contracts in annuity payment
period (note 2)                                                     1,242,985
                                                               --------------
NET ASSETS                                                       $242,465,162
                                                               ==============
Unit value (accumulation net assets divided by
accumulation units outstanding)                                        $ 1.80
                                                                       ======

Statement of Operations
Nine Months Ended September 30, 2001
(unaudited)

INVESTMENT INCOME:
Dividend income                                                  $  6,284,156
Mortality and expense risk charge                                  (1,599,388)
                                                               --------------
Net investment income                                            $  4,684,768
                                                               ==============

Statement of Changes in Net Assets

                                                                  Nine Months
                                                                        Ended
                                                                     09/30/01        Year Ended
                                                                  (unaudited)          12/31/00
                                                               --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                            $  4,684,768      $  6,957,650
                                                               --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         86,315,943        98,437,487
Net asset value of units redeemed                                 (19,599,406)      (18,004,362)
Annuity benefit payments                                             (160,088)          (59,294)
Adjustments to annuity reserves                                         9,538            22,570
Transfers from other subaccounts                                  121,680,979        89,143,281
Transfers to other subaccounts                                   (100,729,218)     (166,128,110)
Transfers from fixed account                                        1,947,694         4,673,849
Transfers to fixed account                                         (5,290,895)       (9,703,345)
                                                               --------------    --------------
Net change in net assets from unit transactions                    84,174,547        (1,617,924)
                                                               --------------    --------------
Net increase in net assets                                         88,859,315         5,339,726

NET ASSETS:
Beginning of period                                               153,605,847       148,266,121
                                                               --------------    --------------
End of period                                                    $242,465,162      $153,605,847
                                                               ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE ANNUITY ACCOUNT I
Notes to Financial Statements
September 30, 2001
(unaudited)

(1) ORGANIZATION

The LB Variable Annuity Account I (the Variable Account), is registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Lutheran Brotherhood (LB). LB offers financial services to Lutherans and is a fraternal benefit society owned by and operated for its members. The Variable Account contains seven subaccounts -- Opportunity Growth, Mid Cap Growth, World Growth, Growth, High Yield, Income and Money Market -- each of which invests in a corresponding portfolio of the LB Series Fund, Inc. (the Fund). The Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company.

The Variable Account is used to fund only flexible premium deferred variable annuity contracts issued by LB. Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of LB. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by LB.

2) SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments in shares of the Fund are stated at the net asset value of the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the Variable Account on the ex-dividend date.

Federal Income Taxes

LB qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, no provision for income taxes has been charged against the Variable Account. LB reserves the right to charge for taxes in the future.

Annuity Reserves

Annuity reserves are computed for currently payable contracts according to the 1983 Table A mortality table and the 2000 IAM mortality table. The assumed interest is 3.5 percent. Changes to annuity reserves are based on actual mortality and risk experience. If the reserves required are less than the original estimated reserve amount held in the Variable Account, the excess is reimbursed to LB. If additional reserves are required, LB reimburses the Variable Account.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS

Proceeds received by the Variable Account for units issued represent gross contract premiums received by LB. No charge for sales distribution expense is deducted from premiums received.

A surrender charge is deducted by LB if a contract is surrendered in whole or in part during the first six years the contract is in force. The surrender charge is 6% during the first contract year, and decreases by 1% each subsequent contract year. For purposes of the surrender charge calculation, up to 10% of a contract's accumulated value may be excluded from the calculation each year. Surrender charges of $2,110,938 and $2,548,133 were deducted during the nine month period ended September 30, 2001 and the year ended December 31, 2000, respectively.

An annual administrative charge of $30 is deducted on each contract anniversary from the accumulated value of the contract to compensate LB for administrative expenses relating to the contract and the Variable Account. This charge is deducted by redeeming units of the subaccounts of the Variable Account. No such charge is deducted from contracts for which total premiums paid, less surrenders, equals or exceeds $5,000. No administrative charge is payable during the annuity period. Administrative charges of $451,065 and $399,546 were deducted during the nine month period ended September 30, 2001 and the year ended December 31, 2000, respectively.

A daily charge is deducted from the value of the net assets of the Variable Account to compensate LB for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 1.1% of the average daily net assets of the Variable Account. Mortality and expense risk charges of $30,790,459 and $44,323,843 were deducted during the nine month period ended September 30, 2001 and the year ended December 31, 2000, respectively.

A fixed account investment option is available for Contract Owners of the flexible premium deferred variable annuity. Assets of the fixed account are combined with the general assets of LB and invested by LB as allowed by applicable law. Accordingly, the fixed account assets are not included in the Variable Account financial statements. The asset value of net transfers from(to) the fixed account was ($20,086,693) and ($13,072,186) for the nine month period ended September 30, 2001 and the year ended December 31, 2000, respectively.

Lutheran Brotherhood has entered into an agreement with Aid Association for Lutherans (AAL) under which Lutheran Brotherhood will merge with and into AAL. The merger is subject to approval from government agencies and is expected to close on approximately January 1, 2002. Upon completion of the merger, the Variable Account will operate as a separate account of the merged organization.

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 1999      16,400,624     9,407,840    17,359,292    27,300,490    21,383,391    18,690,873    88,494,861
Units issued            5,953,840    11,749,504     8,437,919     7,360,398     5,487,037     4,636,537   114,340,246
Units redeemed         (3,363,875)   (2,900,545)   (3,495,414)   (4,756,783)   (4,884,009)   (4,452,823) (115,906,696)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at
December 31, 2000      18,990,589    18,256,799    22,301,797    29,904,105    21,986,419    18,874,587    86,928,411
Units issued            2,867,740     6,542,967     4,189,997     4,657,929     3,382,745     5,774,260   120,055,231
Units redeemed.        (2,818,663)   (3,596,494)   (3,531,977)   (4,528,116)   (3,857,533)   (3,503,467)  (73,047,772)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at
September 30, 2001     19,039,666    21,203,272    22,959,817    30,033,918    21,511,631    21,145,380   133,935,870
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the LB Series Fund, Inc. were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

For the year ended
December 31, 2000
Purchases             $39,322,547  $178,314,167   $86,410,688  $519,310,445  $106,727,852   $52,490,500   $55,468,874
Sales                   3,137,307       209,846     1,715,849    20,855,278    18,356,394    21,381,691    49,555,022
For the nine
months ended
September 30, 2001
Purchases              20,388,835    74,979,980    39,293,977   436,987,834    60,542,468    83,569,158   104,619,377
Sales                   7,293,659     5,513,734     7,851,616    50,349,707    24,479,618     5,957,942    14,929,080

COMMENTS ON FINANCIAL STATEMENTS OF AAL AND LB

The financial statements of AAL and LB included in this SAI should be considered as bearing only upon the ability of AAL to meet its obligations under the Contracts. The value of the interests of Contract Owners, Annuitants and Beneficiaries under the Contracts are affected primarily by the investment results of the Subaccounts of the Variable Account. The financial statements of AAL and LB should not be considered as bearing on the investment performance of the assets held in the Variable Account.

FINANCIAL STATEMENTS OF AAL AND LB

Set forth on the following pages are the audited financial statements of LB and AAL. The unaudited pro forma combined financial statements of AAL/LB for the period ending September 30, 2001 are also included.

PricewaterhouseCoopers

[GRAPHIC OMITTED: PRINTER STRIP IN LOGO]

PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors and Members of Lutheran Brotherhood:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Lutheran Brotherhood (the Society) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Society’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PriceWaterhouseCoopers LLP
PriceWaterhouseCoopers LLP

March 16, 2001

Lutheran Brotherhood
Consolidated Balance Sheet
December 31, 2000 and 1999
(Dollars in millions)

                        Assets                               2000      1999
                        ------                               ----      ----
Investments:
  Fixed income securities available for
    sale, at fair value                                    $ 7,374   $ 6,975
  Equity securities available for sale,
    at fair value                                              722       893
Mortgage loans                                               2,236     2,102
Real estate                                                     65        63
Loans to contractholders                                       748       721
Short-term investments                                         290       208
Amounts due from brokers                                         7       346
Other invested assets                                          216       122
                                                           -------   -------

    Total investments                                       11,658    11,430

Cash and cash equivalents                                      749     1,001
Deferred policy acquisition costs                            1,181     1,159
Investment income due and accrued                              137       133
Other assets                                                   156       167
Separate account assets                                      8,842     9,059
                                                           -------   -------

    Total assets                                           $22,723   $22,949
                                                           =======   =======

              Liabilities and Members' Equity

Liabilities:
  Contract reserves                                        $ 5,988   $ 5,551
  Contractholder funds                                       4,484     4,539
  Benefits in the process of payment                            63        60
  Dividends payable                                            117       111
  Amounts due to brokers                                       413     1,012
  Other liabilities                                            364       313
  Separate account liabilities                               8,842     9,059
                                                           -------   -------

    Total liabilities                                       20,271    20,645
                                                           -------   -------

Members' equity:
  Accumulated other comprehensive income                        36        16
  Retained earnings                                          2,416     2,288
                                                           -------   -------

    Total members' equity                                    2,452     2,304
                                                           -------   -------

    Total liabilities and members' equity                  $22,723   $22,949
                                                           =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Income
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                                  2000      1999      1998
                                                  ----      ----      ----
Revenues:
  Premiums                                       $  585    $  553    $  504
  Net investment income                             799       748       735
  Net realized investment gains                      16        87       126
  Contract charges                                  211       189       169
  Annuity considerations and other income           211       176       159
                                                 ------    ------    ------

    Total revenues                                1,822     1,753      1,693

Benefits and other deductions:
  Net additions to contract reserves                462       420        377
  Contractholder benefits                           643       612        597
  Dividends                                         230       217        198
  Commissions and operating expenses                223       213        176
  Amortization of deferred policy
    acquisition costs                                48        66        101
  Fraternal activities                               79        77         66
                                                 ------    ------     ------

    Total benefits and other deductions           1,685     1,605      1,515
                                                 ------    ------     ------

Income before income taxes                          137       148        178

Provision for income taxes                            9         1          5
                                                 ------    ------     ------

Net income                                       $  128    $  147     $  173
                                                 ======    ======     ======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Members' Equity
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                                                 Accumulated Other
                                                            Comprehensive Income (Loss)
                                                           ----------------------------
                                                                          Unrealized
                                                            Unrealized    Gains/Losses                   Total
                                            Comprehensive  Gains/Losses   Acquisition     Retained      Members'
                                                Income      Investments      Costs        Earnings       Equity
                                            -------------  ------------   ------------    --------      --------
Balance at December 31, 1997                                  $  373        $  (96)        $1,968        $2,245
Comprehensive income:
  Net income                                    $  173             -             -            173           173
  Other comprehensive income (loss)                 92           106           (14)             -            92
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $  265
                                                ======

Balance at December 31, 1998                                     479          (110)         2,141         2,510
Comprehensive income:
  Net income                                    $  147             -             -            147           147
  Other comprehensive income (loss)               (353)         (527)          174              -          (353)
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $ (206)
                                                ======

Balance at December 31, 1999                                     (48)           64          2,288         2,304
Comprehensive income:
  Net income                                    $  128             -             -            128           128
  Other comprehensive income (loss)                 20            96           (76)             -            20
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $  148
                                                ======

Balance at December 31, 2000                                  $   48        $  (12)        $2,416        $2,452
                                                              ======        ======         ======        ======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Cash Flows
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                             2000        1999        1998
                                             ----        ----        ----
Cash flows from operating activities:
  Net income                               $    128    $    147    $    173
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
   Depreciation and amortization                 10           3           3
   Deferred policy acquisition costs            (98)        (64)        (32)
   Equity in earnings of other
     invested assets                             (8)         (5)          8
   Net realized investment gains                (16)        (87)       (126)
  Change in operating assets and liabilities:
   Loans to contractholders                     (27)        (22)        (18)
   Other assets                                 (31)        (58)        (10)
   Contract reserves and contractholder funds   382         371         168
   Other liabilities                             63          73          29
                                           --------    --------    --------

    Total adjustments                           275         211          22
                                           --------    --------    --------

    Net cash provided by operating activities   403         358         195
                                           --------    --------    --------

Cash flows from investing activities:
  Proceeds from investments sold,
    matured or repaid:
   Fixed income securities available
     for sale                                 7,252       9,768      11,122
   Equity securities available for sale         430         564       1,125
   Mortgage loans                               184         228         520
   Short-term investments                       523         799         466
   Other invested assets                        376         133          28
  Costs of investments acquired
   Fixed income securities available
     for sale                                (8,076)     (9,869)    (10,981)
   Equity securities available for sale        (320)       (514)     (1,144)
   Mortgage loans                              (317)       (358)       (221)
   Short-term investments                      (598)       (599)       (660)
   Other invested assets                       (109)        (64)       (448)
                                            --------    --------    --------

    Net cash (used in) provided by
      investing activities                     (655)         88        (193)
                                            --------    --------    --------

Net (decrease) increase in cash and
  cash equivalents                             (252)        446           2

Cash and cash equivalents, beginning
  of year                                     1,001         555         553
                                           --------    --------    --------

Cash and cash equivalents, end of year     $    749    $  1,001    $    555
                                           ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Notes to Consolidated Financial Statements
(Dollars in millions)

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Nature of Operations and Principles of Consolidation
     The accompanying consolidated financial statements include the accounts of Lutheran Brotherhood (the Society), a fraternal benefit organization offering life insurance and related financial service products as well as fraternal benefits for Lutherans throughout the United States.  Also included in the accounts of the Society are its wholly owned subsidiary, Lutheran Brotherhood Financial Corporation (LBFC), which is the parent company of Lutheran Brotherhood Variable Insurance Products
     Company (LBVIP), a stock life insurance company; an investment adviser;
     a broker-dealer; a property and casualty insurance agency; a federal savings bank holding company; and a federal savings bank.  All significant intercompany balances and transactions have been eliminated in consolidation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
     Actual results could differ from those estimates.

     Financial Statement Presentation
     Certain prior year amounts in the financial statements and notes to the financial statements have been reclassified to conform to the 2000 financial statement presentation.

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, money market instruments and other debt issues with an original maturity of 90 days or less.

     Investments
     See disclosures regarding the determination of fair value of financial instruments at Note 10.

     Carrying value of investments is determined as follows:

       Fixed income securities               Fair value
       Equity securities                     Fair value
       Mortgage loans on real estate         Amortized cost less impairment
                                               allowance
       Investment real estate                Cost less accumulated
                                               depreciation and impairment
                                               allowance
       Real estate joint ventures            Equity accounting method
       Real estate acquired through          Lower of cost or fair value
         foreclosure                           less estimated cost to sell
       Loans to contractholders              Unpaid principal balance
       Short-term investments                Amortized cost
       Other invested assets                 Equity accounting method

     Fixed income securities which may be sold prior to maturity and equity securities (common stock and nonredeemable preferred stock) are classified as available for sale.

     Realized investment gains and losses on sales of securities are determined on a first-in, first-out method for fixed income securities and the average cost method for equity securities and are reported in the Consolidated Statement of Income.  Unrealized investment gains and losses on fixed income and equity securities classified as available for sale, net of the impact of unrealized investment gains and losses on deferred acquisition costs, are reported as other comprehensive income.

     Mortgage loans are considered impaired when it is probable that the
     Society will be unable to collect all amounts according to the contractual terms of the loan agreement.  Real estate is considered impaired when the carrying value exceeds the fair value.  In cases where impairment is present, valuation allowances are established and netted against the asset categories to which they apply and changes in the valuation allowances are included in realized investment gains or losses.

     Deferred Policy Acquisition Costs
     Those costs of acquiring new business, which vary with and are primarily related to the production of new business, are deferred.
     Such costs include commissions, certain costs of contract issuance and underwriting, and certain variable agency expenses.  Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and loss recognition testing at the end of each accounting period.  Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if those gains or losses had been realized, with corresponding credits or charges included in equity.

     For participating-type long duration contracts, deferred acquisition costs are amortized over the expected average life of the contracts in proportion to estimated gross margins.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains
     (losses) in the period estimated gross margins are revised.

     For universal life-type and investment-type contracts, deferred acquisition costs are amortized over the average expected life of the contracts in proportion to estimated gross profits from mortality, investment, and expense margins and surrender charges.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross profits are revised.

     For health insurance and certain term life insurance contracts, deferred acquisition costs are amortized over the average expected premium paying period, in proportion to expected premium revenues at the time of issue.

     Separate Accounts
     Separate account assets include segregated funds invested by the
     Society for the benefit of variable life insurance and variable annuity contract owners.  The assets (principally investments) and liabilities
     (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Society.  Assets are valued at fair value.  The investment income, gains and losses of these accounts generally accrue to the contractholders, and, therefore, are not included in the Society's consolidated net income.

     Derivative Financial Instruments
     The Society's current utilization of derivative financial instruments is not significant.  Most of the Society's derivative transactions are used to reduce or modify interest rate risk and to replicate assets in certain markets.  These strategies use future contracts, option contracts, interest rate swaps and structured securities.  The Society does not use derivative instruments for speculative purposes.  Changes in the market value of these contracts are deferred and realized upon disposal of the hedged assets.  The effect of derivative transactions is not significant to the Society's results from operations or financial position.

     Effective January 1, 2001, the Society adopted the provisions of
     Statement of Financial Accounting Standards No. 133, "Accounting for
     Derivative Instruments and Hedging Activities" (SFAS No. 133), as
     amended.  Given the Society's limited use of derivative instruments, the adoption of SFAS No. 133 did not have a significant impact on the financial position or results of operations of the Society.

     Other Assets
     Other assets include property and equipment reported at depreciated cost.  The Society provides for depreciation of property and equipment using the straight-line method over the useful lives of the assets which are three to ten years for equipment and forty years for property.

     Contract Reserves and Contractholder Funds
     Liabilities for future contract benefits on participating-type long duration contracts are the net level premium reserve for death benefits.  Liabilities are calculated using dividend fund interest rates and mortality rates guaranteed in calculating cash surrender values.

     Liabilities for future contract benefits on universal life-type and investment-type contracts are based on the contract account balance.

     Liabilities for future contract benefits on health insurance and certain term life insurance contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, morbidity and withdrawals.  The assumptions, made at the time of issue, are based on best estimates of expected experience and include provision for possible adverse deviation.

     Liabilities for future contract benefits on limited-payment contracts are determined using appropriate assumptions for investment yields, mortality, morbidity and expenses, including a provision for the risk of adverse deviation.

     Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience.  Actual future experience could differ from these estimates.

     Premium Revenue and Benefits to Contractholders
     Recognition of Certain Participating-Type Contract Revenue and Benefits
     to Contractholders

     Participating-type contracts are long-duration contracts with expected dividends to contractholders based on actual experience, paid in proportion to the contractholder's contribution to surplus.  Premiums are recognized as revenues when due.  Death and surrender benefits are reported as expenses when incurred.  Dividends to contractholders based on estimates of amounts to be paid for the period are reported separately as expenses.

     Recognition of Universal Life-Type Contract Revenue and Benefits to
       Contractholders

     Universal life-type contracts are insurance contracts with terms that are not fixed and guaranteed.  The terms that may be changed could include one or more of the amounts assessed the contractholder, premiums paid by the contractholder or interest accrued to contractholder balances.  Amounts received as payments for such contracts are not reported as premium revenues.

     Revenues for universal life-type contracts consist of investment income, charges assessed against contract account values for deferred contract loading, the cost of insurance and contract administration.
     Contract benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related contract account balances.

     Recognition of Investment Contract Revenue and Benefits to
       Contractholders

     Contracts that do not subject the Society to risks arising from contractholder mortality or morbidity are referred to as investment contracts.  Certain deferred annuities, immediate annuities and supplementary contracts are considered investment contracts.  Amounts received as payments for such contracts are not reported as premium revenues.

     Revenues for investment contracts consist of investment income and contract administration charges.  Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

     Recognition of Limited-Payment Contract Revenue and Benefits to
       Contractholders

     Limited-payment contracts subject the Society to contractholder mortality and morbidity risks over a period that extends beyond the premium paying period.  Certain annuities and supplementary contracts with life contingencies are considered limited-payment contracts.
     Considerations are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

     Recognition of Term Life and Health Revenue and Benefits to
       Contractholders

     Products with fixed and guaranteed premiums and benefits consist principally of health insurance contracts and certain term life contracts.  Premiums are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

     Dividends
     The dividend scale, approved annually by the Board of Directors, seeks to achieve equity among contractholders.  Dividends charged to operations represent an estimation of those incurred during the current year.

     Income Taxes
     Lutheran Brotherhood qualifies as a tax-exempt organization under the
     Internal Revenue Code.  Accordingly, no provision for income taxes has been made.  Lutheran Brotherhood's subsidiary, Lutheran Brotherhood
     Financial Corporation (LBFC) is a taxable entity.  LBFC and its subsidiaries file a consolidated federal income tax return.  Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.  Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     The provision for income taxes reflected on the Consolidated Statement of Income consisted of federal and state income tax expense of $9, $1 and $5 for the years ended December 31, 2000, 1999 and 1998, respectively.  At December 31, 2000 and 1999, LBFC had recorded a net deferred federal income tax liability of $41 and $29, respectively.
     The deferred tax liability is mainly due to the net effect of the temporary differences of reserves held for future benefits and deferred acquisitions costs as computed for financial statement and tax return purposes.

3.   INVESTMENTS

     Fixed Income Securities
     Investments in fixed income securities at December 31, 2000 and 1999 follow:

                                              Available for Sale (Carried at Fair Value)
                                                          December 31, 2000
                                             --------------------------------------------
                                             Amortized   Unrealized  Unrealized    Fair
                                               Cost        Gains       Losses      Value
                                             ---------   ----------  ----------    -----
Fixed income securities:
  U.S. government                              $  771      $   36      $    1      $  806
  Mortgage-backed securities                    2,224          26          14       2,236
  Non-investment grade bonds                      725           5         106         624
  All other corporate bonds                     3,710          90          92       3,708
                                               ------      ------      ------      ------

    Total available for sale                   $7,430      $  157      $  213      $7,374
                                               ======      ======      ======      ======

                                              Available for Sale (Carried at Fair Value)
                                                          December 31, 1999
                                             --------------------------------------------
                                             Amortized   Unrealized  Unrealized    Fair
                                               Cost        Gains       Losses      Value
                                             ---------   ----------  ----------    -----
Fixed income securities:
  U.S. government                              $  798      $    1      $   48      $  751
  Mortgage-backed securities                    2,177           2          83       2,096
  Non-investment grade bonds                      653           7          44         616
  All other corporate bonds                     3,612          60         160       3,512
                                               ------      ------      ------      ------

    Total available for sale                   $7,240      $   70      $  335      $6,975
                                               ======      ======      ======      ======

     Contractual Maturity of Fixed Income Securities
     The amortized cost and fair value of fixed income securities available for sale as of December 31, 2000 are shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                   Amortized     Fair
     Year to Maturity                                Cost        Value
     ----------------                              ---------     -----
     One year or less                               $  123       $  123
     After one year through five years               1,349        1,354
     After five years through ten years              1,940        1,887
     After ten years                                 1,794        1,774
     Mortgage-backed securities                      2,224        2,236
                                                    ------       ------

        Total available for sale                    $7,430       $7,374
                                                    ======       ======

     Equity Securities
     Investments in equity securities and preferred stock at December 31,
     2000 and 1999 are as follows:

                                                      2000         1999
                                                      ----         ----
     Cost                                             $618         $677
     Gross unrealized gains                            171          257
     Gross unrealized losses                            67           41
                                                      ----         ----

     Carrying value                                   $722         $893
                                                      ====         ====

     Mortgage Loans and Real Estate
     The Society's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, borrower and loan size.

     At December 31, the carrying values of mortgage loans and real estate investments were as follows:

                                                     2000         1999
                                                     ----         ----
     Mortgage loans:
       Residential and commercial                   $1,865       $1,746
       Loans to Lutheran Churches                      371          356
                                                    ------       ------

         Total mortgage loans                       $2,236       $2,102
                                                    ======       ======

     Real estate:
       To be disposed of                            $    1       $    -
       To be held and used                              64           63
                                                    ------       ------

         Total real estate                          $   65       $   63
                                                    ======       ======

4.   Investment Income and Realized Gains and Losses

     For the year ended December 31, investment income summarized by type of investment was as follows:

                                                 2000    1999    1998
                                                 ----    ----    ----
     Fixed income securities                     $483    $466    $459
     Equity securities                             23      20      18
     Mortgage loans                               173     167     177
     Real estate                                   20      17      14
     Loans to contractholders                      48      47      45
     Short-term investments                        75      54      52
     Other invested assets                         21      18       4
                                                 ----    ----    ----

       Gross investment income                    843     789     769

     Investment expenses                          (44)    (41)    (34)
                                                 ----    ----    ----

     Net investment income                       $799    $748    $735
                                                 ====    ====    ====

     For the year ended December 31, gross realized investment gains and losses on sales of all types of investments are as follows:

                                                 2000    1999    1998
                                                 ----    ----    ----
     Fixed income securities:
       Realized gains                            $ 60    $ 87    $ 99
       Realized losses                            (98)    (99)    (31)

     Equity securities:
       Realized gains                              87     115      86
       Realized losses                            (38)    (22)    (39)

     Other investments:
       Realized gains                               6       6      13
       Realized losses                             (1)      -      (2)
                                                 ----    ----    ----

     Total net realized investment gains         $ 16    $ 87    $126
                                                 ====    ====    ====

5.   Deferred Policy Acquisition Costs

     The balances of and changes in deferred policy acquisition costs as and for the years ended December 31 are as follows:

                                                  2000    1999    1998
                                                  ----    ----    ----
     Balance, beginning of year                  $1,159  $  921  $  903
     Capitalization of acquisition costs            146     130     133
     Amortization                                   (48)    (66)   (101)
     Change in unrealized investment gains          (76)    174     (14)
                                                 ------  ------  ------

     Balance, end of year                        $1,181  $1,159  $  921
                                                 ======  ======  ======

6.   Separate Account Business

     Separate account assets include segregated funds invested by the
     Society for the benefit of variable life insurance and variable annuity contract owners.  A portion of the contract owner's premium payments are invested by the Society into the LB Variable Insurance Account I, the LB Variable Annuity Account I, the LBVIP Variable Insurance
     Account, the LBVIP Variable Insurance Account II, or the LBVIP Variable
     Annuity Account I (the Variable Accounts).  The Society records these payments as assets in the separate accounts.  Separate account liabilities represent reserves held related to the separate account business.

     The Variable Accounts are unit investment trusts registered under the
     Investment Company Act of 1940.  Each Variable Account has seven subaccounts, each of which invests only in a corresponding portfolio of the LB Series Fund, Inc. (the Fund).  The Fund is a diversified, open-
     end management investment company.  The shares of the Fund are carried in the Variable Accounts' financial statements at the net asset value of the Fund.  The Society serves as the investment adviser of the Fund and is compensated through a daily investment advisory fee based on the average daily net assets of each portfolio.  For the year ended
     December 31, 2000, 1999 and 1998, advisory fee income of $37, $29 and
     $24, respectively, is included in the Consolidated Statement of Income.

     A fixed account is also included as an investment option for variable annuity contract owners.  Net premiums allocated to the fixed account are invested in the assets of the Society.

     The assets and liabilities of the Variable Accounts are clearly identified and distinguished from the other assets and liabilities of the Society.  The assets of the Variable Accounts will not be applied to the liabilities arising out of any other business conducted by the
     Society.

     The Society assumes the mortality and expense risk associated with these contracts for which it is compensated by the separate accounts.
     The charges to the separate accounts, shown below for the year ended
     December 31, are based on the average daily net assets at specified annual rates:

                                                 2000     1999     1998
                                          Rate  Charges  Charges  Charges
                                          ----  -------  -------  -------
     LB Variable Insurance Account I       0.6%   $  1    $  1    $  1
     LB Variable Annuity Account I         1.1%     44      34      24
     LBVIP Variable Insurance Account      0.6%      2       1       1
     LBVIP Variable Insurance Account II   2.3%      -       -       -
     LBVIP Variable Annuity Account I      1.1%     53      46      40
                                                  ----    ----    ----

                                                  $100    $ 82    $ 66

     Income from these charges is included in the Consolidated Statement of
     Income.

     In addition, the Society deducts certain amounts from the cash value of the accounts invested in the separate accounts for surrender charges, annual administrative charges and cost of insurance charges.  For the year ended December 31, amounts are as follows:

                                                  2000    1999    1998
                                                  ----    ----    ----
     LB Variable Insurance Account I              $ 12    $ 10    $  8
     LB Variable Annuity Account I                   3       3       2
     LBVIP Variable Insurance Account               11      11      10
     LBVIP Variable Insurance Account II             -       -       -
     LBVIP Variable Annuity Account I                1       1       2
                                                  ----    ----    ----

                                                  $ 27    $ 25    $ 22

7.   Employee Benefit Plans

     Pension Plans
     Defined Benefit

     Lutheran Brotherhood has noncontributory defined benefit plans which cover substantially all employees.  The Society's policy is to fund all defined benefit pension costs using the aggregate level value method.
     In comparison to other acceptable methods, the annual contributions under the aggregate level method are generally higher in the earlier years and decrease over time.

     Components of net pension cost for the year ended December 31 were as follows:

                                                        2000   1999   1998
                                                        ----   ----   ----
     Service cost - benefits earned during the year      $ 5    $ 5    $ 4
     Interest cost on projected benefit obligations        9      8      8
     Expected return on assets                            (8)    (8)    (8)
                                                         ---    ---    ---

     Net pension cost                                    $ 6    $ 5    $ 4

     The following rates were used in computing the pension cost for each of the three years in the period ended December 31:

                                                     2000     1999     1998
                                                     ----     ----     ----
     Discount rates used to determine expense        7.00%    7.00%    8.00%
     Assumed rates of compensation increases         5.00%    5.00%    6.00%
     Expected long-term rates of return              7.00%    7.00%    8.00%

     The following tables summarize the reconciliation of funded status as of December 31 of the pension plan, including the change in benefit obligation and the change in plan assets:

                                                               2000    1999
                                                               ----    ----
     Change in benefit obligation
     ----------------------------
     Projected benefit obligation at beginning of year         $124    $114

     Service cost                                                 5       5
     Interest cost                                                9       8
     Actuarial loss (gain)                                        7       1
     Benefits paid                                               (5)     (4)
                                                               ----    ----

     Projected benefit obligation at end of year               $140    $124
                                                               ====    ====

     Change in plan assets
     ---------------------
     Fair value of plan assets at beginning of year            $124    $110

     Actual return on plan assets                                15      13
     Employer contribution                                        5       5
     Benefits paid                                               (5)     (4)
                                                               ----    ----

     Fair value of plan assets at end of year                  $139    $124
                                                               ====    ====

     Funded status
     -------------
     Funded status                                             $ (1)   $  -
     Unrecognized actuarial gain                                 (4)     (4)
     Unrecognized transition amount                               1       1
                                                               ----    ----

     Accrued benefit cost                                      $ (4)   $ (3)
                                                               ====    ====

     Plan assets are held on deposit with the Society and invested primarily in corporate bonds and mortgage loans.  Plan contributions are accumulated in a deposit administration fund, which is a part of the general assets of the Society.  The accrued retirement liability at
     December 31, 2000 of $143 is included in contract reserves and other liabilities.

     The following rates were used in computation of the funded status for the plan at December 31:

                                                              2000     1999
                                                              ----     ----
     Discount rates used for obligations                      7.00%    7.00%
     Assumed rates of compensation increases                  5.00%    5.00%

     Defined Contribution

     The Society has noncontributory defined contribution retirement plans which cover substantially all employees and field representatives and a noncontributory non-qualified deferred compensation plan which covers substantially all of its general agents.  As of January 1, 2000, approximately $133 of the defined contribution retirement plans' assets were held by the Society and the remaining $139 were held in a separate trust.  The accrued retirement liability at December 31, 2000 of $149 is included in contract reserves.  Expenses related to the retirement plan for the years ended December 31, 2000, 1999 and 1998 were $11, $12 and $11, respectively.  Accumulated vested deferred compensation benefits at December 31, 2000 and 1999 total $66 and $61, respectively, and are included in other liabilities.

     The Society has established contributory 401(k) defined contribution plans which cover substantially all employees and field
     representatives.  Participants are immediately vested in their contributions plus investment earnings thereon.

     Postretirement Benefits Other Than Pensions
     The Society has a postretirement medical benefit plan which provides for a minor subsidy of certain medical benefits for eligible early retirees until age 65.  The Society's obligation for post-retirement medical benefits under the plan is not significant.

8.   Reinsurance

     In the normal course of business, the Society seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding business to other insurance enterprises or reinsurers under reinsurance contracts.  As of December 31, 2000, total life insurance inforce approximated $51 billion, of which approximately
     $1 billion had been ceded to various reinsurers.  The Society retains a maximum of $2 of coverage per individual life.  Premiums ceded to other companies of $7 are reported as a reduction in premium income and benefits were reduced by $4 for reinsurance recoverable for the year ended December 31, 2000.

     Reinsurance contracts do not relieve the Society from its obligations to contractholders.  Failure of reinsurers to honor their obligations could result in losses to the Society; consequently, allowances are established for amounts deemed uncollectible.  The amount of the allowance for uncollectible reinsurance receivables was immaterial at
     December 31, 2000.

9.   Commitments and Contingencies

     Financial Commitments
     The Society has commitments to extend credit for mortgage loans and other lines of credit of $104 and $90 at December 31, 2000 and 1999, respectively.  Commitments to purchase other invested assets were $117 and $58 at December 31, 2000 and 1999, respectively.

10.  Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used in estimating fair value disclosures for financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

     Fixed Income Securities:  Fair values for fixed income securities are based on quoted market prices, where available.  For fixed income securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

     Equity Securities:  Fair values for equity securities are based on quoted market prices, where available.  For equity securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

     Mortgage Loans:  The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings.

     Loans to Contractholders:  The carrying amount reported in the balance sheet approximates fair value since loans on insurance contracts reduce the amount payable at death or at surrender of the contract.

     Cash and Cash Equivalents, Short-Term Investments:  The carrying amounts for these assets approximate the assets' fair values.

     Separate Account Assets and Liabilities:  The carrying amounts reported for separate account assets and liabilities approximate their respective fair values.

     Other Financial Instruments Recorded as Assets:  The carrying amounts for these financial instruments (primarily loans receivable and other investments), approximate those assets' fair values.

     Investment Contract Liabilities:  The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date as those investment contracts have no defined maturity and are similar to a deposit liability.  The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

     For supplementary contracts and immediate annuities without life contingencies, the carrying amounts approximate those liabilities' fair value.

     The carrying amounts reported for other investment contracts, which include participating pension contracts and retirement plan deposits, approximate those liabilities' fair value.

     Other Deposit Liabilities:  The carrying amounts for dividend accumulations and premium deposit funds approximate the liabilities'
     fair value.

     Other Financial Instruments Recorded as Liabilities:  The carrying amounts for these financial instruments (primarily deposits and advances payable) approximate those liabilities' fair values.

     The carrying amounts and estimated fair values of the Society's financial instruments at December 31 are as follows:

                                                                  2000                 1999
                                                           -----------------    ------------------
                                                           Carrying   Fair      Carrying    Fair
                                                            Amount    Value      Amount     Value
                                                           --------   -----     --------    -----
Financial instruments recorded as assets
  Fixed income securities                                   $7,374    $7,374     $6,975     $6,975
  Equity securities                                            722       722        893        893
  Mortgage loans:
    Residential and commercial                               1,865     2,007      1,746      1,763
    Loans to Lutheran churches                                 371       376        356        339
  Loans to contractholders                                     748       748        721        721
  Cash and cash equivalents                                    749       749      1,001      1,001
  Short-term investments                                       290       290        208        208
  Separate account assets                                    8,842     8,842      9,059      9,059
  Other financial instruments recorded as assets                85        85         46         46

Financial instruments recorded as liabilities
  Investment contracts:
    Deferred annuities                                       2,465     2,427      2,624      2,578
    Supplementary contracts and immediate annuities            433       433        387        387
  Other deposit liabilities:
    Dividend accumulations                                      35        35         34         34
    Premium deposit funds                                        1         1          2          2
  Separate account liabilities                               8,842     8,842      9,059      9,059
  Other financial instruments recorded as liabilities           79        79         38         38

11.  Statutory Financial Information

     Accounting practices used to prepare statutory financial statements for regulatory filing of fraternal life insurance companies differ from accounting principles generally accepted in the United States of
     America (GAAP).  The following reconciles the Society's statutory net change in surplus and statutory surplus determined in accordance with accounting practices prescribed or permitted by the Department of
     Commerce of the State of Minnesota with net income and members' equity on a GAAP basis.

                                                            Year Ended
                                                           December 31,
                                                        -----------------
                                                         2000        1999
                                                         ----        ----
     Net change in statutory surplus                    $  (59)     $  136
     Change in asset valuation reserves                    (45)         34
                                                        ------      ------

       Net change in statutory surplus and
         asset valuation reserves                         (104)        170

     Adjustments:
       Future contract benefits and
         contractholders' account balances                  56          (3)
       Deferred acquisition costs                           98          64
       Investment gains (losses)                            33        (111)
       Other, net                                           45          27
                                                        ------      ------

     Consolidated net income                            $  128      $  147
                                                        ======      ======

                                                            Year Ended
                                                           December 31,
                                                         ----------------
                                                         2000        1999
                                                         ----        ----
     Statutory surplus                                  $1,218      $1,277
     Asset valuation reserves                              248         293
                                                        ------      ------

       Statutory surplus and asset valuation reserves    1,466       1,570

     Adjustments:
       Future contract benefits and
         contractholders' account balances                (388)       (467)
       Deferred acquisition costs                        1,181       1,159
       Interest maintenance reserves                        78         143
       Valuation of investments                            (43)       (263)
       Dividend liability                                  117         111
       Other, net                                           41          51
                                                        ------      ------

     Consolidated members' equity                       $2,452      $2,304
                                                        ======      ======

     The Society files statutory-basis financial statements with state insurance departments in all states in which the Society is licensed.
     On January 1, 2001, significant changes to the statutory basis of accounting became effective.  The cumulative effect of these changes will be recorded as a direct adjustment to statutory surplus in the first quarter of 2001.  The effect of adoption is expected to be minor and the Society expects that statutory surplus after adoption will continue to be in excess of the regulatory risk-based capital requirements.

12.  Supplementary Financial Data

     Following is a condensed synopsis of statutory financial information of the Society (excluding affiliated subsidiaries) at December 31, 2000 and 1999.  This information is included to satisfy certain state reporting requirements for fraternals.

                                                            December 31,
                                                          ----------------
                                                          2000        1999
                                                          ----        ----
     Invested and other admitted assets                 $12,260     $12,627
     Assets held in separate accounts                     4,165       3,932
                                                        -------     -------

       Total assets                                     $16,425     $16,559
                                                        =======     =======

     Contract reserves                                  $ 9,903     $ 9,529
     Liabilities related to separate accounts             4,031       3,790
     Other liabilities and asset reserves                 1,273       1,963
                                                        -------     -------

       Total liabilities and asset reserves              15,207      15,282
                                                        -------     -------

     Unassigned surplus                                   1,218       1,277
                                                        -------     -------

       Total liabilities, asset reserves and surplus    $16,425     $16,559
                                                        =======     =======

     Savings from operations before net realized
       capital gains                                         32          96
     Net realized capital gains                              44          80
                                                        -------     -------

       Net savings from operations                           76         176

     Total other changes                                   (135)        (40)
                                                        -------     -------

     Net change in unassigned surplus                   $   (59)    $   136
                                                        =======     =======

13.  Legal Matters

     The Society is involved in various pending or threatened legal proceedings arising out of the normal course of business.  Also, the
     Society has been named in civil litigation proceedings alleging inappropriate life insurance sales practices by the Society, which appear to be similar to claims asserted in class actions brought against many other life insurers.  These matters are sometimes referred to as market conduct lawsuits.  The Society believes it has substantial defenses to these actions and intends to assert them in the courts where the actions were filed.  While the ultimate resolution of such litigation cannot be predicted with certainty at this time, in the opinion of management such matters will not have a material adverse effect on the financial position or results of operations of the
     Society.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Aid Association for Lutherans

We have audited the accompanying consolidated balance sheets of Aid Association for Lutherans (AAL) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in certificateholders’ surplus and cash flows for the years then ended. These financial statements are the responsibility of AAL’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAL at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Milwaukee, Wisconsin
January 24, 2001

Aid Association for Lutherans
Consolidated Balance Sheets

                                                                        December 31
                                                                 2000                1999
                                                            -----------------  ------------------
                                                                       (In Millions)

Assets
  Investments:
      Securities available for sale, at fair value
          Fixed maturities                                          $ 11,281            $  9,952
          Equity securities                                              825                 849
      Fixed maturities held to maturity, at amortized cost             2,810               3,261
      Mortgage loans                                                   3,092               3,151
      Real estate                                                         45                  62
      Certificate loans                                                  501                 494
      Other invested assets                                               67                  10
                                                            -----------------  ------------------
      Total investments                                               18,621              17,779

  Cash and cash equivalents                                              200                 243
  Premiums and fees receivable                                            47                  22
  Accrued investment income                                              222                 212
  Deferred acquisition costs                                             764                 807
  Property and equipment                                                  88                  89
  Assets held in separate accounts                                     2,164               2,002
  Other assets
                                                                           6                   4
                                                            -----------------  ------------------
Total Assets                                                        $ 22,112            $ 21,158
                                                            =================  ==================

Liabilities and Certificateholders' Surplus
  Certificate liabilities and accruals:
      Future certificate benefits                                   $  3,155            $  2,970
      Unpaid claims and claim expenses                                   119                  84
                                                            -----------------  ------------------
      Total certificate liabilities and accruals                       3,274               3,054

  Certificateholder funds                                             13,874              13,582
  Liabilities related to separate accounts                             2,164               2,002
  Other liabilities                                                      176                 166
                                                            -----------------  ------------------
Total Liabilities                                                     19,488              18,804

Certificateholders' Surplus
  Accumulated surplus                                                  2,591               2,363
  Accumulated other comprehensive income (deficit)                        33
                                                                                             (9)
                                                            -----------------  ------------------
Total Certificateholders' Surplus                                      2,624               2,354
                                                            -----------------  ------------------
Total Liabilities and Certificateholders' Surplus                   $ 22,112            $ 21,158
                                                            =================  ==================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Income

                                                                 Years Ended December 31
                                                                2000                1999
                                                          ------------------  ------------------
                                                                      (In Millions)

Revenue
      Insurance premiums                                            $   470             $   419
      Insurance charges                                                 318                 307
      Net investment income                                           1,330               1,266
      Net realized investment gains                                      94                 103
      Other revenue                                                     110                  96
                                                          ------------------  ------------------
Total revenue                                                         2,322               2,191

Benefits and expenses
      Certificate claims and other benefits                             431                 383
      Increase in certificate reserves                                  197                 184
      Interest credited                                                 840                 809
      Surplus refunds                                                   120                 115
                                                          ------------------  ------------------
      Total benefits                                                  1,588               1,491

      Underwriting, acquisition and insurance expenses                  378                 355
      Fraternal benefits and expenses                                   128                 119
                                                          ------------------  ------------------
      Total expenses                                                    506                 474
                                                          ------------------  ------------------
Total benefits and expenses                                           2,094               1,965
                                                          ------------------  ------------------
Net income                                                          $   228             $   226
                                                          ==================  ==================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Changes in Certificateholders' Surplus

                                                                        Accumulated
                                                                           other                 Total
                                                   Accumulated          comprehensive     certificateholders'
                                                     surplus           income (deficit)         surplus
                                                -------------------  ------------------------------------------

                                                                        (In Millions)

Balance at January 1, 1999                               $   2,137             $    411              $   2,548

Comprehensive loss
  Net income                                                   226                    -                    226
  Change in unrealized gains/losses
    on securities available for sale  *                          -                (420)                  (420)
                                                                                          ---------------------
Total comprehensive loss                                                                                 (194)
                                                -------------------  -------------------  ---------------------

Balance at December 31, 1999                                 2,363                                       2,354
                                                                                    (9)

Comprehensive income
  Net income                                                   228                    -                    228
  Change in unrealized gains/losses
    on securities available for sale  *                          -
                                                                                     42                     42
                                                                                          ---------------------
Total comprehensive income                                                                                 270
                                                -------------------  -------------------  ---------------------
Balance at December 31, 2000                             $   2,591              $    33              $   2,624
                                                ===================  ===================  =====================

* Net change in  unrealized  gains/losses  on  securities  available for sale is reported net of reclassification adjustment calculated as follows:

                                                               2000                  1999
                                                        -------------------  ---------------------
Unrealized gains/losses on securities
  available for sale                                              $    214             $    (237)
    Less:  reclassification adjustment for realized
      gains included in net income                                     172                    183
                                                        -------------------  ---------------------
Change in unrealized gains/losses on
  securities available for sale                                    $    42             $    (420)
                                                        ===================  =====================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Cash Flows

                                                                     Years Ended December 31
                                                                    2000                1999
                                                              ------------------  ------------------
                                                                          (In Millions)

Operating Activities:
      Net Income                                                        $   228             $   226
      Adjustments to reconcile net income to net cash
        provided by operating activities:
          Increase in certificate liabilities and accruals                  220                 156
          Increase in certificateholder funds                               506                 488
          Increase in deferred acquisition costs                           (17)                (24)
          Realized gains on investments                                    (94)               (103)
          Provisions for amortization and depreciation                       18                  19
          Changes in other assets and liabilities
                                                                            (1)                   9
                                                              ------------------  ------------------
      Net cash provided by operating activities                             860                 771

Investing Activities:
      Securities available for sale:
          Purchases - fixed maturities                                  (3,518)             (3,839)
          Sales - fixed maturities                                        1,625               1,449
          Maturities and calls- fixed maturities                            790                 972
          Purchases - equities                                            (768)               (580)
          Sales - equities                                                  732                 636
      Securities held to maturity:
          Purchases                                                       (156)                (82)
          Maturities and calls                                              616                 730
      Mortgage loans funded                                               (184)               (249)
      Mortgage loans repaid                                                 266                 266
      Certificate loans, net
                                                                            (7)                   6
      Other                                                                (85)                (51)
                                                              ------------------  ------------------
      Net cash used in investing activities                               (689)               (742)

Financing Activities:
      Universal life and investment contract receipts                     1,045               1,028
      Universal life and investment contract withdrawals                (1,259)             (1,046)
                                                              ------------------  ------------------
      Net cash used in financing activities                               (214)                (18)
                                                              ------------------  ------------------
Net increase (decrease) in cash and cash equivalents                       (43)                  11
Cash and cash equivalents, beginning of year                                243                 232
                                                              ------------------  ------------------
Cash and cash equivalents, end of year                                  $   200             $   243
                                                              ==================  ==================

See accompanying notes.

Aid Association for Lutherans

Notes to Consolidated Financial Statements

December 31, 2000

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Aid Association for Lutherans (AAL) is the nation’s largest fraternal benefit society in terms of assets and individual life insurance in force. It provides its 1.8 million members with life insurance and retirement products (both fixed and variable), disability income and long-term care insurance nationwide as well as Medicare supplement insurance in most states. AAL members are served by approximately 1,800 district representatives across the country and are offered ancillary services through various AAL subsidiaries and affiliates. Mutual funds are offered to members by AAL Capital Management Corporation (CMC), and personal asset management, administrative and other trust services are offered to the general public by AAL Trust Company, FSB (AALTC). CMC and AALTC are wholly-owned by AAL Holdings Inc., AAL’s wholly-owned subsidiary. Credit union services are available to members from the AAL Member Credit Union, an affiliate of AAL.

Basis of Presentation

The accompanying consolidated financial statements of AAL and its wholly-owned subsidiary have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of AAL, its wholly-owned subsidiary, AAL Holdings Inc., and its wholly-owned subsidiaries, including CMC, AALTC and North Meadows Investment Ltd. All significant intercompany transactions have been eliminated.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Investments

Investments in fixed maturities are classified as available for sale or held to maturity according to the holder’s intent. Securities classified in the available for sale category are carried at fair value and consist of those securities which AAL intends to hold for an indefinite period of time but not necessarily to maturity. Securities in the held to maturity category are carried at amortized cost and consist of those which AAL has both the ability and the positive intent to hold to maturity.

Changes in fair values of available for sale securities, after adjustment of deferred acquisition costs (DAC), are reported as unrealized gains or losses directly in certificateholders’ surplus as comprehensive income and, accordingly, have no effect on net income. The DAC offsets to the unrealized gains or losses represent valuation adjustments of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The cost of fixed maturity investments classified as available for sale and as held to maturity is adjusted for amortization of premiums and accretion of discounts calculated using the effective interest method. That amortization or accretion is included in net investment income.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Investments (Continued)

Mortgage loans generally are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest method.

Investment real estate is valued at original cost plus capital expenditures less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the property. Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.

Certificate loans are generally valued at the aggregate unpaid balances. Other investments, consisting of limited partnerships, are valued on the equity basis.

All investments are carried net of allowances for declines in value that are other than temporary; the changes in those reserves are reported as realized gains or losses on investments.

Realized gains and losses on the sale of investments and declines in value considered to be other than temporary are recognized in the Consolidated Statements of Income on the specific identification basis.

Securities loaned under AAL’s securities lending agreement are stated in the Consolidated Balance Sheets at amortized cost or fair market value, consistent with AAL’s classifications of such securities as held to maturity or available for sale. AAL measures the fair value of securities loaned against the collateral received on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs

Costs which vary with and are primarily attributable to the production of new business have been deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, selling, selection and certificate issue expenses. For interest sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts. Amortization of acquisition costs for other certificates is charged to expense in proportion to premium revenue recognized.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives. Accumulated depreciation was $111,000,000 and $102,000,000 at December 31, 2000 and 1999, respectively.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Certificate Liabilities and Accruals

Reserves for future certificate benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values. Reserves for future certificate benefits for non-participating life insurance are also net level reserves, computed using assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation. Interest assumptions generally range from 2.5% to 4.0% for participating life insurance and from 7.5% to 9.6% for non-participating life insurance.

Reserves for future certificate benefits for universal life insurance and deferred annuities consist of certificate account balances before applicable surrender charges. The average interest rate credited to account balances in 2000 was 7.2% for universal life, 5.9% for portfolio-average deferred annuities, and ranged from 4.5% to 7.4% for investment generation deferred annuities.

Reserves for health certificates are generally computed using current pricing assumptions. For Medicare supplement, disability income and long term care certificates, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Claim reserves are established for future payments not yet due on claims already incurred, relating primarily to health certificates. These reserves are based on past experience and applicable morbidity tables. Reserves are continuously reviewed and updated, with any resulting adjustments reflected in current operations.

Separate Accounts

Separate account assets and liabilities reported in the accompanying Consolidated Balance Sheets represent funds that are separately administered for variable annuity, variable immediate annuity and variable universal life contracts, and for which the certificateholder, rather than AAL, bears the investment risk. Fees charged on separate account certificateholder deposits are included in insurance charges. Separate account assets, which are stated at fair value based on quoted market prices, and separate account liabilities are shown separately in the Consolidated Balance Sheets. Operating results of the separate accounts are not included in the Consolidated Statements of Income.

Insurance Premiums and Charges

For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period. Expenses include interest credited to certificate account balances and benefits incurred in excess of certificate account balances. Certain profits on limited payment certificates are deferred and recognized over the certificate term.

For health certificates, gross premiums are prorated over the contract term of the certificates with the unearned premium included in the certificate reserves.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Surplus Refunds

Surplus refunds are recognized over the certificate year and are reflected in the Consolidated Statements of Income. The majority of life insurance certificates, except for universal life and term certificates, begin to receive surplus refunds at the end of the second certificate year. Surplus refunds are not currently being paid on interest-sensitive and health insurance certificates. Surplus refund scales are approved annually by AAL’s Board of Directors.

Fraternal Benefits

Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to AAL’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, as well as various programs and church grants. Expenses, such as those necessary to maintain the branch system, are also included.

Other Revenue

Other revenue consists primarily of concessions and investment advisory fees of CMC.

Income Taxes

AAL, a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by AAL is generally exempt from taxation. AAL’s wholly-owned subsidiary and its subsidiaries are subject to federal and state taxation; however, the resulting income taxes are not material to AAL’s consolidated financial statements.

Recent Pronouncements

In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000. Because of AAL’s minimal involvement with options and other instruments classified by the statement as embedded derivatives (convertible bonds, convertible preferred stocks, and remarketable put bonds), management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of AAL.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments

AAL's investments in available for sale securities and held to maturity securities are summarized as follows:

                                                           Gross           Gross         Estimated
                                        Amortized        Unrealized      Unrealized         Fair
                                         Cost              Gains           Losses           Value
                                   -----------------   -------------- --------------------------------
                                                             (In Millions)
Available for sale securities at
  December 31, 2000:
    Fixed maturity securities:
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                        $ 2,431            $  14        $ (23)            $ 2,422
      Obligations of other
        governments, states and
        political subdivisions                   17
                                                                   -             -                 17
      Corporate bonds                         7,216               91         (224)
                                                                                                7,083
      Mortgage & asset-backed                 1,734               31
    securities                                                                 (6)              1,759
                                   -----------------   -------------- -------------     --------------
      Total fixed maturity                   11,398              136         (253)             11,281
    securities
    Equity securities                           696              175          (46)
                                                                                                  825
                                   -----------------   -------------- -------------     --------------
Total                                      $ 12,094            $ 311       $ (299)           $ 12,106
                                   =================   ============== =============     ==============

Held to maturity securities at
  December 31, 2000:
    Fixed maturity securities:
      U.S. Treasury securities and
        non-loan-backed obligations
        of U.S. Government
        corporations and agencies            $  143             $  7         $   -             $  150
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                            107                2
                                                                                 -                109
      Obligations of other
        governments, states and
        political subdivisions                   39
                                                                   -             -                 39
      Corporate bonds                         2,214               53          (21)
                                                                                                2,246
      Mortgage & asset-backed                   307                6
    securities                                                                 (1)                312
                                   -----------------   -------------- -------------     --------------
Total                                       $ 2,810            $  68        $ (22)            $ 2,856
                                   =================   ============== =============     ==============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

                                                        Gross                Gross            Estimated
                                      Amortized        Unrealized          Unrealized           Fair
                                        Cost            Gains               Losses              Value
                                   ---------------  ---------------   ------------------------------------
                                                               (In Millions)
Available for sale securities at
  December 31, 1999:
    Fixed maturity securities:
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                      $ 2,182            $   -            $ (86)              $ 2,096
      Obligations of other
        governments, states and
        political subdivisions                                   -                 -
                                               17                                                      17
      Corporate bonds                       6,585               14             (267)                6,332
      Mortgage & asset-backed               1,542                1              (36)                1,507
    securities
                                   ---------------  ---------------   ---------------      ---------------
      Total fixed maturity                 10,326               15             (389)                9,952
    securities
    Equity securities                                          299              (15)
                                              565                                                     849
                                   ---------------  ---------------   ---------------      ---------------
Total                                    $ 10,891            $ 314           $ (404)             $ 10,801
                                   ===============  ===============   ===============      ===============

Held to maturity securities at
  December 31, 1999:
    Fixed maturity securities:
      U.S. Treasury securities and
        non-loan-backed obligations
        of U.S. Government
        corporations and agencies          $  165             $  3            $  (5)               $  163
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                                             3               (1)
                                              128                                                     130
      Obligations of other
        governments, states and
        political subdivisions                                   -               (1)
                                               48                                                      47
      Corporate bonds                       2,525               43              (48)                2,520
      Mortgage & asset-backed                                    4               (4)
    securities                                395                                                     395
                                   ---------------  ---------------   ---------------      ---------------
Total                                     $ 3,261            $  53            $ (59)              $ 3,255
                                   ===============  ===============   ===============      ===============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Available for Sale                 Held to Maturity
                                              -------------------------------   -------------------------------
                                                Amortized          Fair           Amortized          Fair
                                                  Cost            Value             Cost            Value
                                              --------------  ---------------   --------------  ---------------
                                                                       (In Millions)

Due in one year or less                              $  299           $  306           $  139           $  136
Due after one year through five years                 4,471            4,363            1,161            1,180
Due after five years through ten years                2,210            2,184              640              652
Due after ten years                                     253              247              456              467
                                              --------------  ---------------   --------------  ---------------
Total fixed maturity securities
  excluding mortgage and
  asset-backed bonds                                  7,233            7,100            2,396            2,435
Loan-backed obligations of U.S.
  Government corporations and
  agencies                                            2,431            2,422              107              109
Mortgage and asset-backed securities                  1,734            1,759              307              312
                                              --------------  ---------------   --------------  ---------------
Total fixed maturity securities                     $11,398          $11,281          $ 2,810          $ 2,856
                                              ==============  ===============   ==============  ===============

Major categories of AAL's investment income are summarized as follows:

                                            Years Ended December 31
                                             2000             1999
                                         --------------  ---------------
                                                 (In Millions)

Fixed maturity securities                      $ 1,001           $  942
Equity securities                                                    13
                                                    21
Mortgage loans                                     259              270
Investment real estate                                               11
                                                    10
Certificate loans                                                    35
                                                    35
Other invested assets
                                                    13                5
                                         --------------  ---------------
Gross investment income                          1,339            1,276
Investment expenses                                                  10
                                                     9
                                         --------------  ---------------
Net investment income                          $ 1,330          $ 1,266
                                         ==============  ===============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

AAL's realized gains and losses on investments are summarized as follows:

                                                  Years Ended December 31
                                                   2000              1999
                                             ----------------- -----------------
                                                       (In Millions)
Securities available for sale:
      Fixed maturity securities:
         Gross realized gains                          $   17            $   14
         Gross realized losses                           (45)              (18)
      Equity securities:
         Gross realized gains                             171               152
         Gross realized losses                           (76)              (62)
Other investments, net                                     27                17
                                             ----------------- -----------------
Net realized investment gains                          $   94            $  103
                                             ================= =================

Net unrealized  gains/losses on securities  available for sale credited directly to certificateholders' surplus as comprehensive income (loss) were as follows:

                                                                                        December 31
                                                                                  2000              1999
                                                                            ----------------- -----------------
                                                                                      (In Millions)

Fair value adjustment to available for sale securities                                $   12          $   (90)
Increase in deferred acquisition costs                                                    21                81
                                                                            ----------------- -----------------
Net unrealized gains (losses) on available for sale securities                        $   33           $   (9)
                                                                            ================= =================

The change in accumulated other comprehensive income (deficit) due to unrealized gains/losses on securities available for sale is as follows:

                                                                                  Years Ended December 31
                                                                                  2000              1999
                                                                            ----------------- -----------------
                                                                                      (In Millions)

Fixed maturity securities available for sale                                          $  257          $  (527)
Equity securities available for sale                                                   (155)               (9)
Deferred acquisition costs                                                              (60)               116
                                                                            ----------------- -----------------
                                                                                      $   42          $  (420)
                                                                            ================= =================

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

AAL invests in mortgage loans, principally involving commercial real estate. Such investments consist of first mortgage liens on completed income producing properties. AAL manages its investments in mortgage loans to limit credit risk by diversifying among various geographic regions and property types as follows as of December 31, 2000:

                                               Principal        Percent
                                           ------------------  ----------
                                             (In Millions)
Geographic Region:
      South Atlantic                                $  1,047        32.9
      Pacific                                            945        29.7
      Midwest                                            657        20.7
      Other                                              532        16.7
                                           ------------------  ----------
      Total Mortgage Loans                          $  3,181       100.0
                                           ==================  ==========

Property Type:
      Industrial                                     $   994        31.2
      Office                                             754        23.7
      Retail                                             407        12.8
      Residential                                        263         8.3
      Church                                             253         8.0
      Other                                              510        16.0
                                           ------------------  ----------
      Total Mortgage Loans                          $  3,181       100.0
                                           ==================  ==========

The following table presents changes in the allowance for credit losses:

                                                Years Ended December 31
                                                 2000              1999
                                           -----------------  ----------------
                                                     (In Millions)

Balance at January 1                                 $  107            $  118
Provisions for credit losses (credit)                  (18)
                                                                         (11)
Charge offs
                                                          -                 -
                                           -----------------  ----------------
Balance at December 31                               $   89            $  107
                                           =================  ================

AAL's investment in mortgage loans includes $109,000,000 and $178,000,000 of loans that are considered to be impaired at December 31, 2000 and 1999, respectively, for which the related allowance for credit losses are $16,000,000 and $35,000,000 at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans during the years ended December 31, 2000 and 1999, was $134,000,000 and $192,000,000, respectively. AAL recorded interest income, using the accrual method, on impaired loans of $8,000,000 and $14,000,000 for 2000 and 1999, respectively.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 3. Deferred Acquisition Costs

The changes in deferred acquisition costs are as follows:

                                                                Years Ended December 31
                                                                 2000              1999
                                                            ----------------  ----------------
                                                                     (In Millions)

Balance at beginning of year                                         $  807            $  667
Acquisition costs deferred:
      Commissions                                                        83
                                                                                           81
      Other costs                                                        30
                                                                                           29
                                                            ----------------  ----------------
      Total deferred                                                    113               110
Acquisition costs amortized                                            (96)
                                                                                         (86)
                                                            ----------------  ----------------
Increase in deferred acquisition costs                                   17
                                                                                           24
Change in unrealized gains/losses on fixed
  maturity investments recorded directly to
  certificateholders' surplus as comprehensive income (loss)           (60)               116
                                                            ----------------  ----------------
Total increase (decrease)                                              (43)               140
                                                            ----------------  ----------------
Balance at end of year                                               $  764            $  807
                                                            ================  ================

Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions

AAL offers a noncontributory defined retirement plan and a contributory savings plan to substantially all home office and field employees. The savings plan is defined under the Internal Revenue Code section 401(k) as a profit sharing plan that allows participant contributions on a before-tax basis as well as an after-tax basis. AAL also provides postretirement benefits in the form of health and life insurance for substantially all retired home office and field personnel.

The following tables set forth the amounts recognized in AAL's financial statements and the plans' funding status.

                                                 Retirement Plans                     Other Benefits
                                                                     December 31
                                              2000              1999              2000              1999
                                        ----------------- ----------------- ----------------- -----------------
                                                                    (In Millions)
Projected benefit obligation for
  services rendered to date                       $  298            $  266            $   63            $   63
Plan assets at fair value                            330               332
                                                                                           -                 -
                                        ----------------- ----------------- ----------------- -----------------
Funded (unfunded) status of
  the plan                                        $   32            $   66          $   (63)          $   (63)
                                        ================= ================= ================= =================
Accrued liability included in
  consolidated balance sheet                      $   10            $   10            $   50            $   44

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions (Continued)

The following summarizes certain assumptions included in the preceding schedule:

                                         Retirement Plans                     Other Benefits
                                                        Years Ended December 31
                                      2000              1999              2000              1999
                                ----------------- ----------------- ----------------- -----------------

Discount rate                         7.5%              7.5%              7.5%              7.5%
Expected return on plan assets        9.0%              9.0%                -                 -
Rate of compensation increase         5.0%              5.0%                -                 -
Health care trend rate                  -                 -               6.0%              6.0%

                              Savings Plan             Retirement Plans            Other Benefits
                                                    Years Ended December 31
                           2000          1999         2000          1999         2000         1999
                        ------------  -----------  ------------  -----------  ------------ ------------
                                                        (In Millions)

Benefit cost                $ -        $               $ -           $ 4          $ 9          $ 4
                                          -
Employer contributions         5
                                          5             -              -            -            -
Employee contributions        19         18
                                                        -              -            -            -
Benefits paid                 25         18             11            11            3            2

Note 5. Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities. Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the National Association of Insurance Commissioner's ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 5. Synopsis of Statutory Financial Results (Continued)

The more significant differences are as follows: (a) investments in bonds are reported at amortized cost or at fair value with unrealized holding gains and losses reported as a separate component of certificateholders' surplus, depending on their designation at purchase as held to maturity or available for sale, respectively, rather than being valued based on the bond's NAIC rating; (b) certain acquisition costs of new business are deferred and amortized rather than being charged to operations as incurred; (c) the liabilities for future certificate benefits and expenses are based on reasonably conservative estimates of expected mortality, interest, withdrawals and future maintenance and settlement expenses rather than using statutory rates for mortality and interest; (d) certain assets, principally costs in excess of net assets acquired, furniture, equipment and agents' debit balances are reported as assets rather than being charged to certificateholders' surplus and excluded from the balance sheets; (e) the interest maintenance reserve and asset valuation reserve are reported as part of certificateholders' surplus rather than as a liability; and (f) revenues for universal life and investment-type contracts include mortality, expense and surrender charges levied against the certificateholders' accounts rather than including as revenues the premiums received on these certificates. Expenses include interest added to the certificateholders' accounts rather than reserve changes related to the investment portion of these policies. Summarized statutory-basis financial information for AAL on an unconsolidated basis is as follows:

                                                     December 31
                                               2000               1999
                                         ------------------ ------------------
                                                    (In Millions)

Assets                                            $ 21,502           $ 20,800
                                         ================== ==================

Liabilities                                       $ 19,685           $ 19,044
Unassigned funds                                     1,817              1,756
                                         ------------------ ------------------
Total liabilities and unassigned funds            $ 21,502           $ 20,800
                                         ================== ==================

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 5. Synopsis of Statutory Financial Results (Continued)

                                                  Years ended December 31
                                                 2000               1999
                                           ------------------ ------------------
                                                      (In Millions)

Premium income and certificate proceeds             $  1,835           $  1,849
Net investment income                                  1,321              1,256
Other income                                              34                 42
                                           ------------------ ------------------
      Total income                                     3,190              3,147

Reserve increase                                         505                623
Certificateholders' benefits                           1,801              1,487
Surplus refunds                                          121                117
Commissions and operating costs                          411                402
Other                                                    249                350
                                           ------------------ ------------------
      Total benefits and expenses                      3,087              2,979
                                           ------------------ ------------------

Net gain from operations                                 103                168
Net realized capital gains                                66                 88
                                           ------------------ ------------------
      Net income                                     $   169            $   256
                                           ================== ==================

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. Wisconsin insurance laws and regulations define the NAIC manual as the prescribed method of accounting. The revised NAIC manual has changed, to some extent, prescribed statutory accounting practices and results in changes to the accounting practices that AAL uses to prepare its statutory-basis financial statements. Management has determined that the impact of these changes to AAL's statutory-basis capital and surplus as of January 1, 2001 will not be significant.

AAL is in compliance with the statutory surplus requirements of all states.

Note 6. Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the accompanying Consolidated Balance Sheets for these instruments approximate their fair values.

Investment Securities

Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services. All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue. The fair values for investments in equity securities are based on quoted market prices.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 6. Fair Value of Financial Instruments (Continued)

Mortgage Loans

The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Certificate Loans

The carrying amounts reported in the accompanying Consolidated Balance Sheets for these loans are considered to be reasonable estimates of their fair value.

Separate Accounts

The fair values for separate account assets are based on quoted market prices.

Financial Liabilities

The fair values for AAL's liabilities under investment-type contracts, such as deferred annuities, variable annuities, and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. These amounts are included in certificateholder funds in the accompanying Consolidated Balance Sheets.

The cost and estimated fair value of AAL's financial instruments are as follows:

                                                2000                                 1999
                                  ----------------------------------   ----------------------------------
                                                       Estimated                            Estimated
                                       Cost           Fair Value            Cost           Fair Value
                                  ----------------  ----------------   ----------------  ----------------
                                                              (In Millions)
Financial Assets:
      Fixed maturities                   $ 14,208          $ 14,137           $ 13,587          $ 13,207
      Equity securities                       696               825                565               849
      Mortgage loans                        3,092             3,393              3,151             3,204
      Cash and cash equivalents               200               200                243               243
      Certificate loans                       501               501                494               494
      Separate account assets               2,164             2,164              2,002             2,002

Financial Liabilities:
      Deferred annuities                    7,398             7,368              7,419             7,368
      Separate account liabilities          2,164             2,164              2,002             2,002
      Other                                   723               719                721               718

Note 7. Contingent Liabilities

AAL is involved in various lawsuits and contingencies that have arisen from the normal conduct of business. Contingent liabilities arising from litigation, tax and other matters are not considered material in relation to the financial position of AAL. AAL has not made any provision in the consolidated financial statements for liabilities, if any, that might ultimately result from these contingencies.

Note 8. Event (Unaudited) Subsequent to Date of Independent Auditors' Report

On June 27, 2001, AAL entered into a plan of merger with Lutheran Brotherhood, a Minnesota-domiciled fraternal life insurance company. The merger is expected to be accounted for as a pooling-of-interests transaction with expected consummation in January 2002.

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Balance Sheet

Interim Unaudited Combined Financial Statements

Set forth in the tables below is unaudited pro forma combined financial information for Aid Association for Lutherans ("AAL") and Lutheran Brotherhood ("LB") as of and for the period ending September 30, 2001, giving retroactive effect to the merger of LB with and into AAL and accounted for on a pooling-of-interests basis. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the merged entity.

The unaudited combined pro forma financial information has been prepared based on the assumption that the significant accounting policies employed by AAL and LB are consistent and comparable. The combined financial information does not take into account certain adjustments, that are expected to be insignificant, which may be necessary to conform accounting practices and procedures. The pro forma financial information should be read in conjunction with the audited financial statements of AAL and the audited financial statements of LB which are included herewith. During the period from December 31, 2000 through September 30, 2001, there have been no events or transactions (aside from the proposed merger of LB with and into AAL and the ongoing operations of AAL and LB) that would have a material effect on, or require disclosure in, the financial statements of AAL or LB or the pro forma information.

                                                                           (In Millions)
                                                                            September 30, 2001
Assets                                                              AAL             LB           Combined
                                                                --------        --------         ----------
Investments:
    Securities available for sale, at fair value
       Fixed maturities                                          $ 13,084       $   7,832        $ 20,916
       Equity securities                                              842             623           1,465
    Fixed maturities held to maturity, at amortized cost            1,818              -            1,818
    Mortgage loans                                                  3,419           2,263           5,682
    Real estate                                                        29              89             118
    Certificate loans                                                 511             764           1,275
    Short-term investments                                             -              409             409
    Amounts due from brokers                                          165             357             522
    Other invested assets                                              58             324             382
                                                                 --------        --------      ----------
    Total investments                                              19,926          12,661          32,587

Cash and cash equivalents                                             682           1,194           1,876
Accrued investment income                                             222             132             354
Deferred acquisition costs                                            687           1,123           1,810
Assets held in separate accounts                                    1,931           6,909           8,840
Other assets                                                          110             150             260
                                                                 --------        --------      ----------
           Total Assets                                          $ 23,558        $ 22,169        $ 45,727
                                                                 ========        ========      ==========                                                                    --------            --------           ----------

Liabilities and Certificateholders' Surplus
Certificate liabilities and accruals:
    Future certificate benefits                                 $   3,381       $   6,572       $   9,953
    Unpaid claims and claim expenses                                   99              72             171
                                                                 --------        --------      ----------
    Total certificate liabilities and accruals                      3,480           6,644          10,124

Certificateholder funds                                            14,531           4,437          18,968
Amounts due to brokers                                                517           1,299           1,816
Liabilities related to separate accounts                            1,931           6,909           8,840
Other liabilities                                                     180             417             597
                                                                 --------        --------      ----------
           Total Liabilities                                       20,639          19,706          40,345

Certificateholders' Surplus
    Accumulated surplus                                             2,685           2,404           5,089
    Accumulated other comprehensive income                            234              59             293
                                                                 --------        --------      ----------
           Total Certificateholders' Surplus                        2,919           2,463           5,382
                                                                 --------        --------      ----------
           Total Liabilities and Certificateholders' Surplus     $ 23,558        $ 22,169        $ 45,727
                                                                 ========        ========      ==========

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of Income

                                                                                  (In Millions)
                                                                       Nine Months Ended September 30, 2001

                                                                      AAL             LB           Combined
                                                                   --------        --------       ---------
Revenue
    Insurance premiums                                              $   371         $   562        $    933
    Insurance charges                                                   247             166             413
    Net investment income                                             1,012             584           1,596
    Net realized investment gains                                         7              11              18
    Mutual fund and other revenue                                        76              66             142
                                                                   --------        --------       ---------
           Total revenue                                              1,713           1,389           3,102

Benefits and expenses
    Certificate claims and other benefits                               338             319             657
    Increase in certificate reserves                                    174             378             552
    Interest credited                                                   646             198             844
    Surplus refunds                                                      88             181             269
                                                                   --------        --------       ---------
           Total benefits                                             1,246           1,076           2,322

    Underwriting, acquisition and insurance expenses                    226             173             399
    Amortization of deferred acquisition costs                           63             101             164
    Fraternal benefits and expenses                                      86              58             144
                                                                   --------        --------       ---------
           Total expenses                                               375             332             707
                                                                   --------        --------       ---------
           Total benefits and expenses                                1,621           1,408           3,029
                                                                   --------        --------       ---------
           Income before income taxes                                    92             (19)             73

           Provision (benefit) for income taxes                           2              (7)             (9)
                                                                   --------        --------       ---------
           Net income (loss)                                       $     94         $   (12)      $      82
                                                                   ========        ========       =========                                                       --------            --------           ----------

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of
Changes in Certificateholders' Surplus

                                                             (In Millions)
                                                                Accumulated Other
                                                           Comprehensive Income (Loss)
                                                           --------------------------
                                                            Unrealized Gains (Losses)
                                                                                                                 Total
                                           Comprehensive                      Acquisition    Accumulated  certificateholders'
AAL                                           income          Investments       costs          surplus          surplus
                                           ------------       ------------   ----------      ----------      ------------
    Balance at January 1, 2000                                 $  (90)       $     81          $ 2,363          $ 2,354

    Comprehensive income
       Net income                              $  228               -               -              228              228
       Other comprehensive income (loss)           42             102             (60)               -               42
                                           ----------       ---------      ----------       ----------     ------------
           Total comprehensive income          $  270
                                           ==========

    Balance at December 31, 2000                               $   12        $     21          $ 2,591          $ 2,624

    Comprehensive income
       Net income                             $    94               -               -               94               94
       Other comprehensive income (loss)          201             298             (97)               -              201
                                           ----------       ---------      ----------       ----------     ------------
           Total comprehensive income         $   295
                                           ==========

    Balance at September 30, 2001                              $   310       $    (76)         $ 2,685          $ 2,919
                                                            ==========     ==========       ==========     ============

LB
    Balance at January 1, 2000                                 $   (48)      $     64          $ 2,288          $ 2,304

    Comprehensive income
       Net income                             $   128                -              -              128              128
       Other comprehensive income (loss)           20               96            (76)               -               20
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $   148
                                           ==========

    Balance at December 31, 2000                               $    48       $    (12)         $ 2,416          $ 2,452

    Comprehensive income
       Net loss                               $   (12)               -              -              (12)             (12)
       Other comprehensive income (loss)           23               72            (49)               -               23
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $    11
                                           ==========

    Balance at September 30, 2001                              $   120       $    (61)         $ 2,404          $ 2,463
                                                            ==========     ==========       ==========     ============                                                      ------------         ----------           ----------           ------------

Combined
    Balance at January 1, 2000                                 $  (138)      $    145          $ 4,651          $ 4,658

    Comprehensive income
       Net income                             $   356                -              -              356              356
       Other comprehensive income (loss)           62              198           (136)               -               62
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $   418
                                           ==========

    Balance at December 31, 2000                               $    60       $      9          $ 5,007          $ 5,076

    Comprehensive income
       Net income                             $    82                -              -               82               82
       Other comprehensive income (loss)          224              370           (146)               -              224
                                           ----------       ----------     ----------       ----------      -----------
           Total comprehensive income         $   306
                                           ==========

    Balance at September 30, 2001                              $   430       $   (137)         $ 5,089          $ 5,382
                                                            ==========     ==========       ==========      ===========                                                                  ------------         ----------           ----------           ------------

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of Cash Flows

                                                                               (In Millions)
                                                                   Nine Months Ended September 30, 2001
                                                                    AAL              LB          Combined
                                                                 --------        --------       ----------
Operating Activities:
Net income (loss)                                               $     94        $    (12)       $     82
Adjustments to reconcile net income to net cash provided by
   operating activities:
    Increase in certificate liabilities and accruals                 152             467             619
    Increase (decrease) in certificateholder funds                   510            (102)            408
    Increase (decrease) in deferred acquisition costs                (20)              9             (11)
    Realized gains on investments                                     (7)            (11)            (18)
    Provisions for amortization and depreciation                      13              15              28
    Changes in other assets and liabilities                           11              49              60
                                                                --------        --------      ----------
       Net cash provided by operating activities                     753             415           1,168

Investing Activities:
Proceeds from investments sold, matured or repaid:
    Fixed income securities available for sale                     4,536           9,853          14,389
    Equity securities available for sale                             618             226             844
    Fixed income securities held to maturity                         255              -              255
    Mortgage loans                                                   167             181             348
    Short-term investments                                            -              441             441
    Other invested assets                                             -               37              37
Cost of investments acquired:
    Fixed income securities available for sale                    (4,992)         (9,676)        (14,668)
    Equity securities available for sale                            (834)           (243)         (1,077)
    Fixed income securities held to maturity                        (117)             -             (117)
    Mortgage loans                                                  (299)           (204)           (503)
    Short-term investments                                            -             (555)           (555)
    Other invested assets                                             -              (69)            (69)
Bank loans                                                          (191)             (9)           (200)
Certificate loans, net                                                (9)            (16)            (25)
Other                                                                393              -              393
                                                                --------        --------       ---------
       Net cash used in investing activities                        (473)            (34)           (507)

Financing Activities:
Universal life and investment contract receipts                      568             760           1,328
Universal life and investment contract withdrawals                  (550)           (705)         (1,255)
Bank deposits                                                        184               9             193
                                                                --------        --------      ----------
Net cash provided by financing activities                            202              64             266
                                                                --------        --------      ----------
Net increase in cash and cash equivalents                            482             445             927

Cash and cash equivalents, beginning of year                         200             749             949
                                                                --------        --------      ----------
Cash and cash equivalents, end of period                        $    682        $  1,194        $  1,876
                                                                ========        ========      ==========                                                                    --------            --------           ----------

Unaudited Pro Forma Financial Statements

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits

    (a)   Financial Statements:

          Part A: None.

          Part B: Financial Statements of Depositor.  (3)

                  Financial Statements of LB Variable Annuity Account I. (3)

    (b)   Exhibits:

          1.  Resolution of the Board of Directors of Lutheran Brotherhood authorizing the establishment of LB Variable Annuity
              Account I ("Registrant").  (1)

          2.  Not Applicable.

          3.(a)  Form of Distribution Agreement between Depositor and Lutheran Brotherhood Securities Corp. ("LBSC").  (3)

            (b)  Form of Selling Agreement between LBSC and AAL Capital Management Corporation. (3)

            (c)  Forms of General Agent's Agreement and Selected Registered Representative Agreement between LBSC and agents with respect to the sale of Contracts.  (1)

          4.  Form of Contract.  (1)

          5.  Contract Application Form.  (1)

          6.  Articles of Incorporation and Bylaws of Depositor.  (2)

          7.  Not Applicable.

          8.  Not Applicable.

          9.  Opinion of counsel as to the legality of the securities being registered (including written consent).  (3)

          10. (a) Consent of Pricewaterhouse Coopers LLP. (3)

          10. (b) Consent of Ernst & Young LLP. (3)

          11. Not Applicable.

          12. Not Applicable.

          13. Computations of Performance Data.  (1)

          15. Powers of Attorney.  (3)

----------------------

(1)  Incorporated by reference from  Post-Effective Amendment No. 8 to the registration statement of LB Variable Annuity Account I, file no. 33-67012, filed April 30, 1998.

(2)  Incorporated by reference from Post-Effective Amendment No. 8 to the registration statement of AAL Variable Annuity Account I, file no. 33-82054, filed April 20, 2000,.

(3)  Filed herewith

Item 25. The directors and senior officers and their principal occupations and addresses of Depositor are:

DIRECTORS

Richard E. Beumer
Vice Chairman
Jacobs Engineering Group, Inc.
13723 Riverport Drive
Maryland Heights, Missouri

Dr. Addie J. Butler
Assistant to the Vice President
Community College of Philadelphia
1700 Spring Garden Street
Philadelphia, Pennsylvania

Elizabeth A. Duda
Self-Employed
2450 Mikler Road
Oviedo, Florida

John O. Gilbert
Chairman of the Board
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Gary J. Greenfield
President
Wisconsin Lutheran College
8800 W. Bluemound Road
Milwaukee, Wisconsin

Robert H. Hoffman
Group Vice President - Communication Division
Taylor Corporation
1725 Roe Crest Drive
PO Box 37208
North Mankato, Minnesota

James M. Hushagen
Partner
Eisenhower & Carlson, PLLC
1201 Pacific Avenue, Suite 1200
Tacoma, Washington

Richard C. Kessler
President and CEO
The Kessler Enterprise, Inc.
7380 Sand Lake Road, Suite 120
Orlando, Florida

Richard C. Lundell
President
Lundell Financial Group
7341 Dogwood Lane
Excelsior, Minnesota

John P. McDaniel
Chief Executive Officer
MedStar Health
5565 Sterett Place
Columbia, Maryland

Paul W. Middeke
Retired
55 Forest Valley Court
St. Charles, Missouri

Bruce J. Nicholson
President and Chief Executive Officer
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Robert B. Peregrine
Partner
Peregrine & Roth, S.C.
633 W. Wisconsin Avenue, Suite 1300
Milwaukee, Wisconsin

Paul D. Schrage
Retired
42237 North 112th Place
Scottsdale, Arizona

Dr. Kurt M. Senske
President and Chief Executive Officer
Lutheran Social Services
408 West 45th Street
Austin, Texas

Dr. Albert K. Siu
Chief Learning Officer
AT&T
Room 31A19
55 Corporate Drive
Bridgewater, New Jersey

Roger G. Wheeler
President
Wheeler-Air, Inc.
6109 West 104th Street
Bloomington, Minnesota

Thomas R. Zehnder
Retired
2505 Burrows Court
Williamsburg, Virginia

OFFICERS

John O. Gilbert
Chairman of the Board
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Bruce J. Nicholson
President and Chief Executive Officer
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Woodrow E. Eno
General Counsel
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Otis Haarmeyer
Director of Field Operations
Aid Association for Lutherans
4321 North Ballard Road
Appleton, Wisconsin

Frederick A. Ohlde
Director of Fraternal Operations
Aid Association for Lutherans
4321 North Ballard Road
Appleton, Wisconsin

Jennifer H. Martin
Director of Corporate Administration
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

James A. Thomsen
Director of Field Operations
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Jon M. Stellmacher
Director of Insurance, Mutual Fund, and Information Technology Operations
Aid Association for Lutherans
4321 North Ballard Road
Appleton, Wisconsin

Lawrence W. Stranghoener
Director of Investments, Finance, and Integration
Aid Association for Lutherans
625 Fourth Avenue South
Minneapolis, Minnesota

Walter S. Rugland
Drector of Integration
Aid Association for Lutherans
4321 North Ballard Road
Appleton, Wisconsin

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant

Registrant is a separate account of Depositor. Depositor is a fraternal insurance society organized under the laws of the state of Wisconsin and is owned by and operated for its members. It has no stockholders nor is it subject to the control of any affiliated persons. Depositor controls the following wholly owned direct and indirect subsidiaries: (a) AAL Holdings, Inc., a Delaware corporation that is a holding company that has no independent operations; (b) AAL Capital Management Corporation (AAL CMC), a Delaware corporation that is a registered broker-dealer and investment adviser; (c) North Meadows Investment, Ltd., a Wisconsin corporation organized for the purpose of holding and investing in real estate; (d) AAL Trust Company, FSB, a federally chartered bank. (e) Lutheran Brotherhood Variable Insurance Products Company (“LBVIP”), a Minnesota corporation organized as a stock life insurance company; (f) LBSC, a Pennsylvania corporation which is a registered broker-dealer; (h) Lutheran Brotherhood Research Corp., a Minnesota corporation which is a licensed investment adviser; and (i) Lutheran Brotherhood Property & Casualty Insurance Agency, Inc., a Minnesota corporation, which is a property and casualty insurance agency.

Item 27. Number of Contract Owners

There were 121,444 Contract Owners as of November 30, 2001.

Item 28. Indemnification

Reference is hereby made to Section 33 of Depositor’s Bylaws, filed as an Exhibit to this Registration Statement, and to Section 5 of LBSC’s By-Laws, which mandate indemnification by Depositor and LBSC of directors, officers and certain others under certain conditions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Depositor or LBSC, pursuant to the foregoing provisions or otherwise, Depositor and LBSC have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor or LBSC of expenses incurred or paid by a director or officer or controlling person of Depositor or LBSC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Depositor or LBSC in connection with the securities being registered, Depositor or LBSC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

An insurance company blanket bond is maintained providing $10 million coverage for officers, employees, and agents of AAL, LBVIP and LBSC.

Item 29. Principal Underwriter

(a) LBSC, the principal underwriter of the Contracts, is also named as distributor of the stock of The Lutheran Brotherhood Family of Funds, a diversified open-end investment company organized as a Delaware business trust, consisting of the following series: Lutheran Brotherhood Opportunity Growth Fund, Lutheran Brotherhood Mid Cap Growth Fund, Lutheran Brotherhood World Growth Fund, Lutheran Brotherhood Growth Fund, Lutheran Brotherhood Fund, Lutheran Brotherhood Value Fund, Lutheran Brotherhood High Yield Fund, Lutheran Brotherhood Income Fund, Lutheran Brotherhood Municipal Bond Fund, Lutheran Brotherhood Limited Maturity Bond Fund and Lutheran Brotherhood Money Market Fund. LBSC also acts or will act as the principal underwriter of the following variable contracts: flexible premium variable life insurance contracts issued by Depositor through LB Variable Insurance Account I, a separate account of Depositor to be registered as a unit investment trust under the Investment Company Act of 1940; flexible premium deferred variable annuity contracts issued by LBVIP through LBVIP Variable Annuity Account I, a separate account of LBVIP registered as a unit investment trust under the Investment Company Act of 1940; flexible premium variable life insurance contracts issued by LBVIP through LBVIP Variable Insurance Account, a separate account of LBVIP registered as a unit investment trust under the Investment Company Act of 1940; and of single premium variable life insurance contracts issued by LBVIP through LBVIP Variable Insurance Account II, a separate account of LBVIP registered as a unit investment trust under the Investment Company Act of 1940.

(b) The directors and officers of LBSC are as follows:

     Bruce J. Nicholson             Director and Chairman
     James A. Thomsen               Director and President
     Randall L. Boushek             Director
     Jennifer H. Martin             Director
     Lawrence W. Stranghoener       Director
     Daniel G. Walseth              Director
     David K. Stewart               Treasurer
     John C. Bjork                  Secretary
     Colleen Both                   Vice President and Chief Compliance Officer
     J. Keith Both                  Vice President
     David J. Christianson          Vice President
     Mitchell F. Felchle            Vice President
     Douglas B. Miller              Vice President
     James R. Olson                 Vice President
     Bruce M. Piltingsrud           Vice President
     Richard B. Ruckdashel          Vice President
     Thomas C. Schinke              Vice President

The principal business address of each of the foregoing officers is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

(c) Not Applicable.

Item 30. Location of Accounts and Records

The accounts and records of Registrant are located at the office of Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.

Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Registrant understands that the restrictions imposed by Section 403(b)(11) of the Internal Revenue Code conflict with certain sections of the Investment Company Act of 1940 that are applicable to the Contracts. In this regard, Registrant is relying on a no-action letter issued on November 28, 1988 by the Office of Insurance Product and Legal Compliance of the SEC, and the requirements for such reliance have been complied with by Registrant.

Aid Association for Lutherans hereby represents that, as to the individual flexible premium variable annuity contracts that are the subject of this registration statement, File Number 333-_____, that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Aid Association for Lutherans.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 2nd day of January, 2002.

                                          LB VARIABLE ANNUITY ACCOUNT I
                                                  (Registrant)

                                          By  AID ASSOCIATION FOR LUTHERANS
                                                  (Depositor)

                                          By              *
                                             -----------------------------------
                                              Bruce J. Nicholson, President
                                              and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 2nd day of January, 2002.

                                          AID ASSOCIATION FOR LUTHERANS
                                             (Depositor)

                                          By               *
                                             -----------------------------------
                                              Bruce J. Nicholson, President
                                              and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 2nd day of January, 2002 by the following directors and officers of Depositor in the capacities indicated:

                  *                 President and Chief Executive Officer
     ---------------------------
     Bruce J. Nicholson

                  *                  Principal Financial and Accounting
     ----------------------------     Officer
     Lawrence W. Stranghoener

A Majority of the Board of Directors:*

     Richard E. Beumer            John P. McDaniel
     Dr. Addie J. Butler          Paul W. Middeke
     Elizabeth A. Duda            Bruce J. Nicholson
     John O. Gilbert              Robert B. Peregrine
     Gary J. Greenfield           Paul D. Schrage
     Robert H. Hoffman            Dr. Kurt M. Senske
     James M. Hushagen            Dr. Albert K. Siu
     Richard C. Kessler           Roger G. Wheeler
     Richard C. Lundell           Thomas R. Zehnder

* John C. Bjork, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Aid Association for
Lutherans pursuant to a power of attorney duly executed by such persons and filed herewith.

                                           By:  /s/ John C. Bjork
                                                --------------------------------
                                                John C. Bjork, Attorney-in-Fact

INDEX TO EXHIBITS
LB VARIABLE ANNUITY ACCOUNT I

EXHIBIT NO.
__________

Ex-99            Form of Distribution Agreement between Depositor and
                 Lutheran brotherhood Securities Corp. ("LBSC").

Ex-99            Form of Selling Agreement between LBSC and AAL Capital Management Corporation.

Ex-23            Opinion of counsel as to the legality of the securities being registered
                 (including written consent).

Ex-23            Consent of PricewaterhouseCoopers LLP.

Ex-23            Consent of Ernst & Young LLP.

Ex-24            Powers of Attorney.